   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 16, 1997



                                                      REGISTRATION NO. 333-33001

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------

                                AMENDMENT NO. 1


                                       TO

                                    FORM S-1
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------
                             PRIME BANCSHARES, INC.
             (Exact name of registrant as specified in its charter)

              TEXAS                               6711                            76-0088973
 (State or other jurisdiction of      (Primary Standard Industrial             (I.R.S. Employer
  incorporation or organization)      Classification Code Number)            Identification No.)
              12200 NORTHWEST FREEWAY                            STUART D. SAUNDERS, ESQ.
               HOUSTON, TEXAS 77092                                   GENERAL COUNSEL
                  (713) 209-6000                                  12200 NORTHWEST FREEWAY
(Address, including zip code, and telephone number,                HOUSTON, TEXAS 77092
                      including                                       (713) 209-6000
  area code, of registrant's principal executive     (Name, address, including zip code, and telephone
                     offices)                       number, including area code, of agent for service)

                             ---------------------
                                   Copies to:

              JOHN R. BRANTLEY, ESQ.
            WILLIAM T. LUEDKE IV, ESQ.                          WILLIAM S. RUBENSTEIN, ESQ.
           BRACEWELL & PATTERSON, L.L.P.                 SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
          2900 SOUTH TOWER PENNZOIL PLACE                            919 THIRD AVENUE
             HOUSTON, TEXAS 77002-2781                           NEW YORK, NEW YORK 10022

                             ---------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]
------------------

     If this Form is a post-effective amendment filed pursuant to Rule 462(e) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]

                        CALCULATION OF REGISTRATION FEE

============================================================================================================================
                                                                  PROPOSED MAXIMUM    PROPOSED MAXIMUM
           TITLE OF EACH CLASS OF               AMOUNT TO BE       OFFERING PRICE         AGGREGATE           AMOUNT OF
        SECURITIES TO BE REGISTERED             REGISTERED(1)       PER SHARE(2)      OFFERING PRICE(2)   REGISTRATION FEE
----------------------------------------------------------------------------------------------------------------------------
Common Stock, $.25 par value................      2,494,707            $18.00            $44,904,726           $13,608
============================================================================================================================

(1) Includes 325,397 shares of Common Stock subject to the Underwriters' over-allotment option.

(2) Estimated solely for the purpose of calculating the registration fee.
                             ---------------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                SUBJECT TO COMPLETION, DATED SEPTEMBER 17, 1997

PROSPECTUS

                                2,169,310 SHARES

                                      LOGO
                             PRIME BANCSHARES, INC.
                                  COMMON STOCK


     Of the 2,169,310 shares of Common Stock (the "Common Stock") offered hereby (the "Offering"), 400,000 shares are being sold by Prime Bancshares, Inc. (the "Company") and 1,769,310 shares are being sold by certain shareholders of the Company (the "Selling Shareholders"). The Company will not receive any proceeds from the sale of shares by the Selling Shareholders. Prior to the Offering, there has been no established public market for the Common Stock. The initial public offering price will be determined by negotiations between the Company and the representatives of the Underwriters (the "Representatives"). It is estimated that the initial public offering price will be in the range of $15.00 to $18.00 per share. See "Underwriting." Application has been made to have the shares of Common Stock approved for quotation on The Nasdaq Stock Market's National Market ("Nasdaq/National Market") under the symbol "PBTX."


     The Company intends to use the proceeds of the Offering to redeem shares of its issued and outstanding Series A Preferred Stock. See "Use of Proceeds."

     THE SHARES OF COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS OR DEPOSIT ACCOUNTS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE BANK INSURANCE FUND, THE SAVINGS ASSOCIATION INSURANCE FUND OR ANY OTHER GOVERNMENTAL AGENCY.

     SEE "RISK FACTORS" ON PAGE 7 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

=======================================================================================================================
                                                                                                        PROCEEDS TO
                                             PRICE TO          UNDERWRITING         PROCEEDS TO           SELLING
                                              PUBLIC            DISCOUNT(1)         COMPANY(2)         SHAREHOLDERS
-----------------------------------------------------------------------------------------------------------------------
Per Share..............................          $                   $                   $                   $
-----------------------------------------------------------------------------------------------------------------------
Total(3)...............................          $                   $                   $                   $
=======================================================================================================================

(1) The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."

(2) Before deducting offering expenses payable by the Company, estimated at $250,000.

(3) The Company and certain of the Selling Shareholders have granted the Underwriters a 30-day option to purchase up to 325,397 additional shares of Common Stock, on the same terms and conditions as set forth above, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discount, Proceeds to Company and
    Proceeds to Selling Shareholders will be approximately $          ,
    $          , $          and $          , respectively. See "Underwriting."

     The shares of Common Stock to be distributed to the public are offered by the Underwriters, subject to prior sale, when, as and if received and accepted by the Underwriters, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the certificates for the shares of Common Stock will be made against payment therefor in Houston, Texas on or about
            , 1997.

KEEFE, BRUYETTE & WOODS, INC.  LEGG MASON WOOD WALKER
                                                         INCORPORATED

               The date of this Prospectus is             , 1997.

                            [MAP OF TEXAS LOCATIONS]



IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR AFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE AFFECTED ON THE NASDAQ/NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.



CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OFFERED HEREBY. SUCH TRANSACTIONS MAY INCLUDE STABILIZING THE MARKET PRICE OF THE COMMON STOCK, THE PURCHASE OF COMMON STOCK TO COVER SYNDICATE SHORT POSITIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary does not purport to be complete, and is qualified in its entirety by reference to the more detailed information and financial statements (including the notes thereto) appearing elsewhere in this Prospectus. Unless otherwise indicated, all share and per share information has been adjusted to give effect to a 30 for 1 common stock split effected in the form of a stock dividend issued to shareholders of record as of July 17, 1997. Unless otherwise indicated, all information in this Prospectus assumes that the Underwriters' over-allotment option is not exercised.

                                  THE COMPANY

     Prime Bancshares, Inc. (the "Company") is a bank holding company headquartered in Houston, Texas. The Company derives substantially all of its revenue and income from the operation of its wholly-owned bank subsidiary, Prime Bank (the "Bank"), a Texas state bank with 19 full-service banking locations, 11 of which are located in the greater Houston metropolitan area. The Bank also has six offices located in southeast Texas, one office (and two loan production offices) located in San Antonio and one office located in Brenham. The Bank was chartered in 1958. The Company was formed as a holding company for the Bank in 1984. The Company has made a profit in each year of its existence, and the Company has had six consecutive years of increased net earnings. As of June 30, 1997, the Company had assets of $948.0 million, gross loans of $383.7 million, total deposits of $878.7 million and total shareholders' equity of $65.3 million. Based on total assets as of June 30, 1997, the Company is the second largest independent bank holding company headquartered in the Houston metropolitan area.


     In 1988, the Company began to expand beyond its Channelview, Texas origins and diversify its market area. A severe downturn in the Texas economy in the mid to late 1980s caused a record number of bank and savings and loan failures, which made deposits available for assumption through competitive bid processes. The Company's strong capital base and historical profitability enabled it to successfully bid for and acquire the deposits and certain assets of seven failed financial institutions from 1988 to 1991. In 1994, the Company acquired nine new locations (five of which were subsequently sold) through the acquisition of deposits and certain assets related to branches of a large federal savings bank. In 1997, the Company acquired deposits and certain assets related to three commercial bank branches and acquired by merger Houston-based First Northwestern Bank, N.A. In addition to adding market diversity, these acquisitions allowed the Company to enhance its core deposit base and increase its total assets from $81.2 million at December 31, 1987 to $948.0 million at June 30, 1997.


     The Company's business continues to reflect the Company's successful community banking origins by providing a broad line of financial products and services to small and medium-sized businesses and consumers. The Company believes that its "super community" brand of banking, which allows for flexible, responsive decision making at each branch in its network and focuses on long-standing relationships with its customers and personalized service, is an important factor in the success and growth of the Company.

     While the Company will continue to seek opportunities to expand its deposit franchise, its strategic focus has shifted toward increasing its loan to deposit ratio and further enhancing its profitability. The Company has expanded its lending activities to include products which provide growth and profitability such as (i) mortgage loans and indirect loans and (ii) increased commercial loans. Each of the following lines of business was started several years ago and has developed into a fast growing and profitable component of the Company's operations:

     - Mortgage Banking. The Company uses its existing branch network to offer a complete line of single family residential mortgage products. The Company generally retains mortgage loans with shorter terms or variable rates and sells into the secondary market longer term fixed rate loans. During the six months ended June 30, 1997, the Company originated $20.0 million of mortgage loans.

     - Indirect Lending. In 1993, the Company initiated a program of purchasing indirect loans, which are installment loans primarily originated by automobile dealers for the purpose of financing consumer purchases. The Company purchases almost exclusively "A"-rated loans from a select list of local auto dealers and others after performing its own analysis of the loan package. The Company's total amount of indirect loans at June 30, 1997 was $96.8 million. The Company's delinquency ratio with respect to indirect loans for the six months ended June 30, 1997 was .69%.

     - Commercial Banking. In 1993, the Company established a separate commercial lending unit as an outgrowth of the Company's historical practice of making loans to small and medium-sized businesses from its various locations. The unit is staffed with experienced commercial lenders who generate commercial loans primarily in the greater Houston and San Antonio markets. The commercial loan customers generally have between $5.0 and $50.0 million in annual sales and the average loan is approximately $300,000.

     The Company's overall business strategy is to (i) continue to service its small to medium-sized owner-operated businesses and consumer customers by providing individualized, responsive, quality service through its supercommunity banking network, (ii) continue to increase its loan to deposit ratio and thereby enrich its earning asset mix, and (iii) augment its existing market share by looking for additional expansion opportunities in growth areas, particularly in the Houston and San Antonio markets.

                                  THE OFFERING

Common Stock offered by the
  Company..................  400,000 shares

Common Stock offered by the
  Selling Shareholders.....  1,769,310 shares

Common Stock to be
outstanding after the
  Offering.................  9,239,020 shares(1)


Use of Proceeds............  The estimated net proceeds of the Offering
                             (approximately $5.9 million) will be used to redeem shares of the Company's Series A Preferred Stock.


Risk Factors...............  See "Risk Factors" and "Dilution" for a discussion of certain factors that should be considered by each prospective investor.

Nasdaq/National Market
  Symbol...................  "PBTX"
---------------

(1) Excludes 600,000 shares of Common Stock reserved for issuance upon the exercise of options heretofore granted under the Company's stock option plans. See "Management -- Stock Option Plans." As of the date of this Prospectus, the Company had outstanding 8,839,020 shares of Common Stock. See "Capitalization."

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The following summary consolidated financial data of the Company is derived from the Selected Consolidated Financial Data appearing elsewhere in this Prospectus, and should be read in conjunction with the Consolidated Financial Statements of the Company and the Notes thereto and the information contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations."


                                      AS OF AND FOR THE
                                      SIX MONTHS ENDED                      AS OF AND FOR THE
                                          JUNE 30,                       YEARS ENDED DECEMBER 31,
                                     -------------------   ----------------------------------------------------
                                       1997       1996       1996       1995       1994       1993       1992
                                     --------   --------   --------   --------   --------   --------   --------
                                                   (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
 INCOME STATEMENT DATA:
 Net interest income...............  $ 17,317   $ 14,632   $ 30,074   $ 28,169   $ 23,612   $ 19,343   $ 17,782
 Provision for loan losses.........       525        596      1,246      1,510        580       (200)     1,411
                                     --------   --------   --------   --------   --------   --------   --------
   Net interest income after
     provision for loan losses.....    16,792     14,036     28,828     26,659     23,032     19,543     16,371
 Noninterest income................     4,286      4,102      8,292     10,338      7,208      7,055      9,030
 Noninterest expenses..............    12,691     10,233     23,056     23,110     18,344     17,006     15,646
                                     --------   --------   --------   --------   --------   --------   --------
   Earnings before taxes...........     8,387      7,905     14,064     13,887     11,896      9,592      9,755
 Preferred stock dividend..........       350        350        700        681        258        320        320
 Net earnings available to common
   shareholders....................     5,143      4,860      8,522      8,371      7,590      6,310      5,691
 PER SHARE DATA(1):
 Net earnings(2)...................  $   0.56   $   0.53   $   0.92   $   0.89   $   0.79   $   0.68   $   0.60
 Book value........................      6.60       5.83       6.23       5.81       4.46       3.61       3.01
 Tangible book value...............      6.01       5.83       6.23       5.81       4.41       3.61       3.01
 Cash dividends....................      0.07       0.07       0.13       0.13       0.03       0.03       0.03
 Dividend payout ratio.............     11.79%     12.43%     14.15%     14.69%      4.14%      4.80%      5.41%
 Weighted average common and common
   equivalent shares outstanding
   (in thousands)..................     9,247      9,251      9,225      9,403      9,605      9,329      9,418
 BALANCE SHEET DATA:
 Total assets......................  $947,989   $765,388   $801,455   $758,337   $863,461   $498,002   $476,788
 Securities........................   465,821    449,918    440,625    473,911    605,079    350,131    336,044
 Loans.............................   383,739    266,951    311,293    230,172    197,863    105,649     88,035
 Allowance for loan losses.........     5,111      4,073      4,436      3,660      2,641      1,788      1,640
 Total deposits....................   878,740    700,384    695,170    694,165    813,818    461,093    444,938
 Total shareholders' equity........    65,334     58,418     61,969     58,330     46,839     34,891     29,475
 AVERAGE BALANCE SHEET DATA:
 Total assets......................  $908,237   $764,235   $762,455   $829,105   $595,829   $478,484   $470,289
 Securities........................   473,447    463,812    440,167    541,182    401,872    342,457    333,931
 Loans.............................   354,668    246,368    267,644    213,454    142,041     93,263     93,774
 Allowance for loan losses.........     4,960      3,592      3,765      2,855      1,889      2,026      1,457
 Total deposits....................   838,259    697,719    695,653    772,752    550,568    443,045    440,877
 Total shareholders' equity........    63,253     59,255     59,823     51,106     40,942     31,884     26,465
 PERFORMANCE RATIOS(3):
 Return on average assets..........      1.22%      1.37%      1.21%      1.09%      1.32%      1.39%      1.28%
 Return on average common equity...     18.44      18.70      16.13      18.98      19.49      21.28      23.91
 Net interest margin...............      4.12       4.11       4.20       3.62       4.25       4.36       4.05
 Efficiency ratio(4)...............     58.75      54.61      60.09      59.99      59.07      64.37      64.27

                                      AS OF AND FOR THE
                                      SIX MONTHS ENDED                      AS OF AND FOR THE
                                          JUNE 30,                       YEARS ENDED DECEMBER 31,
                                     -------------------   ----------------------------------------------------
                                       1997       1996       1996       1995       1994       1993       1992
                                     --------   --------   --------   --------   --------   --------   --------
                                                   (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
 ASSET QUALITY RATIOS(5):
 Nonperforming assets to total
   loans and other real estate.....      0.33%      0.17%      0.09%      0.71%      0.73%      1.06%      2.95%
 Net loan charge-offs (recoveries)
   to average loans(3).............      0.19       0.15       0.18       0.23       0.14      (0.37)      1.09
 Allowance for loan losses to total
   loans...........................      1.33       1.53       1.43       1.59       1.33       1.69       1.86
 Allowance for loan losses to
   nonperforming loans(6)..........    858.99   1,036.39   1,540.28     459.22     184.56     350.59     156.19
 CAPITAL RATIOS(5):
 Leverage ratio....................      6.31%      7.46%      7.96%      6.99%      5.39%      6.98%      6.29%
 Average shareholders' equity to
   average total assets............      6.96       7.75       7.85       6.16       6.87       6.66       5.63
 Tier 1 risk-based capital ratio...     13.74      19.28      17.37      20.41      20.15      26.21      24.95
 Total risk-based capital ratio....     14.92      20.66      18.62      21.66      21.30      27.46      26.34


---------------


(1) Adjusted for a 30 for one stock split.



(2) Net earnings per share is based upon the weighted average number of common and common equivalent shares outstanding during the period.



(3) All interim periods have been annualized.



(4) Calculated by dividing total noninterest expenses, excluding securities losses, by net interest income plus noninterest income.



(5) At period end, except net loan charge-offs (recoveries) to average loans and average shareholders' equity to average total assets.



(6) Nonperforming loans consist of nonaccrual loans and restructured loans.

                                  RISK FACTORS

     An investment in the Common Stock offered hereby involves certain risks. In addition to the other information contained or incorporated by reference herein, the following factors should be considered carefully in evaluating the Company before purchasing the Common Stock offered hereby. Information contained in this Prospectus contains "forward-looking statements" which can be identified by the use of forward-looking terminology such as "believes," "expects," "will," "should," "projected," "contemplated" or "anticipates" or the negative thereof or other variations thereon or comparable terminology. No assurance can be given that the future results covered by the forward-looking statements will be achieved. The following factors could cause actual experience to vary materially from the future results covered in such forward-looking statements. Other factors, such as the general state of the economy, could also cause actual experience to vary materially from the matters covered in such forward-looking statements.

EXPOSURE TO LOCAL ECONOMIC CONDITIONS

     The Company's success is dependent to a significant extent upon general economic conditions in Texas and the metropolitan Houston area. The banking industry in Texas and Houston is affected by general economic conditions such as inflation, recession, unemployment and other factors beyond the Company's control. During the mid 1980's, severely depressed oil and gas and real estate prices materially and adversely affected the Texas and Houston economies, causing recession and unemployment in the region and resulting in excess vacancies in the Houston real estate market and elsewhere in the state. Since 1987, the Texas economy has improved in part due to its expansion into non-energy related industries. As the Texas and Houston economies have diversified away from the energy industry, however, they have become more susceptible to adverse effects resulting from recession in the national economy. Economic recession over a prolonged period or other economic dislocation in Texas and the Houston area could cause increases in nonperforming assets, thereby causing operating losses, impairing liquidity and eroding capital. There can be no assurance that future adverse changes in the Texas or Houston economies would not have a material adverse effect on the Company's financial condition, results of operations or cash flows.

INTEREST RATE RISK

     The Company's earnings depend to a great extent on "rate differentials," which are the differences between interest income that the Company earns on loans and investments and the interest expense paid on deposits and other borrowings. These rates are highly sensitive to many factors which are beyond the Company's control, including general economic conditions and the policies of various government and regulatory authorities. Increases in the discount rate by the Board of Governors of the Federal Reserve System ("Federal Reserve Board") usually lead to rising interest rates, which affect the Company's interest income, interest expense and investment portfolio. Also, governmental policies such as the creation of a tax deduction for individual retirement accounts can increase savings and affect the cost of funds. From time to time, maturities of assets and liabilities are not balanced, and a rapid increase or decrease in interest rates could have an adverse effect on the net interest margin and results of operations of the Company. The nature, timing and effect of any future changes in federal monetary and fiscal policies on the Company and its results of operations are not predictable. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Interest Rate Sensitivity and Liquidity."

COMPETITION

     The banking business is highly competitive, and the profitability of the Company depends principally upon the Company's ability to compete in the market areas in which its banking operations are located. The Company competes with other commercial banks, savings banks, savings and loan associations, credit unions, finance companies, mutual funds, insurance companies, brokerage and investment banking firms, asset-based non-bank lenders and certain other non-financial entities, including retail stores which may maintain their own credit programs and certain governmental organizations which may offer more favorable financing than the Company. Many of such competitors may have greater financial and other resources than the Company. The Company has been able to compete effectively with other financial institutions by emphasizing customer service, technology and local office decision-making; by establishing long-term customer relationships and building customer loyalty; and by providing products and services designed to address the specific needs of its customers. Although the Company has been able to compete effectively in the past, no assurances may be given that the Company will continue to be able to compete effectively in the future. Various legislative acts in recent years have led to increased competition among financial institutions. There can be no assurance that the United States Congress or the Texas legislature will not enact legislation that may further increase competitive pressures on the Company. Competition from both financial and nonfinancial institutions is expected to continue. See "The
Company -- Competition."

REGULATION AND SUPERVISION

     Bank holding companies and banks operate in a highly regulated environment and are subject to extensive supervision and examination by several federal and state regulatory agencies. The Company is subject to the Bank Holding Company Act of 1956, as amended (the "BHCA"), and to regulation and supervision by the Federal Reserve Board. The Bank, as a Texas state banking association, is subject to regulation and supervision by the Texas Banking Department and, as a result of the insurance of its deposits, by the Federal Deposit Insurance Corporation ("FDIC"). These regulations are intended primarily for the protection of depositors and customers, rather than for the benefit of investors. The Company and the Bank are subject to changes in federal and state laws, as well as changes in regulations and governmental policies, income tax laws and accounting principles. The effects of any potential changes cannot be predicted but could adversely affect the business and operations of the Company and the Bank in the future. See "Supervision and Regulation."

     The Federal Reserve Board has adopted a policy that requires a bank holding company such as the Company to serve as a source of financial strength to its banking subsidiaries. The Federal Reserve Board has required bank holding companies to contribute cash to their troubled bank subsidiaries based upon this "source of strength" policy, which could have the effect of decreasing funds available for distributions to shareholders. In addition, a bank holding company in certain circumstances could be required to guarantee the capital plan of an undercapitalized banking subsidiary. See "Supervision and Regulation."


RESTRICTIONS ON ABILITY TO PAY DIVIDENDS



     While the Company has paid cash dividends on the Common Stock since 1990, there is no assurance that the Company will pay dividends on the Common Stock in the future. The declaration and payment of dividends on the Common Stock will depend upon the earnings and financial condition of the Company, liquidity and capital requirements, the general economic and regulatory climate, the Company's ability to service any equity or debt obligations senior to the Common Stock and other factors deemed relevant by the Company's Board of Directors. It is the policy of the Federal Reserve Board that bank holding companies should pay cash dividends on common stock only out of income available over the past year and only if prospective earnings retention is consistent with the organization's expected future needs and financial condition. The policy provides that bank holding companies should not maintain a level of cash dividends that undermines the bank holding company's ability to serve as a source of strength to its banking subsidiaries.


     The Company's principal source of funds to pay dividends on the shares of Common Stock will be cash dividends that the Company receives from the Bank. The payment of dividends by the Bank to the Company is subject to certain restrictions imposed by federal and state banking laws, regulations and authorities. As of June 30, 1997, an aggregate of approximately $21.3 million was available for payment of dividends by the Bank to the Company under applicable restrictions, without regulatory approval. See "Supervision and Regulation -- The Bank."

     The federal banking statutes prohibit federally insured banks from making any capital distributions (including a dividend payment) if, after making the distribution, the institution would be "undercapitalized" as defined by statute. In addition, the relevant federal regulatory agencies also have authority to prohibit an insured bank from engaging in an unsafe or unsound practice, as determined by the agency, in conducting an activity. The payment of dividends could be deemed to constitute such an unsafe or unsound practice, depending on the financial condition of the Bank. Regulatory authorities could impose administratively stricter limitations on the ability of the Bank to pay dividends to the Company if such limits were deemed appropriate to preserve certain capital adequacy requirements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Capital Resources" and "Supervision and Regulation."

DEPENDENCE ON KEY PERSONNEL

     The Company and the Bank are dependent on certain key personnel including Fredric M. Saunders and E. J. Guzzo, each of whom is considered to be important to the success of the Company. The unexpected loss of such personnel or other members of senior management could have an adverse effect on the Company and the Bank. The Company has not, however, entered into employment agreements with or obtained any "key man" insurance for any of the personnel discussed above.


POSSIBLE ANTI-TAKEOVER PROVISIONS



     The Company's Articles of Incorporation and Bylaws contain certain provisions which may delay, discourage or prevent an attempted acquisition or change of control of the Company. These provisions include: (i) a Board of Directors classified into three classes of directors with the directors of each class having staggered, three-year terms, (ii) a provision that any special meeting of shareholders of the Company may be called only by a majority of the Board of Directors, the Chairman of the Board, the President, or the holders of at least 50% of the shares entitled to vote on the matter and that any action required or permitted to be taken by the Company's shareholders may not be effected by consent in writing, (iii) a provision establishing certain advance notice procedures for nomination of candidates for election as directors and for shareholder proposals to be considered at an annual or special meeting of shareholders and (iv) a provision that denies shareholders the right to amend the Bylaws of the Company. The Company's Articles of Incorporation provide for noncumulative voting for directors and authorize the Board of Directors of the Company to issue shares of preferred stock of the Company, $1.00 par value per share, without shareholder approval and upon such terms as the Board of Directors may determine. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions, financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a controlling interest in the Company. In addition, certain provisions of Texas law, including a recently enacted provision which restricts certain business combinations between a Texas corporation and certain affiliated shareholders, may delay, discourage or prevent an attempted acquisition or change in control of the Company. See "Supervision and Regulation," "Description of Securities of the Company -- Preferred Stock," and "Texas Law and Certain Provisions of the Articles of Incorporation and Bylaws."


MANAGEMENT'S OWNERSHIP INTEREST AND POSSIBLE EFFECTS

     After the consummation of the Offering, the executive officers and directors of the Company will beneficially own 51.76% of the outstanding shares of Common Stock, and approximately 48.72% of such shares of Common Stock if the Underwriters' over-allotment option is fully exercised. Accordingly, these executive officers and directors will be able to influence, to a significant extent, the outcome of all matters required to be submitted to the Company's shareholders for approval, including decisions relating to the election of directors of the Company, the determination of day-to-day corporate and management policies of the Company and other significant corporate transactions. See "Management," "Principal Shareholders" and "Description of Securities of the Company."


DILUTION OF COMMON STOCK



     Investors purchasing shares of Common Stock in the Offering will incur immediate dilution of approximately 61.27% in their investment, in that the tangible book value of the Company after the Offering will be approximately $6.39 compared with an assumed initial public offering price of $16.50 per share. Options to purchase a total of 600,000 shares of Common Stock were outstanding under the Company's stock option plans at June 30, 1997, of which 174,000 were exercisable at prices ranging from $0.83 to $2.67 per share. If the shares subject to such options under the Company's stock option plans were included in the foregoing calculations, further dilution to new shareholders would be incurred. See "Dilution."

NO PRIOR TRADING MARKET

     Prior to the Offering, there has been no public market for the shares of Common Stock. An application has been filed to have the Common Stock approved for quotation on the Nasdaq/National Market under the symbol "PBTX." The Representatives have advised the Company that they intend to make a market in the Common Stock as long as the volume of trading activity in the Common Stock and certain other market making conditions justify doing so. Nonetheless, there can be no assurance that an active public market will develop or be sustained after the Offering or that if such a market develops, investors in the Common Stock will be able to resell their shares at or above the initial public offering price. Making a market involves maintaining bid and asked quotations for the Common Stock and being available as principal to effect transactions in reasonable quantities at those quoted prices, subject to various securities laws and other regulatory requirements. A public trading market having the desired characteristics of depth, liquidity and orderliness depends upon the presence in the marketplace of willing buyers and sellers of the Common Stock at any given time, which presence is dependent upon the individual decisions of investors over which neither the Company nor any market maker has any control.


DETERMINATION OF MARKET PRICE



     The initial public offering price of the shares of Common Stock will be determined by negotiations between the Company and the Representatives and will not necessarily bear any relationship to the Company's book value, past operating results, financial condition or other established criteria of value and may not be indicative of the market price of the Common Stock after the Offering. Among the factors considered in such negotiations are prevailing market and general economic conditions, the market capitalizations, trading histories and stages of development of other traded companies that the Company and the Representatives of the Underwriters believed to be comparable to the Company, the results of operations of the Company in recent periods, the current financial position of the Company, estimates of business potential of the Company and the present state of the Company's development and the availability for sale in the market of a significant number of shares of Common Stock. Additionally, consideration has been given to the general status of the securities market, the market conditions for new issues of securities and the demand for securities of comparable companies at the time the Offering was made. See "Underwriting" for information relating to the method of determining the initial public offering price.



RESTRICTIONS ON FUTURE SALE OF SHARES



     The Company will have 9,239,020 shares of Common Stock outstanding after the Offering. The Company, its executive officers and directors and certain shareholders (who collectively will own 51.76% of the outstanding shares of Common Stock after the consummation of the Offering) have agreed with the Representatives not to offer, sell, contract to sell or otherwise dispose of any of their shares of Common Stock for a period of 180 days after the date of this Prospectus without the permission of the Representatives. The currently outstanding shares of Common Stock which are not subject to such agreement are held by approximately 170 shareholders of record, and all of such shares will be freely tradable in accordance with Rule 144(k) under the Securities Act. In addition, all of the shares of Common Stock sold in the Offering will generally be freely tradable under the Securities Act. No prediction can be made as to the effect, if any, that future sales of Common Stock or the availability of Common Stock for future sale will have on the market price of the Common Stock prevailing from time to time. Sales of a substantial number of such shares in the future, or the perception that such sales could occur, could adversely affect the market price of the Common Stock. See "Management" and "Principal Shareholders."


REGULATION OF CONTROL

     Individuals, alone or acting in concert with others, seeking to acquire 10% or more of any class of voting securities of the Company must comply with the Change in Bank Control Act, which requires the prior approval of the Federal Reserve Board for any such acquisition. Entities seeking to acquire 5% or more of any class of voting securities of, or otherwise to control, the Company must obtain the prior approval of the Federal Reserve Board under the BHCA. Accordingly, prospective investors need to be aware of and to comply with these requirements, if applicable, in connection with any purchase of shares of the Common Stock offered hereby.

                                  THE COMPANY

GENERAL

     The Company was incorporated as a business corporation under the laws of the State of Texas in 1984 to serve as a holding company for the Bank, which was chartered in 1958. Fredric M. Saunders, the Company's Chairman of the Board, joined the Bank in 1962 as President. Based on total assets at June 30, 1997, the Company ranks as the second largest independent bank holding company headquartered in the Houston metropolitan area. The Company's headquarters are located at 12200 Northwest Freeway, Houston, Texas 77092, and its telephone number is (713) 209-6000.


     From its inception until 1988, the Bank primarily served individuals and small businesses in and around its original principal location in the town of Channelview, located in the northeastern part of the Houston metropolitan area. In the mid to late 1980s, the record number of bank and savings and loan failures caused by a severe downturn in the Texas economy presented the Company with an opportunity to expand its branch network in the greater Houston area and expand geographically to other parts of the state, as well as enhance its core deposit base. From 1988 to 1991, the Company acquired the deposits and certain assets of seven failed financial institutions, five of which were located in the Houston area, with the others located in Brenham and San Antonio. In 1994, the Company acquired the deposits and certain assets of nine branch locations from First Heights Bank fsb, five of which were subsequently sold, with the Company retaining branches in Orange, Beaumont, Nederland and Houston. In early 1997, the Company purchased from a commercial bank the deposits and certain assets related to three additional branches in Beaumont, Port Arthur and Port Neches, and acquired by merger First Northwestern Bank, N.A. in Houston. Since the beginning of 1996, the Company has also established a new full-service branch in the Houston Galleria area and two loan production offices in San Antonio. As a result of this expansion activity, the Company has grown from an organization with two banking locations and assets of $81.2 million at December 31, 1987 to its current 19 full-service bank locations and assets of $948.0 million at June 30, 1997.


     The Company has developed a super community banking network, with most of its offices located either in separate communities or portions of urban areas that function as distinct communities. Lending and investment activities are funded from a strong core deposit base consisting of approximately 98,000 deposit accounts from approximately 55,000 households. Each of the Company's offices has a manager with the authority and flexibility to make pricing decisions within overall ranges developed by the Company as a form of quality control. The Company believes that its responsiveness to local customers and ability to adjust deposit rates and price loans at each location gives it a distinct competitive advantage. Adequate staffing is provided at each location to ensure that customers needs are well addressed, and employees are committed to quality service and developing long-term customer relationships. The Company provides economic incentives to its officers to develop additional business for the Company and to cross sell additional products and services to existing customers.

     The Company continues to look for additional expansion opportunities, either through acquisitions of existing financial institutions or by establishing de novo branches or loan production offices. The Company intends to consider various strategic acquisitions of banks, banking assets or financial service entities related to banking in those areas that management believes would complement and help grow the Company's existing business. The Company is particularly optimistic about the growth potential in the Houston and San Antonio market areas and in 1997 acquired First Northwestern Bank, N.A. in Houston and opened two loan production offices in San Antonio.

BUSINESS

     In connection with the geographic expansion, market diversification and deposit acquisitions discussed above, over the past several years the Company began to seek new lines of business to diversify its asset mix and further enhance its profitability. While each new line of business reflects the Company's efforts to enrich its asset mix, each of these lines of business is an outgrowth of the community banking and small to medium-sized business lending that the Company has performed so profitably over the years. Reflective of the

Company's conservative philosophy, each of these businesses has been developed deliberately by the Company and is subject to various quality controls. The Company's principal lines of business are the following:

          Community Banking. The Company has historically extended credit through its branch network to owner-operated small to medium-sized businesses and to consumers. The Company offers businesses a wide variety of lending products including term loans, lines of credit and fixed asset loans, including real estate and equipment financing. These loans, most of which are collateralized, are made available to businesses for working capital (including inventory and receivables), business expansion (including acquisitions of real estate and improvements) and the purchase of equipment and machinery. As a general practice, the Company takes as collateral a lien on any available real estate, equipment or other assets and obtains the personal guaranty of the owner or owners of the business. Consumer loans made by the Company include automobile loans, recreational vehicle loans, boat loans, home improvement loans and personal loans (both collateralized and uncollateralized).

          Mortgage Banking. The Company uses its existing branch network to offer a complete line of single family residential mortgage products. The Company generally retains mortgage loans with shorter terms or variable rates and sells into the secondary market longer term fixed rate loans. As a result, the Company retains approximately half of the mortgage loans that it originates. The Company originates mortgage loans only in its market areas and services only the loans that it retains. The Company does not buy mortgage loans from other sources. The volume of mortgage loans originated by the Company has increased from $11.9 million in 1994 to a volume of $20.0 million in the first half of 1997.

          Indirect Lending. In 1993, the Company initiated a program of purchasing indirect loans, which are installment loans with typical maturities of three to five years originated primarily by automobile dealers for the purpose of financing consumer purchases and sold by the dealers to commercial banks and other sources of financing. The Company purchases almost exclusively "A"-rated loans primarily from a select list of local auto dealers and others after performing its own analysis of the loan package. The indirect loan program is staffed by 12 people and managed by an officer with over 20 years of experience in this area and a thorough knowledge of the reliability of various dealers. The Company also purchases some indirect boat and recreational vehicle loans. The program's delinquency ratios of 0.69% for the six months ended June 30, 1997 and .95% for the year ended December 31, 1996 compare favorably to the industry average. Similarly, the Company's net loan charge-off ratio of 0.30% at June 30, 1997 is well below the industry average for this type of lending. The Company's total amount of indirect loans at June 30, 1997 was $96.8 million. The Company plans to maintain its current quality controls and grow the indirect loan program at a controlled pace. As a matter of operating philosophy, the Company is willing to forego the potentially higher yield represented by lower grade loans in exchange for the better credit quality of the "A"-rated loans.

          Commercial Banking. In 1994, the Company established a separate commercial lending unit as an outgrowth of the Company's historical business of making loans to small and medium-sized businesses from its various locations. The commercial lending unit is staffed with experienced commercial lenders who generate commercial loans through solicitations of potential customers primarily in the greater Houston and San Antonio markets. The commercial loan customers generally have between $5.0 million and $50.0 million in annual sales, and the average commercial loan is approximately $300,000. Most of these loans are secured by real estate and are backed by the personal guaranty of the owners of the business. The Company makes commercial loans to a wide variety of industries. The Company intends to expand this business by adding additional experienced commercial lenders, preferably bankers with an existing commercial loan portfolio.

FACILITIES

     The Company conducts business at 19 full service banking locations and two loan production offices. The following table sets forth specific information on each such location. The Company's headquarters are located at 12200 Northwest Freeway in Houston in a six story office building owned by the Bank.

                                                                     DEPOSITS
                          LOCATION                               AT JUNE 30, 1997
                          --------                            ----------------------
                                                              (DOLLARS IN THOUSANDS)
Houston Area:
  Channelview...............................................         $ 92,929
  Houston Atrium 10(1)......................................            5,611
  Houston Commercial........................................           46,102
  Houston Cypresswood.......................................           11,515
  Houston Galleria Area(2)..................................            6,707
  Houston I-10 East.........................................           40,222
  Houston Northshore........................................           24,058
  Houston Northwest.........................................           49,361
  Houston Port City.........................................           61,642
  Huffman...................................................           25,250
  New Caney Community.......................................           58,326
Southeast Texas:
  Beaumont West.............................................           21,109
  I-10 Beaumont.............................................           51,395
  Nederland.................................................           43,127
  Orange....................................................          143,388
  Port Arthur...............................................           25,116
  Port Neches...............................................           16,292
San Antonio:
  Union.....................................................           80,174
  Citadel Plaza(3)..........................................              N/A
  Loop 410(3)...............................................              N/A
Brenham:
  Washington County.........................................           76,416

---------------

(1) No lobby services.

(2) Opened for business in July of 1996.

(3) Indicates loan production office.

COMPETITION

     The banking business is highly competitive, and the profitability of the Company depends principally on the Company's ability to compete in the market areas in which its banking operations are located. The Company competes with other commercial banks, savings banks, savings and loan associations, credit unions, finance companies, mutual funds, insurance companies, brokerage and investment banking firms, asset-based non-bank lenders and certain other non-financial entities, including retail stores which may maintain their own credit programs and certain governmental organizations which may offer more favorable financing than the Company. The Company has been able to compete effectively with other financial institutions by emphasizing customer service, technology and local office decision-making; by establishing long-term customer relationships and building customer loyalty; and by providing products and services designed to address the specific needs of its customers. See "Risk Factors -- Competition."

EMPLOYEES

     As of June 30, 1997, the Company had 406 full-time employees, 82 of whom were officers of the Bank. The Company provides medical and hospitalization insurance to its full-time employees. The Company considers its relations with employees to be excellent.

                                USE OF PROCEEDS


     The net proceeds to be received by the Company from the Offering (based upon an assumed initial public offering price of $16.50 per share), after deducting the underwriting discount and estimated expenses, are estimated to be approximately $5.9 million, or $7.1 million if the Underwriters' over-allotment option is fully exercised. The Company intends to use all of such proceeds to redeem all 6,000,000 shares of its Series A 10% Non-Cumulative Preferred Stock ("Series A Preferred Stock") immediately after completion of the Offering. Pursuant to its terms, the Series A Preferred Stock will be redeemed for its $6.0 million liquidation value on or before December 1, 1997. If such net proceeds are not sufficient to redeem all of the outstanding shares of Series A Preferred Stock, the Company will use internal funds to redeem the remainder of such shares. The Company will not receive any of the proceeds from the sale of the shares of Common Stock being sold by the Selling Shareholders in the Offering.



     The Series A Preferred Stock was issued in 1994 to provide additional capital to support the growth resulting from the Company's acquisition of nine branch locations owned by a large federal savings bank. The Company currently has adequate capital and desires to eliminate the $600,000 annual dividend on the Series A Preferred Stock. Officers and directors of the Company and their affiliated interests own an aggregate of 1,729,000 shares of Series A Preferred Stock and will receive $1,729,000 in connection with the redemption.


     Dividends on the shares of Series A Preferred Stock are payable quarterly and are calculated based on the $1.00 per share par value of such shares. Dividends on Series A Preferred Stock are not cumulative, and the Company is prohibited from paying any cash dividends on its Common Stock unless the Company also declares and pays a dividend with respect to the Series A Preferred Stock for the quarter during which such dividend is to be declared and paid with respect to the Common Stock. Each share of Series A Preferred Stock is entitled to a liquidation preference of $1.00. The holders of Series A Preferred Stock have no voting rights. The Series A Preferred Stock may be redeemed, in whole or in part, at $1.00 per share together with all declared and unpaid dividends per share.

     Pending the application of the net proceeds, the Company intends to invest such proceeds in short-term, interest-bearing securities, certificates of deposit or guaranteed obligations of the United States of America.

                                DIVIDEND POLICY


     Holders of Common Stock are entitled to receive dividends when, as and if declared by the Company's Board of Directors out of funds legally available therefor. While the Company has declared dividends on its Common Stock since 1990 and currently pays quarterly dividends aggregating $0.13 per share per annum, there is no assurance that the Company will continue to pay dividends in the future. The Company plans to pay a dividend on or about October 1, 1997 to the holders of record of Common Stock as of September 15, 1997.


     For a foreseeable period of time, the principal source of cash revenues to the Company will be dividends paid by the Bank with respect to the Bank's capital stock. There are certain restrictions on the payment of such dividends imposed by federal and state banking laws, regulations and authorities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Capital Resources" and "Supervision and Regulation -- The Bank."

     In the future, the declaration and payment of dividends on the Common Stock will depend upon the earnings and financial condition of the Company, liquidity and capital requirements, the general economic and regulatory climate, the Company's ability to service any equity or debt obligations senior to the Common Stock and other factors deemed relevant by the Company's Board of Directors. See "Supervision and

Regulation" and "Description of Securities of the Company." As of June 30, 1997, an aggregate of approximately $21.3 million was available for payment of dividends by the Bank to the Company under applicable restrictions, without regulatory approval. Regulatory authorities could impose administratively stricter limitations on the ability of the Bank to pay dividends to the Company if such limits were deemed appropriate to preserve certain capital adequacy requirements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Capital Resources" and "Supervision and Regulation."

                                    DILUTION

     As of June 30, 1997, the tangible book value of the Common Stock was $6.01 per share. "Tangible book value per share" represents the amount of total tangible assets less total liabilities divided by the number of shares of Common Stock outstanding. After giving effect to the sale by the Company of 400,000 shares of Common Stock offered hereby (after deducting underwriting discount and other estimated offering expenses to be paid by the Company), the pro forma tangible book value of the Company as of June 30, 1997 would have been $6.39 per share. This represents an immediate increase in net tangible book value of $0.38 per share to current shareholders and an immediate dilution of $10.11 per share to new investors. The following table illustrates this per share dilution.

Assumed price to public.....................................  $  16.50
  Tangible book value per share before Offering.............      6.01
  Increase per share attributable to new investors..........      0.38
                                                              --------
Pro forma tangible book value per share after Offering......      6.39
                                                              --------
Dilution to new investors...................................  $  10.11
                                                              ========


     The following table sets forth, as of June 30, 1997, the number of shares of Common Stock purchased from the Company, the total consideration paid therefor and the average price per share paid by existing shareholders and by new investors:



                                                                  TOTAL CASH
                                          SHARES PURCHASED      CONSIDERATION      AVERAGE
                                         -------------------   ----------------   PRICE PER
                                          NUMBER     PERCENT   AMOUNT   PERCENT     SHARE
                                         ---------   -------   ------   -------   ---------
                                           (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Existing shareholders..................  8,839,020      96%    $2,652      31%     $ 0.30
New investors..........................    400,000       4      5,888      69       14.72
                                         ---------     ---     ------     ---
          Total........................  9,239,020     100%    $8,540     100%
                                         =========     ===     ======     ===



     The foregoing computations do not take into account the possible exercise of outstanding stock options granted under the Company's stock option plans or the possible issuance of up to an additional 325,397 shares of Common Stock to new investors pursuant to the exercise of an option granted by the Company to the Representatives solely to cover over-allotments, if any, in connection with the Offering. See "Underwriting." Options to purchase a total of 600,000 shares of Common Stock were outstanding under the Company's stock option plans at June 30, 1997, of which 174,000 were exercisable at prices ranging from $0.83 to $2.67 per share. If the shares subject to such outstanding options under the Company's stock option plans were included in the foregoing calculations, further dilution to new shareholders would be incurred.

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Company as of June 30, 1997, and as adjusted to give effect to (i) the sale by the Company of 400,000 shares of Common Stock offered hereby, at a per share price of $16.50 (which is the mid-point of the estimated offering range), less underwriting discounts and other estimated offering expenses and (ii) the redemption of the Series A Preferred Stock by the Company. See "Use of Proceeds."


                                                                  JUNE 30, 1997
                                                              ----------------------
                                                              ACTUAL     AS ADJUSTED
                                                              -------    -----------
                                                              (DOLLARS IN THOUSANDS)
Shareholders' Equity:
  Preferred Stock, $1 par value; 15,000,000 shares
     authorized;
     6,000,000 shares designated Series A 10% Non-Cumulative
     Preferred Stock, all of which are issued and
     outstanding............................................  $ 6,000     $      0
     1,250,000 shares designated Series B 10% Non-Cumulative
       Preferred Stock, 1,000,000 of which are issued and
       outstanding..........................................    1,000        1,000
                                                              -------     --------
  Common Stock, $.25 par value; 50,000,000 shares
     authorized; 12,010,980 shares issued and 8,839,020
     shares outstanding, 12,010,980 shares issued and
     9,239,020 shares outstanding as adjusted(1)............    3,003        3,003
  Additional capital........................................    3,955        8,133
  Retained earnings.........................................   54,665       54,665
  Net unrealized appreciation of available-for-sale
     securities.............................................    1,001        1,001
                                                              -------     --------
                                                               62,624       66,802
  Less common stock held in treasury-at cost................    4,290        2,580
                                                              -------     --------
          Total common shareholders' equity.................  $58,334     $ 64,222
                                                              -------     --------
          Total shareholders' equity........................  $65,334     $ 65,222
                                                              =======     ========


---------------

(1) Does not include 600,000 shares of Common Stock reserved for issuance upon exercise of options granted under the Company's stock option plans.

                 NATURE OF THE TRADING MARKET AND MARKET PRICES


     Prior to the Offering, there has been no public market for the shares of Common Stock and there can be no assurance that an active public market will develop or be sustained after the Offering or that if such a market develops, investors in the Common Stock will be able to resell their shares at or above the initial public offering price. The Representatives have advised the Company that they intend to make a market in the Common Stock as long as the volume of trading activity in the Common Stock and certain other market making conditions justify doing so. Nonetheless, there can be no assurance that an active public market will develop or be sustained after the Offering or that if such a market develops, investors in the Common Stock will be able to resell their shares at or above the initial public offering price. Making a market involves maintaining bid and asked quotations for the Common Stock and being available as principal to effect transactions in reasonable quantities at those quoted prices, subject to various securities laws and other regulatory requirements. A public trading market having the desired characteristics of depth, liquidity and orderliness depends upon the presence in the marketplace of willing buyers and sellers of the Common Stock at any given time, which presence is dependent upon the individual decisions of investors over which neither the Company nor any market maker has any control. See "Risk Factors -- No Prior Trading Market."


     The initial public offering price of the shares of Common Stock will be determined by negotiations between the Company and the Representatives and will not necessarily bear any relationship to the Company's book value, past operating results, financial condition or other established criteria of value and may not be indicative of the market price of the Common Stock after the Offering. Among the factors considered in such negotiations are prevailing market and general economic conditions, the market capitalizations, trading histories and stages of development of other traded companies that the Company and the Representatives of the Underwriters believed to be comparable to the Company, the results of operations of the Company in recent periods, the current financial position of the Company, estimates of the business potential of the Company and the present state of the Company's development and the availability for sale in the market of a significant number of shares of Common Stock. Additionally, consideration has been given to the general status of the securities market, the market conditions for new issues of securities and the demand for securities of comparable companies at the time the Offering was made. See "Underwriting" for information relating to the method of determining the initial public offering price. Application has been made for quotation of the shares of Common Stock on the Nasdaq/National Market under the symbol "PBTX."

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data should be read in conjunction with the Consolidated Financial Statements of the Company and the Notes thereto, appearing elsewhere in this Prospectus, and the information contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations." The selected historical consolidated financial data as of and for the five years ended December 31, 1996 are derived from the Company's Consolidated Financial Statements which have been audited by independent public accountants. The selected historical consolidated financial data as of and for the six months ended June 30, 1997 and June 30, 1996 have not been audited but, in the opinion of management, contain all adjustments (consisting of normal recurring adjustments) necessary to present fairly the financial position and results of operations of the Company as of such dates and for such periods. The results of operations for the six months ended June 30, 1997, are not necessarily indicative of the results of operations that may be expected for the year ended December 31, 1997, or for any future periods.


                                           AS OF AND FOR THE
                                            SIX MONTHS ENDED                       AS OF AND FOR THE
                                                JUNE 30,                        YEARS ENDED DECEMBER 31,
                                          --------------------   ------------------------------------------------------
                                            1997       1996        1996        1995        1994       1993       1992
                                          --------   ---------   ---------   ---------   --------   --------   --------
                                                                     (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Interest income.........................  $ 31,858   $  26,563   $  53,815   $  55,310   $ 38,154   $ 30,227   $ 32,219
Interest expense........................    14,541      11,931      23,741      27,141     14,542     10,884     14,437
                                          --------   ---------   ---------   ---------   --------   --------   --------
  Net interest income...................    17,317      14,632      30,074      28,169     23,612     19,343     17,782
Provision for loan losses...............       525         596       1,246       1,510        580      (200)      1,411
                                          --------   ---------   ---------   ---------   --------   --------   --------
  Net interest income after provision
    for loan losses.....................    16,792      14,036      28,828      26,659     23,032     19,543     16,371
Noninterest income......................     4,286       4,102       8,292      10,338      7,208      7,055      9,030
Noninterest expenses....................    12,691      10,233      23,056      23,110     18,344     17,006     15,646
                                          --------   ---------   ---------   ---------   --------   --------   --------
  Earnings before taxes.................     8,387       7,905      14,064      13,887     11,896      9,592      9,755
Provision for income tax expense........     2,894       2,695       4,842       4,835      4,048      3,251      3,744
Cumulative effect of change in
  accounting principle..................        --          --          --          --         --        289         --
                                          --------   ---------   ---------   ---------   --------   --------   --------
Net earnings............................     5,493       5,210       9,222       9,052      7,848      6,630      6,011
Preferred stock dividend................       350         350         700         681        258        320        320
                                          --------   ---------   ---------   ---------   --------   --------   --------
Net earnings available to common
  shareholders..........................  $  5,143   $   4,860   $   8,522   $   8,371   $  7,590   $  6,310   $  5,691
                                          ========   =========   =========   =========   ========   ========   ========
PER SHARE DATA(1):
Net earnings(2).........................  $   0.56   $    0.53   $    0.92   $    0.89   $   0.79   $   0.68   $   0.60
Book value..............................      6.60        5.83        6.23        5.81       4.46       3.61       3.01
Tangible book value.....................      6.01        5.83        6.23        5.81       4.41       3.61       3.01
Cash dividends..........................      0.07        0.07        0.13        0.13       0.03       0.03       0.03
Dividend payout ratio...................     11.79%      12.43%      14.15%      14.69%      4.14%      4.80%      5.41%
Weighted average common and common
  equivalent shares outstanding
  (in thousands)........................     9,247       9,251       9,225       9,403      9,605      9,329      9,418

BALANCE SHEET DATA:
Total assets............................  $947,989   $ 765,388   $ 801,455   $ 758,337   $863,461   $498,002   $476,788
Securities..............................   465,821     449,918     440,625     473,911    605,079    350,131    336,044
Loans...................................   383,739     266,951     311,293     230,172    197,863    105,649     88,035
Allowance for loan losses...............     5,111       4,073       4,436       3,660      2,641      1,788      1,640
Total deposits..........................   878,740     700,384     695,170     694,165    813,818    461,093    444,938
Total shareholders' equity..............    65,334      58,418      61,969      58,330     46,839     34,891     29,475
AVERAGE BALANCE SHEET DATA:
Total assets............................  $908,237   $ 764,235   $ 762,455   $ 829,105   $595,829   $478,484   $470,289
Securities..............................   473,447     463,812     440,167     541,182    401,872    342,457    333,931
Loans...................................   354,668     246,368     267,644     213,454    142,041     93,263     93,774
Allowance for loan losses...............     4,960       3,592       3,765       2,855      1,889      2,026      1,457
Total deposits..........................   838,259     697,719     695,653     772,752    550,568    443,045    440,877
Total shareholders' equity..............    63,253      59,255      59,823      51,106     40,942     31,884     26,465

                                           AS OF AND FOR THE
                                            SIX MONTHS ENDED                       AS OF AND FOR THE
                                                JUNE 30,                        YEARS ENDED DECEMBER 31,
                                          --------------------   ------------------------------------------------------
                                            1997       1996        1996        1995        1994       1993       1992
                                          --------   ---------   ---------   ---------   --------   --------   --------
                                                                     (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
PERFORMANCE RATIOS(3):
Return on average assets................      1.22%       1.37%       1.21%       1.09%      1.32%      1.39%      1.28%
Return on average common equity.........     18.44       18.70       16.13       18.98      19.49      21.28      23.91
Net interest margin.....................      4.12        4.11        4.20        3.62       4.25       4.36       4.05
Efficiency ratio(4).....................     58.75       54.61       60.09       59.99      59.07      64.37      64.27
ASSET QUALITY RATIOS(5):
Nonperforming assets to total loans and
  other real estate.....................      0.33%       0.17%       0.09%       0.71%      0.73%      1.06%      2.95%
Net loan charge-offs (recoveries) to
  average loans(3)......................      0.19        0.15        0.18        0.23       0.14      (0.37)      1.09
Allowance for loan losses to total
  loans.................................      1.33        1.53        1.43        1.59       1.33       1.69       1.86
Allowance for loan losses to
  nonperforming loans(6)................    858.99    1,036.39    1,540.28      459.22     184.56     350.59     156.19
CAPITAL RATIOS(6):
Leverage ratio..........................      6.31%       7.46%       7.96%       6.99%      5.39%      6.98%      6.29%
Average shareholders' equity to average
  total assets..........................      6.96        7.75        7.85        6.16       6.87       6.66       5.63
Tier 1 risk-based capital ratio.........     13.74       19.28       17.37       20.41      20.15      26.21      24.95
Total risk-based capital ratio..........     14.92       20.66       18.62       21.66      21.30      27.46      26.34


---------------


(1) Adjusted for a 30 for one stock split.



(2) Net earnings per share is based upon the weighted average number of common and common equivalent shares outstanding during the period.



(3) All interim periods have been annualized.



(4) Calculated by dividing total noninterest expenses, excluding securities losses, by net interest income plus noninterest income.



(5) At period end, except net loan charge-offs (recoveries) to average loans and average shareholders' equity to average total assets.



(6) Nonperforming loans consist of nonaccrual loans and restructured loans.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Management's Discussion and Analysis of Financial Condition and Results of Operations of the Company analyzes the major elements of the Company's balance sheets and statements of earnings. This section should be read in conjunction with the Company's financial statements and accompanying notes and other detailed information appearing elsewhere in this Prospectus.

                FOR THE SIX MONTHS ENDED JUNE 30, 1997 AND 1996

OVERVIEW

     The six month period ended June 30, 1997 was marked by strong balance sheet growth due to the Company's acquisition of approximately $99.2 million in deposits related to three branch locations acquired from a commercial bank and the acquisition of First Northwestern Bank, N.A. with approximately $60.5 million in deposits. The Company's earnings growth, however, was affected by the non-recurring expenses (data processing conversion, severance benefits and other items) related to those transactions.


     Net earnings available to common shareholders for the six months ended June 30, 1997 were $5.1 million, $283,000 or 5.8% more than net earnings for the six months ended June 30, 1996. Net earnings per common share were $0.56 for the six months ended June 30, 1997 and $0.53 for the six months ended June 30, 1996. The increase in net earnings reflected higher net interest income, which was driven by growth in interest-earning assets, including strong internal loan growth. Earnings growth was reduced by higher operating expenses, which included non-recurring expenses of $416,000 related to the acquisitions. Return on average assets and return on average common equity were 1.22% and 18.44%, respectively, for the six months ended June 30, 1997 compared to 1.37% and 18.70%, respectively, for the same time period in 1996. Excluding non-recurring acquisition expenses, net earnings available to common shareholders would have been $5.4 million for the six months ended June 30, 1997, resulting in an adjusted return on average assets and return on average common equity of 1.28% and 19.42%, respectively.


     Total assets at June 30, 1997 increased to $948.0 million from $765.4 million at June 30, 1996, an increase of $182.6 million or 23.9%. Deposits rose to $878.7 million at June 30, 1997 from $700.4 million at June 30, 1996, an increase of $178.4 million or 25.5%. Acquisitions accounted for approximately $153.7 million of the growth in deposits and internal growth accounted for $24.7 million of such growth. Total shareholders' equity was $65.3 million at June 30, 1997, representing an increase of $6.9 million or 11.8% over total shareholders' equity of $58.4 million at June 30, 1996.

RESULTS OF OPERATIONS

  Net Interest Income

     Net interest income represents the amount by which interest income on interest-earning assets, including securities and loans, exceeds interest expense incurred on interest-bearing liabilities, including deposits and other borrowed funds. Net interest income is the principal source of the Company's earnings. Interest rate fluctuations, as well as changes in the amount and type of earning assets and liabilities, combine to affect net interest income.

     Net interest income for the six months ended June 30, 1997 was $17.3 million compared to $14.6 million for the six months ended June 30, 1996, an increase of $2.7 million or 18.4%. Net interest income increased as a result of higher interest-earning assets derived primarily from the acquisitions in the first quarter of 1997 and loan growth. Average interest-earning assets increased to $848.5 million for the six months ended June 30, 1997 from $716.7 million for the six months ended June 30, 1996, an increase of $131.8 million or 18.4%. Average loans increased to $354.7 million for the six months ended June 30, 1997 from $246.4 million for the six months ended June 30, 1996, an increase of $108.3 million or 44.0%. Internal loan growth accounted for $77.4 million of this increase, and acquisitions accounted for the remaining $30.9 million of the increase. The increase in interest income was partially offset by higher expense on interest-bearing deposits. Average interest-bearing deposits increased to $701.4 million for the six months ended June 30, 1997 from $584.2 million for the six months ended June 30, 1996, an increase of $117.2 million or 20.1%. This growth was primarily attributable to the first quarter 1997 acquisitions.

     The Company posted net interest margins of 4.12% and 4.11% and net interest spreads of 3.39% and 3.35% for the periods ended June 30, 1997 and June 30, 1996, respectively. The slight increase in the net interest margin from the first half of 1996 to the first half of 1997 reflects a 12 basis point increase in the yield on average interest-earning assets and an 8 basis point increase in the cost of interest-bearing liabilities. The yield on average interest-earning assets increased to 7.57% for the six months ended June 30, 1997 from 7.45% for the six months ended June 30, 1996. The increase in yield on average interest-earning assets was due primarily to loan growth, but it was reduced by the investment of a large portion of the acquired funds into lower-yielding securities. The cost of interest-bearing liabilities increased to 4.18% for the six months ended June 30, 1997 from 4.10% for the six months ended June 30, 1996. This increase was due mainly to the higher cost of the acquired funds.

     The following table presents for the periods indicated the total dollar amount of average balances, interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates. No tax equivalent adjustments were made and all average balances are daily average balances. Nonaccruing loans have been included in the tables as loans carrying a zero yield.

                                                             SIX MONTHS ENDED JUNE 30,
                                        -------------------------------------------------------------------
                                                      1997                               1996
                                        --------------------------------   --------------------------------
                                          AVERAGE     INTEREST   AVERAGE     AVERAGE     INTEREST   AVERAGE
                                        OUTSTANDING   EARNED/    YIELD/    OUTSTANDING   EARNED/    YIELD/
                                          BALANCE       PAID      RATE       BALANCE       PAID      RATE
                                        -----------   --------   -------   -----------   --------   -------
                                                              (DOLLARS IN THOUSANDS)
ASSETS
Interest-earning assets:
  Loans...............................   $354,668      $16,002     9.10%    $246,368     $ 11,325     9.24%
  Securities..........................    473,447       15,311     6.52      463,812       15,065     6.53
  Federal funds sold and other
     temporary investments............     20,337          545     5.40        6,477          173     5.37
                                         --------      -------    -----     --------     --------   ------
          Total interest-earning
            assets....................    848,452       31,858     7.57%     716,657       26,563     7.45%
                                         --------      -------    -----     --------     --------   ------
Less allowance for loan losses........     (4,960)                            (3,592)
                                         --------                           --------
Total interest-earning assets, net of
  allowance...........................    843,492                            713,065
Nonearning assets.....................     64,745                             51,170
                                         --------                           --------
          Total assets................   $908,237                           $764,235
                                         ========                           ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Interest-bearing liabilities:
  Interest-bearing demand deposits....   $127,928        1,327     2.09%    $111,655        1,243     2.24%
  Savings and money market accounts...    156,501        2,233     2.88      130,012        1,725     2.67
  Certificates of deposit.............    417,002       10,956     5.30      342,577        8,938     5.25
  Federal funds purchased and
     securities sold under repurchase
     agreements.......................        883           25     5.71          887           25     5.67
                                         --------      -------    -----     --------     --------   ------
          Total interest-bearing
            liabilities...............    702,314       14,541     4.18%     585,131       11,931     4.10%
                                         --------      -------    -----     --------     --------   ------
Noninterest-bearing liabilities:
  Noninterest-bearing demand
     deposits.........................    136,828                            113,475
  Other liabilities...................      5,842                              6,374
                                         --------                           --------
          Total liabilities...........    844,984                            704,980
                                         --------                           --------
Shareholders' equity..................     63,253                             59,255
                                         --------                           --------
          Total liabilities and
            shareholders' equity......   $908,237                           $764,235
                                         ========                           ========
  Net interest income.................                 $17,317                           $ 14,632
                                                       =======                           ========
  Net interest spread.................                             3.39%                              3.35%
                                                                  =====                             ======
  Net interest margin.................                             4.12%                              4.11%
                                                                  =====                             ======

     The following schedule presents the dollar amount of changes in interest income and interest expense for the major components of interest-earning assets and interest-bearing liabilities and distinguishes between the increase related to higher outstanding balances and the volatility of interest rates. For purposes of this table, changes attributable to both rate and volume which can be segregated have been allocated.

                                                                  SIX MONTHS ENDED JUNE 30,
                                                                ------------------------------
                                                                        1997 VS. 1996
                                                                ------------------------------
                                                                INCREASE (DECREASE)
                                                                       DUE TO
                                                                --------------------
                                                                 VOLUME       RATE      TOTAL
                                                                --------    --------    ------
                                                                    (DOLLARS IN THOUSANDS)
INTEREST-EARNING ASSETS:
  Loans.....................................................      $4,963      $ (286)   $4,677
  Securities................................................         312         (66)      246
  Federal funds sold and other temporary investments........         369           3       372
                                                                  ------      ------    ------
          Total increase (decrease) in interest income......       5,644        (349)    5,295
                                                                  ------      ------    ------
INTEREST-BEARING LIABILITIES:
  Interest-bearing demand deposits..........................         181         (97)       84
  Savings and money market accounts.........................         351         157       508
  Certificates of deposit...................................       1,935          83     2,018
                                                                  ------      ------    ------
          Total increase (decrease) in interest expense.....       2,467         143     2,610
                                                                  ------      ------    ------
  Increase (decrease) in net interest income................      $3,177      $ (492)   $2,685
                                                                  ======      ======    ======

  Provision for Loan Losses

     The provision for loan losses decreased slightly to $525,000 for the six months ended June 30, 1997 from $596,000 for the same time period in 1996, a decrease of $71,000 or 11.9%.

  Noninterest Income

     Noninterest income is an important source of revenue for financial institutions in a deregulated environment. The Company's primary source of noninterest income is service charges on deposit accounts and other banking service related fees.

     Noninterest income for the six months ended June 30, 1997 was $4.3 million, an increase of $184,000 or 4.5% from $4.1 million for the same period in 1996.

     The following table presents for the periods indicated the major categories of noninterest income:

                                                                 SIX MONTHS ENDED
                                                                     JUNE 30,
                                                              ----------------------
                                                                1997          1996
                                                              --------      --------
                                                              (DOLLARS IN THOUSANDS)
Service charges on deposit accounts.........................    $3,378        $3,084
Retail services income......................................       598           597
Mortgage banking............................................        81            85
Investment services.........................................        95            83
Securities lending..........................................        43            56
Other noninterest income....................................        91           197
                                                                ------        ------
          Total noninterest income..........................    $4,286        $4,102
                                                                ======        ======

     Service charges on deposit accounts is the largest component of noninterest income and a significant source of revenue to the Company. The increase in service charges on deposit accounts and total noninterest income for the first six months of 1997 as compared to the first six months of 1996 resulted mainly from the acquisitions which occurred in the first quarter of 1997.

  Noninterest Expense

     In the six month period ended June 30, 1997, noninterest expenses increased $2.5 million or 24.0% to $12.7 million from $10.2 million for the period ended June 30, 1996. The increase reflected the additional expenses resulting from acquisitions consummated in the first quarter of 1997. The Company anticipates that cost savings from the consolidation of back office operations of the bank acquired during the first quarter of 1997 will be fully realized in the third quarter of 1997. The efficiency ratio, calculated by dividing total noninterest expenses (excluding securities losses) by net interest income plus noninterest income was 58.8% for the six months ended June 30, 1997 and 54.6% for the six months ended June 30, 1996. The increase in the efficiency ratio was partially due to non-recurring acquisition expenses of $416,000. Excluding the non-recurring expenses, the Company's efficiency ratio in 1997 would have been 56.8%.

     The following table presents for the periods indicated the major categories of noninterest expense:

                                                                   SIX MONTHS ENDED
                                                                       JUNE 30,
                                                                ----------------------
                                                                  1997         1996
                                                                ---------    ---------
                                                                (DOLLARS IN THOUSANDS)
Employee compensation and benefits..........................      $ 7,984      $ 6,412
Non-staff expenses:
  Net bank premises expense.................................          618          584
  Equipment rentals, depreciation and maintenance...........          616          394
  Data processing...........................................        1,015          686
  Professional fees.........................................          390          338
  Regulatory assessments....................................          (34)         334
  Ad valorem and franchise taxes............................          207          210
  Other.....................................................        1,895        1,275
                                                                  -------      -------
          Total non-staff expenses..........................        4,707        3,821
                                                                  -------      -------
          Total noninterest expense.........................      $12,691      $10,233
                                                                  =======      =======

     Employee compensation and benefit expense for the six months ended June 30, 1997 was $8.0 million, an increase of $1.6 million or 24.5% from $6.4 million in the same period of 1996. The increase was principally due to additional staff associated with the acquisitions closed in the first quarter, the new Galleria branch which was opened in the last half of 1996, and additional loan staff hired. Total full-time equivalent employees at June 30, 1997 increased to 434 from 376 at June 30, 1996.

     Non-staff expenses, including non-recurring acquisition expenses of $375,000, increased to $4.7 million for the six month period ended June 30, 1997 from $3.8 million for the same period in 1996, an increase of $886,000 or 23.2%. Excluding the non-recurring acquisition expenses, the increase was $511,000 or 13.4%. This increase was largely due to additional expenses associated with the newly acquired locations. Included in regulatory assessments for the six months ended June 30, 1997 is a refund of FDIC insurance premiums in the amount of $169,000 resulting from insured deposit rate adjustments.

  Income Taxes

     Income tax expense includes the regular federal income tax at the statutory rate plus the income tax component of the Texas franchise tax. The amount of federal income tax expense is influenced by the amount of taxable income, the amount of tax-exempt income, the amount of non-deductible interest expense and the amount of other non-deductible expense. Taxable income for the income tax component of the Texas franchise tax is the federal pre-tax income, plus certain officers' salaries, less interest income on federal securities. The income tax component of the Texas franchise tax was zero in the first six months of 1997 and 1996. During the six months ended June 30, 1997, income tax expense was $2.9 million compared to $2.7 million for the six months ended June 30, 1996.

  Impact of Inflation

     The effects of inflation on the local economy and on the Company's operating results have been relatively modest for the past several years. Since substantially all of the Company's assets and liabilities are monetary in nature, such as cash, securities, loans and deposits, their values are less sensitive to the effects of inflation than to changing interest rates, which do not necessarily change in accordance with inflation rates. The Company tries to control the impact of interest rate fluctuations by managing the relationship between its interest rate sensitive assets and liabilities. See "-- Interest Rate Sensitivity and Liquidity" below.

FINANCIAL CONDITION

  Loan Portfolio

     Loans, net of unearned interest, were $383.7 million at June 30, 1997, an increase of $116.8 million or 43.7% from $267.0 million at June 30, 1996. Acquisitions accounted for $40.2 million of this growth, while internally generated loans accounted for $76.6 million of the increase.

     The following table summarizes as of the dates indicated the loan portfolio of the Company by type of loan:

                                                 JUNE 30, 1997          JUNE 30, 1996
                                              -------------------    -------------------
                                               AMOUNT     PERCENT     AMOUNT     PERCENT
                                              --------    -------    --------    -------
                                                        (DOLLARS IN THOUSANDS)
Commercial and industrial...................  $ 40,671     10.60%    $ 23,080      8.65%
Real estate:
  Construction and land development.........    24,788      6.46       13,164      4.93
  1-4 family residential....................    67,443     17.58       42,928     16.08
  Commercial mortgages......................    94,797     24.70       65,560     24.56
  Farmland..................................       702      0.18        1,388      0.52
  Multi-family residential..................     4,546      1.18        2,497      0.93
Consumer:
  Indirect..................................    96,772     25.22       73,952     27.70
  Direct....................................    54,020     14.08       44,382     16.63
                                              --------    ------     --------    ------
     Total loans............................  $383,739    100.00%    $266,951    100.00%
                                              ========    ======     ========    ======

     The primary lending focus of the Company is on small and medium-sized business and consumer loans. The Company offers a variety of commercial lending products including term loans, lines of credit and fixed asset loans, including real estate and equipment financing. A broad range of short to medium-term commercial loans, primarily collateralized, are made available to businesses for working capital (including inventory and receivables), business expansion (including acquisitions of real estate and improvements), and the purchase of equipment and machinery. The purpose of a particular loan generally determines its structure.

     Although its legal lending limit is substantially higher, the Company generally does not make loans larger than $3.0 million. Loans up to $400,000 are evaluated and acted upon by an officers' loan committee, which meets twice per week. Loans above that amount must be approved by the Executive Loan Committee, which meets weekly.

     Generally, the Company's commercial loans are underwritten in the Company's primary market area on the basis of the borrower's ability to service such debt from income. As a general practice, the Company takes as collateral a lien on any available real estate, equipment or other assets and obtains a personal guaranty. Working capital loans are primarily collateralized by short-term assets whereas term loans are primarily collateralized by long-term assets.

     In addition to commercial loans secured by real estate, the Company makes commercial mortgage loans to finance the purchase of real property which generally consists of real estate on which structures have already been completed. Additionally, a portion of the Company's lending activity has consisted of the origination of single-family residential mortgage loans collateralized by owner-occupied properties located in the Company's market areas. The Company offers a variety of mortgage loan products which generally are amortized over five to 30 years.

     Loans collateralized by single-family residential real estate generally have been originated in amounts of no more than 80% of appraised value or have mortgage insurance. The Company requires mortgage title insurance and hazard insurance in the amount of the loan. Of the mortgages originated, the Company generally retains mortgage loans with short terms or variable rates and sells longer term fixed-rate loans and loans that do not meet the Company's credit underwriting standards. As a result, the Company retains approximately half of the mortgage loans that it originates.

     The Company's commercial mortgage loans are secured by first liens on real estate, typically have fixed interest rates and amortize over a 10 to 15 year period with balloon payments due at the end of three to five years. In underwriting commercial mortgage loans, consideration is given to the property's operating history, future operating projections, current and projected occupancy, location and physical condition. The underwriting analysis also includes credit checks, appraisals and a review of the financial condition of the borrower.

     The Company makes loans to finance the construction of residential and, to a limited extent, nonresidential properties. Construction loans generally are secured by first liens on real estate. The Company conducts periodic inspections, either directly or through an agent, prior to approval of periodic draws on these loans. Underwriting guidelines similar to those described above are also used in the Company's construction lending activities. In keeping with the community-oriented nature of its customer base, the Company provides construction and permanent financing for churches located within its market area.

     Consumer loans made by the Company include automobile loans, recreational vehicle loans, boat loans, home improvement loans, personal loans
(collateralized and uncollateralized) and deposit account collateralized loans. The terms of these loans typically range from 12 to 84 months and vary based upon the nature of collateral and size of loan.

     Approximately 64.2% of the Company's consumer loan portfolio as of June 30, 1997, was comprised of indirect loans (representing 25.2% of the Company's total loan portfolio). These are installment loans, with typical maturities of three to five years, which are originated mostly by automobile dealers for the purpose of financing consumer automobile purchases and sold by automobile dealers to commercial banks and other sources of financing. The Company also purchases some indirect boat and recreational vehicle loans. The average yield on the Company's indirect loan portfolio was 8.51% for the first six months of 1997.

     The Company's indirect loan programs are administered by a staff specially trained in evaluating and servicing this particular type of loan. The Company competes for these loans with a number of other financial and non-financial institutions, including the captive financial services subsidiaries of automobile manufacturers, on the basis of interest rate and quality of service.

     The Company generally receives credit applications on a daily basis from one or more of the automobile dealerships and others from which it actively purchases indirect loans. Upon receipt of a credit application, the Company undertakes a credit analysis of the prospective purchaser, ordering credit reports on the borrower which are analyzed by one of the officers specializing in buying indirect loans. In making credit decisions, such officers evaluate, among other things, the general credit quality of the applicant, the proposed income to debt ratio, and residential and employment stability.

     The collection of overdue indirect loans is administered by a staff specially trained for such purpose. Holders of loans that are 10 days past due generally receive written notice of such delinquency. When any loan becomes 15 days past due, the collectors establish telephone contact with the borrower. If the loan remains past due for 30 days, the Company generally sends a demand letter requiring payment within 10 days before asserting its legal rights. The Company's collection staff makes all reasonable efforts to work out credit problems before the accounts are turned over to independent repossession agents. Repossessed automobiles are sold as soon as possible through a number of means in order to minimize any potential losses. The Company's ongoing experience with indirect loan underwriting and collections has contributed to a relatively low delinquency rate of 0.69% as of June 30, 1997.

     The following table summarizes with respect to the Company's indirect loans information regarding the amounts of loans originated and outstanding, the amounts of loans charged off and the delinquency ratios for the periods indicated:

                                             AS OF AND
                                              FOR THE              AS OF AND FOR THE
                                            SIX MONTHS       ENDED YEARS ENDED DECEMBER 31,
                                               ENDED        --------------------------------
                                           JUNE 30, 1997      1996        1995        1994
                                           -------------    --------    --------    --------
                                                                 (DOLLARS IN THOUSANDS)
Loans originated during period...........     $34,001        $56,416     $36,042     $43,941
Loans outstanding at end of period.......      96,772         82,814      65,311      56,643
Net loan charge-offs for the period......        (131)          (150)       (103)        (20)
Net loan charge-off ratio................        0.30%          0.21%       0.17%       0.06%
Delinquency ratio at end of period.......        0.69%          0.95%       0.98%       1.26%

     The contractual maturity ranges of the commercial and industrial and real estate construction portfolio and the amount of such loans with predetermined interest rates and floating rates in each maturity range as of June 30, 1997 are summarized in the following table:

                                                             JUNE 30, 1997
                                            -----------------------------------------------
                                                        AFTER ONE
                                            ONE YEAR     THROUGH        AFTER
                                            OR LESS     FIVE YEARS    FIVE YEARS     TOTAL
                                            --------    ----------    ----------    -------
                                                        (DOLLARS IN THOUSANDS)
Commercial and industrial.................  $18,570      $21,551        $  550      $40,671
Real estate construction..................   13,944        5,186         5,658       24,788
                                            -------      -------        ------      -------
          Total...........................  $32,514      $26,737        $6,208      $65,459
                                            =======      =======        ======      =======
Loans with a predetermined interest
  rate....................................  $16,045      $22,256        $4,752      $43,053
Loans with a floating interest rate.......   16,469        4,481         1,456       22,406
                                            -------      -------        ------      -------
          Total...........................  $32,514      $26,737        $6,208      $65,459
                                            =======      =======        ======      =======

  Nonperforming Assets

     The Company has several procedures in place to assist it in maintaining the overall quality of its loan portfolio. The Company has established underwriting guidelines to be followed by its officers. The Company also monitors its delinquency levels for any negative or adverse trends. There can be no assurance, however, that the Company's loan portfolio will not become subject to increasing pressures from deteriorating borrower credit due to general economic conditions.

     The Company has historically had strong asset quality. Although nonperforming assets (nonaccrual loans, restructured loans and other real estate) at June 30, 1997 increased to $1.3 million from $460,000 at June 30, 1996, this increase was primarily attributable to credits and other real estate acquired in recent acquisitions. However, the Company's ratio of nonperforming assets to loans and other real estate remained low at 0.33% at June 30, 1997 compared to 0.17% at June 30, 1996.

     The Company generally places a loan on nonaccrual status and ceases accruing interest when loan payment performance is deemed unsatisfactory. All loans past due 90 days, however, are placed on nonaccrual status, unless the loan is both well-secured and in the process of collection. Cash payments received while a loan is classified as nonaccrual are recorded as a reduction of principal as long as doubt exists as to collection. The Company is sometimes required to revise a loan's interest rate or repayment terms in a troubled debt restructuring. The Company had no restructured loans at either June 30, 1997 or June 30, 1996. The Company's internal loan review department evaluates additional loans which are potential problem loans as to risk exposure in determining the adequacy of the allowance for loan losses.

     The Company maintains on an ongoing basis updated appraisals on loans secured by real estate, particularly those categorized as nonperforming loans and potential problem loans. In instances where updated appraisals reflect reduced collateral values, an evaluation of the borrower's overall financial condition is made to determine the need, if any, for possible writedowns or appropriate additions to the allowance for loan losses. The Company records other real estate at fair value at the time of acquisition, less estimated costs to sell.

     The following table presents information regarding nonperforming assets at June 30, 1997 and June 30, 1996:

                                                                     JUNE 30,
                                                              -----------------------
                                                                1997           1996
                                                              ---------      --------
                                                              (DOLLARS IN THOUSANDS)
Nonaccrual loans............................................     $  595         $ 393
Restructured loans..........................................         --            --
Other real estate...........................................        668            67
                                                                 ------         -----
          Total nonperforming assets........................     $1,263         $ 460
                                                                 ======         =====
Nonperforming assets to total loans and other real estate...       0.33%         0.17%


     The Company would have recorded additional interest income of approximately $16,000 in the first six months of 1997 on nonperforming loans if the loans had been current in accordance with original terms. Interest income recorded on nonperforming loans for the first six months of 1997 was approximately $13,000.


  Allowance for Loan Losses

     The allowance for loan losses is a reserve established through charges to earnings in the form of a provision for loan losses. Management has established an allowance for loan losses which it believes is adequate for estimated losses in the Company's loan portfolio. Based on an evaluation of the loan portfolio, management presents a quarterly review of the allowance for loan losses to the Bank's Board of Directors, indicating any change in the allowance since the last review and any recommendations as to adjustments in the allowance. In making its evaluation, management considers the diversification by industry of the Company's commercial loan portfolio, the effect of changes in the local real estate market on collateral values, the results of recent regulatory examinations, the effects on the loan portfolio of current economic indicators and their probable impact on borrowers, the amount of charge-offs for the period, the amount of nonperforming loans and related collateral security, the evaluation of its loan portfolio by the loan review function and the annual examination of the Company's financial statements by its independent auditors. Charge-offs occur when loans are deemed to be uncollectible.


     The Company follows a loan review program to evaluate the credit risk in the loan portfolio. Through the loan review process, the Company maintains an internally classified loan list which, along with the delinquency list of loans, helps management assess the overall quality of the loan portfolio and the adequacy of the allowance for loan losses. Loans classified as "substandard" are those loans with clear and defined weaknesses such as a highly-leveraged position, unfavorable financial ratios, uncertain repayment sources or poor financial condition, which may jeopardize recoverability of the debt. At June 30, 1997, the Company had $841,000 of such loans, excluding loans on nonaccrual, which were primarily residential and commercial real estate loans.


     Loans classified as "doubtful" are those loans which have characteristics similar to substandard accounts but with an increased risk that a loss may occur, or at least a portion of the loan may require a charge-off if liquidated at present. Although loans classified as substandard do not duplicate loans classified as doubtful, both substandard and doubtful loans include some loans that are delinquent at least 30 days or on nonaccrual status. Loans classified as "loss" are those loans which are in the process of being charged off.

     In addition to the internally classified loan list and delinquency list of loans, the Company maintains a separate "watch list" which further aids the Company in monitoring loan portfolios. Watch list loans show warning elements where the present status portrays one or more deficiencies that require attention in the short term or where pertinent ratios of the loan account have weakened to a point where more frequent monitoring is warranted. These loans do not have all of the characteristics of a classified loan (substandard or doubtful) but do show weakened elements as compared with those of a satisfactory credit. The Company reviews these loans to assist in assessing the adequacy of the allowance for loan losses. At June 30, 1997, the Company had $640,000 of such loans, which were primarily secured by residential and commercial real estate.


     In order to determine the adequacy of the allowance for loan losses, management considers the risk classification or delinquency status of loans and other factors, such as collateral value, portfolio composition, trends in economic conditions and the financial strength of borrowers. Management establishes specific allowances for loans which management believes require reserves greater than those allocated according to their classification or delinquent status. An unallocated allowance is also established based on the Company's historical charge-off experience. The Company then charges to operations a provision for loan losses to maintain the allowance for loan losses at an adequate level determined by the foregoing methodology.

     For the six months ended June 30, 1997, net loan charge-offs totaled $338,000 or 0.19% of average loans outstanding for the period, compared to $183,000 in net loan charge-offs or 0.15% of average loans for the six months ended June 30, 1996. During the six months ended June 30, 1997, the Company recorded a provision for loan losses of $525,000 compared to $596,000 for the six months ended June 30, 1996. At June 30, 1997, the allowance totaled $5.1 million, or 1.33% of total loans resulting in an allowance to nonperforming loans of 858.99%.

     The following table presents, for the periods indicated, an analysis of the allowance for loan losses and other related data:

                                                              SIX MONTHS ENDED JUNE 30,
                                                              --------------------------
                                                                 1997            1996
                                                              ----------      ----------
                                                                (DOLLARS IN THOUSANDS)
Average loans outstanding...................................    $354,668        $246,368
                                                                --------        --------
Gross loans outstanding at end of period....................     383,739         266,951
                                                                --------        --------
Allowance for loan losses at beginning of period............    $  4,436        $  3,660
Provision for loan losses...................................         525             596
Adjustment due to bank acquisitions.........................         488              --
Charge-offs:
  Commercial and industrial.................................        (116)            (26)
  Real estate...............................................         (72)            (14)
  Consumer..................................................        (310)           (297)
Recoveries:
  Commercial and industrial.................................          13              21
  Real estate...............................................          17               8
  Consumer..................................................         130             125
                                                                --------        --------
Net loan (charge-offs) recoveries...........................        (338)           (183)
                                                                --------        --------
Allowance for loan losses at end of period..................    $  5,111        $  4,073
                                                                ========        ========
Ratio of allowance to end of period loans...................        1.33%           1.53%
Ratio of net loan charge-offs to average loans..............        0.19            0.15
Ratio of allowance to end of period nonperforming loans.....      858.99        1,036.39

     The following table describes the allocation of the allowance for loan losses among various categories of loans and certain other information for the dates indicated. The allocation is made for analytical purposes and is not necessarily indicative of the categories in which future losses may occur. The total allowance is available to absorb losses from any segment of loans.

                                                  JUNE 30, 1997          JUNE 30, 1996
                                               --------------------   --------------------
                                                        PERCENT OF             PERCENT OF
                                                         LOANS TO               LOANS TO
                                               AMOUNT   TOTAL LOANS   AMOUNT   TOTAL LOANS
                                               ------   -----------   ------   -----------
                                                         (DOLLARS IN THOUSANDS)
Balance of allowance for loan losses
  applicable to:
Commercial and industrial....................  $   35      10.60%     $   25       8.65%
Real estate:
  Construction and land development..........      --       6.46          --       4.93
  1- 4 family residential....................      60      17.58          75      16.08
  Commercial mortgage........................      --      24.70          63      24.56
  Farmland...................................      --       0.18          --       0.52
  Multi-family...............................      --       1.18          --       0.93
Consumer.....................................      58      39.30          67      44.33
Unallocated..................................   4,958                  3,843
                                               ------     ------      ------     ------
          Total allowance for loan losses....  $5,111     100.00%     $4,073     100.00%
                                               ======     ======      ======     ======

     The Company believes that the allowance for loan losses at June 30, 1997 is adequate to cover losses inherent in the portfolio as of such date. There can be no assurance, however, that the Company will not sustain losses in future periods, which could be substantial in relation to the size of the allowance at June 30, 1997.

  Securities

     The Company uses its securities portfolio primarily as a source of income and secondarily as a source of liquidity. At June 30, 1997, investment securities totaled $465.8 million, an increase of $15.9 million from $449.9 million at June 30, 1996. The increase was primarily attributable to the investment of funds acquired in acquisitions. At June 30, 1997, investment securities represented 49.1% of total assets compared to 58.8% of total assets at June 30, 1996. The yield on the investment portfolio for the six months ended June 30, 1997 was 6.52% compared to a yield of 6.53% for the six months ended June 30, 1996.

     The following table presents the amortized cost of securities classified as available-for-sale and their approximate fair values at June 30, 1997:

                                                             JUNE 30, 1997
                                             ----------------------------------------------
                                                           GROSS        GROSS
                                             AMORTIZED   UNREALIZED   UNREALIZED     FAIR
                                               COST         GAIN         LOSS       VALUE
                                             ---------   ----------   ----------   --------
                                                         (DOLLARS IN THOUSANDS)
U.S. Government securities.................  $208,364      $2,167        $ 29      $210,502
Mortgage-backed securities.................    42,316          18         399        41,935
Other securities...........................        37          --          --            37
                                             --------      ------        ----      --------
  Total....................................  $250,717      $2,185        $428      $252,474
                                             ========      ======        ====      ========

     The following table presents the amortized cost of securities classified as held-to-maturity and their approximate fair values at June 30, 1997:

                                                             JUNE 30, 1997
                                             ----------------------------------------------
                                                           GROSS        GROSS
                                             AMORTIZED   UNREALIZED   UNREALIZED     FAIR
                                               COST         GAIN         LOSS       VALUE
                                             ---------   ----------   ----------   --------
                                                         (DOLLARS IN THOUSANDS)
U.S. Government securities.................  $ 66,471       $334        $   --     $ 66,805
Mortgage-backed securities.................   146,876         84         2,074      144,886
                                             --------       ----        ------     --------
  Total....................................  $213,347       $418        $2,074     $211,691
                                             ========       ====        ======     ========

     Mortgage-backed securities are securities which have been developed by pooling a number of real estate mortgages and are principally issued by federal agencies such as the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation. These securities are deemed to have high credit ratings, and minimum regular monthly cash flows of principal and interest are guaranteed by the issuing agencies. Included in the Company's mortgage-backed securities at June 30, 1997 were $27.6 million in agency-issued collateral mortgage obligations and $581,500 in privately-issued collateral mortgage obligations.

     At June 30, 1997, 18.8% of the mortgage-backed securities held by the Company had final maturities of more than 10 years. However, unlike U.S. Treasury and U.S. government agency securities, which have a lump sum payment at maturity, mortgage-backed securities provide cash flows from regular principal and interest payments and principal prepayments throughout the lives of the securities. Mortgage-backed securities which are purchased at a premium will generally suffer decreasing net yields as interest rates drop because home owners tend to refinance their mortgages. Thus, the premium paid must be amortized over a shorter period. Therefore, securities purchased at a discount will obtain higher net yields in a decreasing interest rate environment. As interest rates rise, the opposite will generally be true. During a period of increasing interest rates, fixed rate mortgage-backed securities do not tend to experience heavy prepayments of principal and consequently, the average life of this security will not be unduly shortened. If interest rates begin to fall, prepayments will increase. Approximately $41.6 million of the Company's mortgage-backed securities earn interest at floating rates and reprice within one year, and accordingly are less susceptible to declines in value should interest rates increase.


     In December of 1996, the Company purchased $30.4 million of mortgage-backed securities classified as held-to-maturity. This transaction, which settled in January of 1997, was the principal cause of the $30.6 million decline in other liabilities from December 31, 1996 to June 30, 1997. See "Note M -- Supplemental Statement of Cash Flow Information" to the Financial Statements.


     The following table summarizes the contractual maturity of investment securities (including federal funds sold) and their weighted average yields:

                                                                    JUNE 30, 1997
                              ------------------------------------------------------------------------------------------
                                                    AFTER ONE         AFTER FIVE
                                                     YEAR BUT          YEARS BUT
                                   WITHIN             WITHIN            WITHIN           AFTER TEN
                                  ONE YEAR          FIVE YEARS         TEN YEARS           YEARS             TOTAL
                              ----------------   ----------------   ---------------   ---------------   ----------------
                               AMOUNT    YIELD    AMOUNT    YIELD   AMOUNT    YIELD   AMOUNT    YIELD    TOTAL     YIELD
                              --------   -----   --------   -----   -------   -----   -------   -----   --------   -----
                                                                (DOLLARS IN THOUSANDS)
U.S. Government
  securities................  $115,189   6.70%   $159,646   6.71%   $   --      --%   $   --      --%   $274,835   6.71%
Mortgage-backed and other
  securities................     1,208   5.95      97,667   6.05    54,764    6.79    35,590    6.16     189,229   6.28
Federal funds sold and other
  temporary investments.....    31,245   6.25          --     --        --      --        --      --      31,245   6.25
                              --------   ----    --------   ----    -------   ----    -------   ----    --------   ----
    Total...................  $147,642   6.60%   $257,313   6.47%   $54,764   6.79%   $35,590   6.16%   $495,309   6.52%
                              ========   ====    ========   ====    =======   ====    =======   ====    ========   ====

     Effective January 1, 1994, the Company adopted Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities (Statement 115). At the date of purchase, the Company is required to classify debt and equity securities into one of three categories: held-to-maturity, trading or available-for-sale. At each reporting date, the appropriateness of the classification is reassessed. Investments in debt securities are classified as held-to-maturity and measured at amortized cost in the financial statements only if management has the positive intent and ability to hold those securities to maturity. Securities that are bought and held principally for the purpose of selling them in the near term are classified as trading and measured at fair value in the financial statements with unrealized gains and losses included in earnings. Investments not classified as either held to maturity or trading are classified as available-for-sale and measured at fair value in the financial statements with unrealized gains and losses reported, net of tax, in a separate component of shareholders' equity until realized.

  Deposits

     The Company offers a variety of deposit accounts having a wide range of interest rates and terms. The Company's deposits consist of demand, savings, money market and time accounts. The Company relies primarily on competitive pricing policies and customer service to attract and retain these deposits. The Company does not have any brokered deposits.

     The Company's average total deposits for the six months ended June 30, 1997 were $838.3 million or 20.1% over average total deposits during the same period in 1996. The Company's total deposits at June 30, 1997, were $878.7 million, up $178.4 million or 25.5% over total deposits at June 30, 1996.

     The Company's lending and investing activities are funded principally by deposits, approximately 50.3% of which are demand and savings deposits. Average noninterest-bearing deposits at June 30, 1997 were $136.8 million as compared to $113.5 million for the first six months of 1996, an increase of $23.4 million or 20.6%. Approximately 16.3% of average deposits for the six months ended June 30, 1997 were noninterest-bearing. The amount of deposits grew due to a combination of new location acquisitions and the opening of a new branch in the Galleria area of Houston.

     The daily average balances and weighted average rates paid on interest-bearing deposits for the period ended June 30, 1997 are presented below:

                                                                  JUNE 30, 1997
                                                              ----------------------
                                                                AMOUNT         RATE
                                                              ----------      ------
                                                              (DOLLARS IN THOUSANDS)
Money market checking.......................................    $127,928        2.09%
Regular savings.............................................      91,245        2.38
Money market savings........................................      65,256        3.57
Time deposits less than $100,000............................     310,390        5.24
Time deposits $100,000 and over.............................     106,612        5.48
                                                                --------        ----
     Total interest-bearing deposits........................     701,431        4.17
Noninterest-bearing deposits................................     136,828          --
                                                                --------        ----
          Total deposits....................................    $838,259        3.50%
                                                                ========        ====

     The following table sets forth the amount of the Company's certificates of deposit that are $100,000 or greater by time remaining until maturity:

                                                                  JUNE 30, 1997
                                                              ----------------------
                                                              (DOLLARS IN THOUSANDS)
3 months or less............................................         $ 41,034
Between 3 months and 6 months...............................           22,646
Between 6 months and 1 year.................................           35,777
Over 1 year.................................................           21,729
                                                                     --------
          Total.............................................         $121,186
                                                                     ========

  Interest Rate Sensitivity and Liquidity

     The Company's Funds Management Policy provides management with the necessary guidelines for effective funds management, and the Company has established a measurement system for monitoring its net interest rate sensitivity position. The Company manages its sensitivity position within established guidelines.

     An interest rate sensitive asset or liability is one that, within a defined time period, either matures or experiences an interest rate change in line with general market interest rates. The management of interest rate risk is performed by analyzing the maturity and repricing relationships between interest-earning assets and interest-bearing liabilities at specific points in time ("GAP") and by analyzing the effects of interest rate changes on net interest income over specific periods of time by projecting the performance of the mix of assets and liabilities in varied interest rate environments. Interest rate sensitivity reflects the potential effect on net interest income of a movement in interest rates. A company is considered to be asset sensitive, or having a positive GAP, when the amount of its interest-earning assets maturing or repricing within a given period exceeds the amount of its interest-bearing liabilities also maturing or repricing within that time period. Conversely, a company is considered to be liability sensitive, or having a negative GAP, when the amount of its interest-bearing liabilities maturing or repricing within a given period exceeds the amount of its interest-earning assets also maturing or repricing within that time period. During a period of rising interest rates, a negative GAP would tend to affect adversely net interest income, while a positive GAP would tend to result in an increase in net interest income. During a period of falling interest rates, a negative GAP would tend to result in an increase in net interest income, while a positive GAP would tend to affect net interest income adversely.

     The following table sets forth an interest rate sensitivity analysis for the Company at June 30, 1997:


                                                       VOLUMES SUBJECT TO REPRICING WITHIN
                             ----------------------------------------------------------------------------------------
                                                                                                  GREATER
                               0-30       31-180      181-365      1-3        3-5        5-10       THAN
                               DAYS        DAYS        DAYS       YEARS      YEARS      YEARS     10 YEARS    TOTAL
                             ---------   ---------   ---------   --------   --------   --------   --------   --------
                                                              (DOLLARS IN THOUSANDS)
Interest-earning assets:
  Securities...............  $  40,827   $  73,380   $  64,786   $206,830   $ 50,443   $ 27,067   $    731   $464,064
  Loans....................     51,254      40,747      46,145    121,560     78,642     36,106      9,285    383,739
  Federal funds sold and
    other temporary
    investments............     31,245          --          --         --         --         --         --     31,245
                             ---------   ---------   ---------   --------   --------   --------   --------   --------
        Total
          interest-earning
          assets...........    123,326     114,127     110,931    328,390    129,085     63,173     10,016    879,048
                             ---------   ---------   ---------   --------   --------   --------   --------   --------
Interest-bearing
  liabilities:
  Demand, money market and
    savings deposits.......    298,228          --          --         --         --         --         --    298,228
  Certificates of deposit
    and other time
    deposits...............     58,793     148,883     103,649     83,746     32,822      1,555         15    429,463
  Federal funds purchased
    and securities sold
    under repurchase
    agreements.............        100          --          --         --         --         --         --        100
                             ---------   ---------   ---------   --------   --------   --------   --------   --------
        Total
          interest-bearing
          liabilities......    357,121     148,883     103,649     83,746     32,822      1,555         15    727,791
                             ---------   ---------   ---------   --------   --------   --------   --------   --------
Period GAP.................  $(233,795)  $ (34,756)  $   7,282   $244,644   $ 96,263   $ 61,618   $ 10,001   $151,257
Cumulative GAP.............  $(233,795)  $(268,551)  $(261,269)  $(16,625)  $ 79,638   $141,256   $151,257
Period GAP to total
  assets...................     (24.66)%     (3.67)%      0.77%     25.81%     10.15%      6.50%      1.05%
Cumulative GAP to total
  assets...................     (24.66)%    (28.33)%    (27.56)%    (1.75)%     8.40%     14.90%     15.96%
Cumulative interest-earning
  assets to cumulative
  interest-bearing
  liabilities                    34.53%      46.93%      57.14%     97.60%    110.97%    119.41%    120.78%


     Shortcomings are inherent in GAP analysis since certain assets and liabilities may not move proportionally as interest rates change. Consequently, in addition to GAP analysis the Company uses a simulation model and shock analysis to test the interest rate sensitivity of net interest income and the balance sheet, respectively. Based on the Company's June 30, 1997 simulation analysis, the Company estimates that a 200 basis point rise or decline in rates over the next twelve month period would have an impact of less than 3.0% on its net interest income for the same period. The change is relatively small, despite the Company's liability sensitive GAP position. This results primarily from the behavior of demand, money market and savings deposits. The Company has found that historically interest rates on these deposits change more slowly in a rising rate environment than in a declining rate environment. The Company maintains an Investment Committee that reviews the Company's interest rate risk position, generally on a monthly basis.


     Liquidity involves the Company's ability to raise funds to support asset growth or reduce assets to meet deposit withdrawals and other payment obligations, to maintain reserve requirements and otherwise to operate the Company on an ongoing basis. During the past three years, the Company's liquidity needs have been met primarily by financing activities, which consisted mainly of growth in core deposits, supplemented by earnings through operating activities. In the Company's investing activities, highly liquid securities have provided much flexibility as demonstrated in meeting the cash demands of the branch sale in 1995. Although access to purchased funds from correspondent banks is available and has been utilized on occasion to take advantage of investment opportunities, the Company does not generally rely on these external funding sources.



  Capital Resources


     Capital management consists of providing equity to support both current and future operations. The Company is subject to capital adequacy requirements imposed by the Federal Reserve Board and the Bank is subject to capital adequacy requirements imposed by the FDIC and the Texas Banking Department. Both the Federal Reserve Board and the FDIC have adopted risk-based capital requirements for assessing bank holding company and bank capital adequacy. These standards define capital and establish minimum capital requirements in relation to assets and off-balance sheet exposure, adjusted for credit risk. The risk-based capital standards currently in effect are designed to make regulatory capital requirements more sensitive to differences in risk profiles among bank holding companies and banks, to account for off-balance sheet exposure and to minimize disincentives for holding liquid assets. Assets and off-balance sheet items are assigned to broad risk categories, each with appropriate relative risk weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items.

     Bank regulatory authorities in the United States have issued risk-based capital standards by which all bank holding companies and banks are evaluated in terms of capital adequacy. The risk-based capital standards issued by the Federal Reserve Board apply to the Company. These guidelines relate a financial institution's capital to the risk profile of its assets. The risk-based capital standards require all financial institutions to have "Tier 1 capital" of at least 4.0% and "total risk-based" capital (Tier 1 and Tier 2) of at least 8.0% of total risk-adjusted assets. "Tier 1 capital" generally includes common shareholders' equity and qualifying perpetual preferred stock together with related surpluses and retained earnings, less deductions for goodwill and various other intangibles. "Tier 2 capital" may consist of a limited amount of intermediate-term preferred stock, a limited amount of term subordinated debt, certain hybrid capital instruments and other debt securities, perpetual preferred stock not qualifying as Tier 1 capital, and a limited amount of the general valuation allowance for loan losses. The sum of Tier 1 capital and Tier 2 capital is "total risk-based capital."

     The Federal Reserve Board has also adopted guidelines which supplement the risk-based capital guidelines with a minimum ratio of Tier 1 capital to average total consolidated assets ("leverage ratio") of 3.0% for institutions with well diversified risk, including no undue interest rate exposure; excellent asset quality; high liquidity; good earnings; and that are generally considered to be strong banking organizations, rated composite 1 under applicable federal guidelines, and that are not experiencing or anticipating significant growth. Other banking organizations are required to maintain a leverage ratio of at least 4.0% to 5.0%. These rules further provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain capital positions substantially above the minimum supervisory levels and comparable to peer group averages, without significant reliance on intangible assets.

     Pursuant to Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), each federal banking agency revised its risk-based capital standards to ensure that those standards take adequate account of interest rate risk, concentration of credit risk and the risks of nontraditional activities, as well as reflect the actual performance and expected risk of loss on multifamily mortgages. The Bank is subject to capital adequacy guidelines of the FDIC that are substantially similar to the Federal Reserve Board's guidelines. Also pursuant to FDICIA, the FDIC has promulgated regulations setting the levels at which an insured institution such as the Bank would be considered "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized." The Bank is classified "well capitalized" for purposes of the FDIC's prompt corrective action regulations. See "Supervision and Regulation -- The Company" and "-- The Bank."

     Shareholders' equity increased from $58.4 million at June 30, 1996 to $65.3 million at June 30, 1997, an increase of $6.9 million or 11.8%. This increase was primarily the result of net income of $9.5 million, less the payment of common stock and preferred stock dividends of $1.2 million and $700,000, respectively, and a decrease in net unrealized gains on available for sale securities net of taxes of $456,000. The Company had outstanding at June 30, 1997 $6.0 million in liquidation value of Series A Preferred Stock and $1.0 million in liquidation value of Series B Preferred Stock, both of which qualify as Tier 1 capital.

     The following table provides a comparison of the Company's and the Bank's leverage and risk-weighted capital ratios as of June 30, 1997 to the minimum and well-capitalized regulatory standards:

                                                                                   ACTUAL RATIO
                                           MINIMUM REQUIRED   WELL-CAPITALIZED   AT JUNE 30, 1997
                                           ----------------   ----------------   ----------------
THE COMPANY
  Leverage ratio.........................       3.00%(1)              N/A              6.31%
  Tier 1 risk-based capital ratio........       4.00%                 N/A             13.74%
  Risk-based capital ratio...............       8.00%                 N/A             14.92%
THE BANK
  Leverage ratio.........................       3.00%(2)            5.00%              6.27%
  Tier 1 risk-based capital ratio........       4.00%               8.00%             13.66%
  Risk-based capital ratio...............       8.00%              10.00%             14.85%

---------------

(1) The Federal Reserve Board may require the Company to maintain a leverage ratio of up to 200 basis points above the required minimum.

(2) The FDIC may require the Bank to maintain a leverage ratio of up to 200 basis points above the required minimum.

              FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

OVERVIEW

     The Company engaged in several transactions in 1994, 1995 and 1996 which had a significant impact on the Company's performance in each of those years. In October 1994, the Company acquired $338.9 million in deposits in connection with its acquisition of nine branch locations owned by a large federal savings bank. In the last half of 1995, the Company sold five of those branches (including $77.4 million in deposits) and recorded a $2.4 million gain on the branch sales. In 1996, the Company paid a one-time FDIC assessment of $1.8 million with respect to the Company's deposits insured by the Savings Association Insurance Fund ("SAIF") of the FDIC.


     Net earnings available to common shareholders were $8.5 million, $8.4 million and $7.6 million for the years ended December 31, 1996, 1995 and 1994, respectively, and net earnings per common share were $0.92, $0.89 and $0.79 for these same periods. Earnings growth from 1995 to 1996 resulted principally from strong internal loan growth and a higher net interest margin. The increase in earnings from 1994 to 1995 was due primarily to higher interest-earning assets, resulting mainly from the 1994 branch acquisitions, and the gain on the sale of the branches. The Company posted returns on average assets of 1.21%, 1.09% and 1.32% and returns on average common equity of 16.13%, 18.98% and 19.49% for the years ended 1996, 1995 and 1994, respectively. Without the one-time FDIC assessment in 1996, the Company's return on average assets and return on average common equity, respectively, would have been 1.36% and 18.36%.


     Total assets at December 31, 1996, 1995 and 1994 were $801.5 million, $758.3 million and $863.5 million, respectively. Total deposits at December 31, 1996, 1995 and 1994 were $695.2 million, $694.2 million and $813.8 million, respectively. The Company retained a major portion of the deposits acquired during 1994 while repricing maturing deposits into a lower rate structure. The result was an improved net interest margin and steady deposit levels from 1995 to 1996. Loans were $311.3 million at December 31, 1996, an increase of $81.1 million or 35.2% from $230.2 million at the end of 1995. Loans were $197.9 million at year end 1994. Common shareholders' equity was $55.0 million, $51.3 million and $40.8 million at December 31, 1996, 1995 and 1994, respectively. Changes in common shareholders' equity reflect fluctuations in the net unrealized appreciation on available-for-sale securities, net of tax in the amounts of a $3.2 million decrease in 1996 and a $4.7 million increase in 1995.

RESULTS OF OPERATIONS

  Net Interest Income

     1996 versus 1995. Net interest income totaled $30.1 million in 1996 compared to $28.2 million in 1995, an increase of $1.9 million or 6.8%. The increase resulted mainly from lower interest expense on deposits and higher interest income on loans. Interest expense decreased $3.4 million and was only partially offset by a decline of $1.5 million in total interest income. This resulted in net interest margins of 4.20% and 3.62% and net interest spreads of 3.44% and 2.98% for 1996 and 1995, respectively.

     The decline in interest expense from 1995 to 1996 was due primarily to lower average interest-bearing deposits of $580.8 million in 1996 versus $659.0 million in 1995. The decline in average interest-bearing deposits, which included the sale of branches in the last half of 1995, was comprised of $61.2 million or 78.3% in certificates of deposit, and the remainder was primarily in savings accounts. Accordingly, the cost of average interest-bearing deposits declined to 4.08% in 1996 from 4.12% in 1995. Interest income on loans increased to $24.7 million in 1996 from $19.4 million in 1995. The increase was driven by growth in the average loan portfolio of $54.2 million or 25.4% and an increase in the yield on average loans to 9.22% in 1996 from 9.07% in 1995. Meanwhile, the average securities portfolio declined $101.0 million, and its yield rose 15 basis points.

     1995 versus 1994. Net interest income increased $4.6 million in 1995 from $23.6 million in 1994, primarily due to growth in interest income of $17.2 million. This increase was partially offset by an increase in interest expense of $12.6 million. This resulted in net interest margins of 3.62% and 4.25% and net interest spreads of 2.98% and 3.65% for 1995 and 1994, respectively.

     The increase in interest income was driven by growth in average interest-earning assets of $223.1 million or 40.1% due mostly to the branch acquisitions which occurred in late 1994. Growth in interest-earning assets included average loan growth of $71.4 million or 50.3% and growth in average securities of $139.3 million or 34.7%. Also, the yield on average interest-earning assets increased 24 basis points from 1994 to 1995. The yield on average loans declined to 9.07% in 1995 from 9.73% in 1994, but the yield on average securities increased to 6.38% in 1995 from 5.92% in 1994. The decline in the loan yield was due primarily to higher amortization in 1994 of the purchase discount associated with loans purchased in a previous acquisition. The increase in the securities yield resulted mainly from higher-yielding U.S. Treasury securities. The increase in interest expense was due both to an increase in average interest-bearing deposits of $205.9 million and to an increase in their cost of 91 basis points. Both occurrences resulted primarily from the branch acquisitions.

     The following table presents for the periods indicated the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates. No tax equivalent adjustments were made and all average balances are yearly average balances. Nonaccruing loans have been included in the tables as loans carrying a zero yield.

                                                                    YEARS ENDED DECEMBER 31,
                             ------------------------------------------------------------------------------------------------------
                                           1996                               1995                               1994
                             --------------------------------   --------------------------------   --------------------------------
                               AVERAGE     INTEREST   AVERAGE     AVERAGE     INTEREST   AVERAGE     AVERAGE     INTEREST   AVERAGE
                             OUTSTANDING   EARNED/    YIELD/    OUTSTANDING   EARNED/    YIELD/    OUTSTANDING   EARNED/    YIELD/
                               BALANCE       PAID      RATE       BALANCE       PAID      RATE       BALANCE       PAID      RATE
                             -----------   --------   -------   -----------   --------   -------   -----------   --------   -------
                                                                                                             (DOLLARS IN THOUSANDS)
ASSETS
Interest-earning assets:
  Loans....................   $267,644      $24,673    9.22%     $213,454      $19,357     9.07%    $142,041      $13,826    9.73%
  Securities...............    440,167       28,722    6.53       541,182       34,514     6.38      401,872       23,809    5.92
  Federal funds sold and
    other temporary
    investments............      7,901          420    5.32        24,311        1,439     5.92       11,926          519    4.35
                              --------      -------    ----      --------      -------    -----     --------      -------    ----
         Total
           interest-earning
           assets..........    715,712       53,815    7.52%      778,947       55,310     7.10%     555,839       38,154    6.86%
                              --------      -------    ----      --------      -------    -----     --------      -------    ----
Less allowance for loan
  losses...................     (3,765)                            (2,855)                            (1,889)
                              --------                           --------                           --------
Total interest-earning
  assets, net of
  allowance................    711,947                            776,092                            553,950
Nonearning assets..........     50,508                             53,013                             41,879
                              --------                           --------                           --------
         Total assets......   $762,455                           $829,105                           $595,829
                              ========                           ========                           ========
LIABILITIES AND
  SHAREHOLDERS' EQUITY
Interest-bearing
  liabilities:
  Interest-bearing demand
    deposits...............   $110,992        2,509    2.26%     $112,902        2,599     2.30%    $ 92,490        2,134    2.31%
  Savings and money market
    accounts...............    130,599        3,500    2.68       145,782        4,019     2.76      122,383        3,195    2.61
  Certificates of
    deposit................    339,209       17,670    5.21       400,361       20,523     5.13      238,303        9,198    3.86
  Federal funds purchased
    and securities sold
    under repurchase
    agreements.............      1,099           62    5.64             5           --     6.08          304           15    4.93
                              --------      -------    ----      --------      -------    -----     --------      -------    ----
         Total
           interest-bearing
           liabilities.....    581,899       23,741    4.08%      659,050       27,141     4.12%     453,480       14,542    3.21%
                              --------      -------    ----      --------      -------    -----     --------      -------    ----
Noninterest-bearing
  liabilities:
  Noninterest-bearing
    demand deposits........    114,853                            113,707                             97,392
  Other liabilities........      5,880                              5,242                              4,015
                              --------                           --------                           --------
         Total
           liabilities.....    702,632                            777,999                            554,887
                              --------                           --------                           --------
Shareholders' equity.......     59,823                             51,106                             40,942
                              --------                           --------                           --------
         Total liabilities
           and
           shareholders'
           equity..........   $762,455                           $829,105                           $595,829
                              ========                           ========                           ========
  Net interest income......                 $30,074                            $28,169                            $23,612
                                            =======                            =======                            =======
  Net interest spread......                            3.44%                               2.98%                             3.65%
                                                       ====                               =====                              ====
  Net interest margin......                            4.20%                               3.62%                             4.25%
                                                       ====                               =====                              ====

     The following schedule presents the dollar amount of changes in interest income and interest expense for the major components of interest-earning assets and interest-bearing liabilities and distinguishes between the increase related to higher outstanding balances and the volatility of interest rates. For purposes of this table, changes attributable to both rate and volume which can be segregated have been allocated.

                                                                YEARS ENDED DECEMBER 31,
                                             --------------------------------------------------------------
                                                      1996 VS 1995                    1995 VS. 1994
                                             ------------------------------   -----------------------------
                                             INCREASE (DECREASE)              INCREASE (DECREASE)
                                                    DUE TO                           DUE TO
                                             --------------------             --------------------
                                              VOLUME       RATE      TOTAL     VOLUME      RATE      TOTAL
                                             ---------   --------   -------   --------   ---------   ------
                                                                                     (DOLLARS IN THOUSANDS)
INTEREST-EARNING ASSETS:
  Loans....................................    $ 4,915     $  401   $ 5,316     $6,948     $(1,417)  $5,531
  Securities...............................     (6,445)       653    (5,792)     8,247       2,458   10,705
  Federal funds sold and other temporary
     investments...........................       (971)       (48)   (1,019)       539         381      920
                                               -------     ------   -------     ------     -------   ------
          Total increase (decrease) in
            interest income................     (2,501)     1,006    (1,495)    15,734       1,422   17,156
INTEREST-BEARING LIABILITIES:
  Interest-bearing demand deposits.........        (44)       (46)      (90)       472          (7)     465
  Savings and money market accounts........       (419)      (100)     (519)       610         214      824
  Certificates of deposit..................     (3,134)       281    (2,853)     6,248       5,077   11,325
  Federal funds purchased and securities
     sold under repurchase agreements......         67         (5)       62        (15)         --      (15)
                                               -------     ------   -------     ------     -------   ------
          Total increase (decrease) in
            interest expense...............     (3,530)       130    (3,400)     7,315       5,284   12,599
                                               -------     ------   -------     ------     -------   ------
  Increase (decrease) in net interest
     income................................    $ 1,029     $  876   $ 1,905     $8,419     $(3,862)  $4,557
                                               =======     ======   =======     ======     =======   ======

  Provision for Loan Losses

     The 1996 provision for loan losses declined slightly to $1.2 million from $1.5 million in 1995, a decrease of $264,000 or 17.5%. The reduced provision in 1996 reflected improved asset quality as net charge-offs of loans continued at relatively low levels totaling $470,000 or 0.18% of average loans, compared to $491,000 or 0.23% of average loans in 1995. The provision for the year 1995 increased by $930,000 or 160.3% from the year ended 1994 due to loan growth and a higher amount of charged-off loans in 1995 compared to 1994.

  Noninterest Income

     Noninterest income for the year ended December 31, 1996 was $8.3 million, down from $10.3 million in 1995, and noninterest income in 1994 was $7.2 million. The year ended December 31, 1995 included a gain of $2.4 million on the sale of five branches. Excluding this gain, noninterest income was $399,000 greater in 1996 than in 1995 and $685,000 greater in 1995 than in 1994. This results in annual percentage increases of 5.1% and 9.5% for 1996 and 1995, respectively. The following table presents for the periods indicated the major categories of noninterest income:

                                                           YEARS ENDED DECEMBER 31,
                                                          ---------------------------
                                                           1996      1995       1994
                                                          ------    -------    ------
                                                               (DOLLARS IN THOUSANDS)
Service charges on deposit accounts.....................  $6,319    $ 6,106    $5,870
Retail services income..................................   1,200      1,074       792
Mortgage banking........................................     174        140       135
Investment services.....................................     165        143        64
Securities lending......................................     118         82        --
Branch sale premiums....................................      --      2,445        --
Other noninterest income................................     316        348       347
                                                          ------    -------    ------
          Total noninterest income......................  $8,292    $10,338    $7,208
                                                          ======    =======    ======

     After excluding the gain from the sale of branches in 1995, the increase in noninterest income from 1995 to 1996 resulted mainly from service charges on deposit accounts. Service charges on deposit accounts increased $213,000 from 1995 to 1996 in conjunction with new product pricing which was implemented in the first quarter of 1996. Additionally, the Company's increased emphasis on fee based services resulted in greater income from retail services, mortgage banking, and investment services. The increase from 1994 to 1995 was due mainly to deposit growth from the 1994 branch acquisition, increased investment services income and implementation of a securities lending program.

  Noninterest Expense

     For the years ended 1996, 1995 and 1994, noninterest expenses totaled $23.1 million, $23.1 million and $18.3 million, respectively. The slight decline in 1996 reflects several major offsetting factors: a $1.8 million FDIC assessment on SAIF deposits which was offset by lower overall fees on FDIC insured deposits and the effect of the sale of five branches in the last half of 1995. The increase in 1995 of $4.8 million or 26.0% was primarily due to higher employee compensation and benefits, reflecting the additional staff acquired in the late 1994 branch acquisition. The Company's efficiency ratios were 60.09% in 1996, 59.99% in 1995 and 59.07% in 1994. The efficiency ratio was constant over this period, reflecting the Company's continued efforts to control operating expenses. The following table presents for the periods indicated the major categories of noninterest expense:

                                                          YEARS ENDED DECEMBER 31,
                                                        -----------------------------
                                                         1996       1995       1994
                                                        -------    -------    -------
                                                           (DOLLARS IN THOUSANDS)
Employee compensation and benefits....................  $13,070    $12,887    $ 9,820
Non-staff expenses:
  Net bank premises expense...........................    1,246      1,262      1,032
  Equipment rentals, depreciation and maintenance.....      975      1,000        899
  Data processing.....................................    1,438      1,401      1,429
  Professional fees...................................      695        875        871
  Special FDIC assessment.............................    1,782         --         --
  Regulatory assessments..............................      522      1,345      1,227
  Ad valorem and franchise taxes......................      420        453        256
  Net realized losses on available-for-sale
     securities.......................................       --          9        139
  Other...............................................    2,908      3,878      2,671
                                                        -------    -------    -------
          Total non-staff expenses....................    9,986     10,223      8,524
                                                        -------    -------    -------
          Total noninterest expense...................  $23,056    $23,110    $18,344
                                                        =======    =======    =======

     Employee compensation and benefit expense for the year ended December 31, 1996 was $13.1 million, an increase of $183,000 or 1.4% from $12.9 million for 1995. Employee compensation and benefit expense for the year 1995 was up $3.1 million or 31.2% from 1994. The increase in 1995 was primarily due to increased staff acquired in the branch acquisitions during late 1994. The increase in 1996 resulted mainly from additions to the loan staff but was mitigated by the branch sales which occurred in the last half of 1995. Total full-time equivalent employees at December 31, 1996, 1995 and 1994 were 386, 372 and 385, respectively.

     Non-staff expenses were $10.0 million in 1996, a decline of $237,000 from $10.2 million in 1995. The decline in 1996 occurred in spite of the $1.8 million special assessment from the FDIC on SAIF deposits and was due to reduced expense levels resulting from the branch sales, which occurred in the last half of 1995, as well as lower FDIC fees on all deposits. The 1995 level increased $1.7 million or 19.9% from 1994 non-staff expenses of $8.5 million. The increase in 1995 reflected the effect of the branch acquisitions in late 1994.

  Income Taxes

     Income tax expense includes the regular federal income tax at the statutory rate, plus the income tax component of the Texas franchise tax. The amount of federal income tax expense is influenced by the amount of taxable income, the amount of tax-exempt income, the amount of non-deductible interest expense and the amount of other non-deductible expenses. Taxable income for the income tax component of the Texas franchise tax is the federal pre-tax income, plus certain officers salaries, less interest income from federal securities. The income tax component of the Texas franchise tax was zero in 1996, 1995 and 1994. In 1996, income tax expense was $4.8 million, approximately the same as 1995. The 1995 amount was $787,000 higher than the 1994 amount of $4.0 million, or 19.4%. The effective tax rates in 1996, 1995 and 1994, respectively, were 34.03%, 34.41% and 34.03%.

FINANCIAL CONDITION

  Loan Portfolio

     Total loans increased by $81.1 million or 35.2% to $311.3 million at December 31, 1996, from $230.2 million at December 31, 1995. During 1995, total loans increased by $32.3 million or 16.3% from $197.9 million at December 31, 1994. The growth in loans reflected the improving local economy and the Company's investment in loan production capacity.

     At December 31, 1996, total loans represented 44.8% of deposits and 38.8% of total assets. Total loans as a percentage of deposits were 33.2% at December 31, 1995, compared to 24.3% at December 31, 1994.

     The following table summarizes the loan portfolio of the Company by type of loan as of the dates indicated:

                                                                       DECEMBER 31,
                           -----------------------------------------------------------------------------------------------------
                                  1996                 1995                 1994                 1993                1992
                           ------------------   ------------------   ------------------   ------------------   -----------------
                            AMOUNT    PERCENT    AMOUNT    PERCENT    AMOUNT    PERCENT    AMOUNT    PERCENT   AMOUNT    PERCENT
                           --------   -------   --------   -------   --------   -------   --------   -------   -------   -------
                                                                  (DOLLARS IN THOUSANDS)
Commercial and
  industrial.............  $ 27,611     8.87%   $ 21,017     9.13%   $ 16,696     8.44%   $ 11,999    11.36%   $12,162    13.81%
Real estate:
  Construction and land
    development..........    17,470     5.61      10,423     4.53       8,776     4.44       2,954     2.80     1,408      1.60
  1-4 family
    residential..........    51,544    16.56      37,494    16.29      30,014    15.17      23,211    21.97    22,652     25.73
  Commercial mortgages...    77,220    24.81      50,450    21.92      46,228    23.36      33,448    31.66    32,524     36.95
  Farmland...............     1,032     0.33       1,683     0.73       2,623     1.33       2,931     2.77     3,844      4.37
  Multi-family
    residential..........     4,056     1.30       2,682     1.17       2,962     1.50       1,783     1.69     1,479      1.68
Consumer:
  Indirect...............    82,814    26.60      65,311    28.37      56,643    28.62      12,914    12.22        --        --
  Direct.................    49,546    15.92      41,112    17.86      33,921    17.14      16,409    15.53    13,966     15.86
                           --------   ------    --------   ------    --------   ------    --------   ------    -------   ------
    Total loans..........  $311,293   100.00%   $230,172   100.00%   $197,863    100.0%   $105,649   100.00%   $88,035    100.0%
                           ========   ======    ========   ======    ========   ======    ========   ======    =======   ======

     The contractual maturity ranges of the commercial and industrial and real estate construction loan portfolio and the amount of such loans with predetermined interest rates and floating rates in each maturity range as of December 31, 1996 are summarized in the following table:

                                                           DECEMBER 31, 1996
                                            -----------------------------------------------
                                                        AFTER ONE
                                            ONE YEAR     THROUGH        AFTER
                                            OR LESS     FIVE YEARS    FIVE YEARS     TOTAL
                                            --------    ----------    ----------    -------
                                                        (DOLLARS IN THOUSANDS)
Commercial and industrial.................  $11,128      $16,042        $  441      $27,611
Real estate construction..................   10,007        2,863         4,600       17,470
                                            -------      -------        ------      -------
          Total...........................  $21,135      $18,905        $5,041      $45,081
                                            =======      =======        ======      =======
Loans with a predetermined interest
  rate....................................  $ 8,952      $16,346        $4,437      $29,735
Loans with a floating interest rate.......   12,183        2,559           604       15,346
                                            -------      -------        ------      -------
          Total...........................  $21,135      $18,905        $5,041      $45,081
                                            =======      =======        ======      =======

     Effective January 1, 1995, the Company adopted SFAS No. 114, Accounting for Creditors for Impairment of a Loan, as amended by SFAS No. 118, Accounting by Creditors for Impairment of a Loan-

Income Recognition and Disclosures. Under SFAS No. 114, as amended, a loan is considered impaired based on current information and events, if it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. The measurement of impaired loans is based on the present value of expected future cash flows discounted at the loan's effective interest rate or the loan's observable market price or based on the fair value of the collateral if the loan is collateral-dependent. The implementation of SFAS No. 114 did not have a material adverse affect on the Company's financial statements.

  Nonperforming Assets

     The Company's conservative lending approach, as well as a healthy local economy, have resulted in strong asset quality. Nonperforming assets at December 31, 1996 were $288,000 compared to $1.6 million at December 31, 1995 and $1.5 million at December 31, 1994. This resulted in ratios of nonperforming assets to total loans plus other real estate of 0.09%, 0.71% and 0.73% for the years ended 1996, 1995 and 1994, respectively.

     The following table presents information regarding nonperforming assets at the dates indicated:

                                                            DECEMBER 31,
                                              ----------------------------------------
                                              1996    1995     1994     1993     1992
                                              ----   ------   ------   ------   ------
                                                       (DOLLARS IN THOUSANDS)
Nonaccrual loans............................  $288   $  797   $1,431   $  204   $1,050
Restructured loans..........................    --       --       --      306       --
Other real estate...........................    --      848       20      619    1,595
                                              ----   ------   ------   ------   ------
          Total nonperforming assets........  $288   $1,645   $1,451   $1,129   $2,645
                                              ====   ======   ======   ======   ======
Nonperforming assets to total loans and
  other
  real estate...............................  0.09%    0.71%    0.73%    1.06%    2.95%

  Allowance for Loan Losses

     For the year ended 1996, net loan charge-offs totaled $470,000 or 0.18% of average loans outstanding for the period, compared to $491,000 or 0.23% in net loan charge-offs during 1995. During 1996, the Company recorded a provision for loan losses of $1.2 million compared with $1.5 million for 1995. At December 31, 1996, the allowance totaled $4.4 million, or 1.43% of total loans. The Company made a provision for loan losses of $1.5 million during 1995 as compared to a provision of $580,000 for 1994. At December 31, 1995, the allowance aggregated $3.7 million or 1.59% of total loans.

     The following table presents, for the periods indicated, an analysis of the allowance for loan losses and other related data:

                                                YEARS ENDED DECEMBER 31,
                                   ---------------------------------------------------
                                     1996       1995       1994       1993      1992
                                   --------   --------   --------   --------   -------
                                                 (DOLLARS IN THOUSANDS)
Average loans outstanding........  $267,644   $213,454   $142,041   $ 93,263   $93,774
                                   --------   --------   --------   --------   -------
Gross loans outstanding at end of
  period.........................   311,293    230,172    197,863    105,649    88,035
                                   --------   --------   --------   --------   -------
Allowance for loan losses at
  beginning of period............  $  3,660   $  2,641   $  1,788   $  1,640   $ 1,251
Provision for loan losses........     1,246      1,510        580       (200)    1,411
Adjustments due to
  acquisitions...................        --         --        467         --        --
Charge-offs:
  Commercial and industrial......       (59)       (97)       (44)       (39)     (594)
  Real estate....................       (70)       (59)       (24)      (667)     (531)
  Consumer.......................      (656)      (675)      (314)       (84)      (37)
Recoveries:
  Commercial and industrial......        27         47         26        501       108
  Real estate....................        19         32         58        629        18
  Consumer.......................       269        261        104          8        14
                                   --------   --------   --------   --------   -------
Net loan (charge-offs)
  recoveries.....................      (470)      (491)      (194)       348    (1,022)
Allowance for loan losses at end
  of period......................  $  4,436   $  3,660   $  2,641   $  1,788   $ 1,640
                                   ========   ========   ========   ========   =======
Ratio of allowance to end of
  period loans...................      1.43%      1.59%      1.33%      1.69%     1.86%
Ratio of net loan charge-offs to
  average loans..................      0.18       0.23       0.14      (0.37)     1.09
Ratio of allowance to end of
  period nonperforming loans.....  1,540.28     459.22     184.56     350.59    156.19

     The following tables describe the allocation of the allowance for loan losses among various categories of loans and certain other information for the dates indicated. The allocation is made for analytical purposes and is not necessarily indicative of the categories in which future losses may occur. The total allowance is available to absorb losses from any segment of loans.

                                                                      DECEMBER 31,
                                                       -------------------------------------------
                                                               1996                   1995
                                                       --------------------   --------------------
                                                                PERCENT OF             PERCENT OF
                                                                 LOANS TO               LOANS TO
                                                       AMOUNT   TOTAL LOANS   AMOUNT   TOTAL LOANS
                                                       ------   -----------   ------   -----------
                                                                 (DOLLARS IN THOUSANDS)
Balance of allowance for loan losses applicable to:
  Commercial and industrial..........................  $   21       8.87%     $  305       9.13%
  Real estate:
     Construction and land development...............      --       5.61          --       4.53
     1-4 family residential..........................      62      16.56          94      16.29
     Commercial mortgage.............................      50      24.81         209      21.92
     Farmland........................................      --       0.33          --       0.73
     Multi-family....................................      --       1.30          --       1.17
  Consumer...........................................      49      42.52          75      46.23
  Unallocated........................................   4,254                  2,977
                                                       ------     ------      ------     ------
          Total allowance for loan losses............  $4,436    100.00%      $3,660    100.00%
                                                       ======     ======      ======     ======

                                                                   DECEMBER 31,
                                        ------------------------------------------------------------------
                                                1994                   1993                   1992
                                        --------------------   --------------------   --------------------
                                                 PERCENT OF             PERCENT OF             PERCENT OF
                                                  LOANS TO               LOANS TO               LOANS TO
                                        AMOUNT   TOTAL LOANS   AMOUNT   TOTAL LOANS   AMOUNT   TOTAL LOANS
                                        ------   -----------   ------   -----------   ------   -----------
                                                              (DOLLARS IN THOUSANDS)
Balance of allowance for loan losses
  applicable to:
Commercial and industrial.............  $   49       8.44%     $   26      11.36%     $   37      13.81%
Real estate:
  Construction and land development...      --       4.44          --       2.80          --       1.60
  1-4 family residential..............      45      15.17          50      21.97          28      25.73
  Commercial mortgage.................      10      23.36           3      31.66           5      36.95
  Farmland............................      --       1.33          --       2.77          --       4.37
  Multi-family........................      --       1.50          --       1.69          --       1.68
Consumer..............................      77      45.76         103      27.75          48      15.86
Unallocated...........................   2,460                  1,606                  1,522
                                        ------     ------      ------     ------      ------     ------
          Total allowance for loan
            losses....................  $2,641     100.00%     $1,788     100.00%     $1,640     100.00%
                                        ======     ======      ======     ======      ======     ======

  Securities

     The following table summarizes the amortized cost of investment securities held by the Company as of the dates shown:

                                                                       DECEMBER 31,
                                                             --------------------------------
                                                               1996        1995        1994
                                                             --------    --------    --------
                                                                  (DOLLARS IN THOUSANDS)
U.S. Government securities.................................  $275,781    $369,747    $501,476
Mortgage-backed securities.................................   161,630      96,074     104,069
Other securities...........................................        37          37          37
                                                             --------    --------    --------
          Total securities.................................  $437,448    $465,858    $605,582
                                                             ========    ========    ========

     The following table summarizes the contractual maturity of investment securities and their weighted average yields:

                                                             DECEMBER 31, 1996
                       ----------------------------------------------------------------------------------------------
                                                                 AFTER FIVE
                                              AFTER ONE           YEARS BUT
                            WITHIN         YEAR BUT WITHIN         WITHIN
                           ONE YEAR           FIVE YEARS          TEN YEARS       AFTER TEN YEARS
                       ----------------    ----------------    ---------------    ---------------
                        AMOUNT    YIELD     AMOUNT    YIELD    AMOUNT    YIELD    AMOUNT    YIELD     TOTAL     YIELD
                       --------   -----    --------   -----    -------   -----    -------   -----    --------   -----
                                                           (DOLLARS IN THOUSANDS)
U.S. Government
  securities.........  $127,870    6.61%   $147,911    7.00%   $   --       --%   $   --       --%   $275,781    6.82%
Mortgage-backed and
  other securities...  --......      --      90,748    5.94    34,026     6.81    36,893     6.22     161,667    6.19
                       --------   -----    --------   -----    -------   -----    -------   -----    --------   -----
        Totals.......  $127,870    6.61%   $238,659    6.60%   $34,026    6.81%   $36,893    6.22%   $437,448    6.59%
                       ========   =====    ========   =====    =======   =====    =======   =====    ========   =====

     The following table summarizes the carrying value and classification of securities as of the dates shown:

                                                                       DECEMBER 31,
                                                             --------------------------------
                                                               1996        1995        1994
                                                             --------    --------    --------
                                                                  (DOLLARS IN THOUSANDS)
Available-for-sale.........................................  $324,723    $377,837    $ 97,131
Held-to-maturity...........................................   115,902      96,074     507,948
                                                             --------    --------    --------
          Total securities.................................  $440,625    $473,911    $605,079
                                                             ========    ========    ========

     At December 31, 1996, securities totaled $440.6 million, a decrease of $33.3 million from $473.9 million at December 31, 1995. The decrease occurred primarily in U.S. Government securities and reflected the Company's use of funds from maturities to fund loans. During 1995, securities decreased $131.2 million from $605.1 million at December 31, 1994, reflecting the decline in deposits which resulted from the branch sales during 1995 and the repricing of deposits acquired in 1994 into a lower rate structure. During 1995, the Company transferred from held-to-maturity to available-for-sale accounts securities with an amortized cost of $339.8 million and net unrealized gains of $6.2 million at the date of transfer. The transfer was made in light of pending branch sales in order to maintain the Company's interest rate risk position.

     The following table presents the amortized cost of securities classified as available-for-sale and their approximate fair values as of the dates shown:

                                             DECEMBER 31, 1996                                DECEMBER 31, 1995
                               ----------------------------------------------   ----------------------------------------------
                                             GROSS        GROSS                               GROSS        GROSS
                               AMORTIZED   UNREALIZED   UNREALIZED     FAIR     AMORTIZED   UNREALIZED   UNREALIZED     FAIR
                                 COST         GAIN         LOSS       VALUE       COST         GAIN         LOSS       VALUE
                               ---------   ----------   ----------   --------   ---------   ----------   ----------   --------
                                                                   (DOLLARS IN THOUSANDS)
U.S. Government securities...  $275,781      $3,432        $ 77      $279,136   $369,747      $8,161        $108      $377,800
Mortgage-backed securities...    45,728          40         218        45,550         --          --          --            --
Other securities.............        37          --          --            37         37          --          --            37
                               --------      ------        ----      --------   --------      ------        ----      --------
        Total................  $321,546      $3,472        $295      $324,723   $369,784      $8,161        $108      $377,837
                               ========      ======        ====      ========   ========      ======        ====      ========

                                                                  DECEMBER 31, 1994
                                                   ------------------------------------------------
                                                                  GROSS         GROSS
                                                   AMORTIZED    UNREALIZED    UNREALIZED     FAIR
                                                     COST          GAIN          LOSS        VALUE
                                                   ---------    ----------    ----------    -------
                                                                (DOLLARS IN THOUSANDS)
U.S. Government securities.......................   $97,597         $2           $505       $97,094
Other securities.................................        37         --             --            37
                                                    -------         --           ----       -------
          Total..................................   $97,634         $2           $505       $97,131
                                                    =======         ==           ====       =======

     The following table presents the amortized cost of securities classified as held-to-maturity and their approximate fair values as of the dates shown:

                                              DECEMBER 31, 1996                                DECEMBER 31, 1995
                                ----------------------------------------------   ---------------------------------------------
                                              GROSS        GROSS                               GROSS        GROSS
                                AMORTIZED   UNREALIZED   UNREALIZED     FAIR     AMORTIZED   UNREALIZED   UNREALIZED    FAIR
                                  COST         GAIN         LOSS       VALUE       COST         GAIN         LOSS       VALUE
                                ---------   ----------   ----------   --------   ---------   ----------   ----------   -------
                                                                    (DOLLARS IN THOUSANDS)
Mortgage-backed securities....  $115,902       $68         $1,661     $114,309    $96,074       $103         $941      $95,236
                                ========       ===         ======     ========    =======       ====         ====      =======

                                                                  DECEMBER 31, 1994
                                                  -------------------------------------------------
                                                                 GROSS         GROSS
                                                  AMORTIZED    UNREALIZED    UNREALIZED      FAIR
                                                    COST          GAIN          LOSS        VALUE
                                                  ---------    ----------    ----------    --------
                                                               (DOLLARS IN THOUSANDS)
U.S. Government securities......................  $403,879        $--         $ 8,256      $395,623
Mortgage-backed securities......................   104,069         --           7,379        96,690
                                                  --------        ---         -------      --------
          Total.................................  $507,948        $--         $15,635      $492,313
                                                  ========        ===         =======      ========

  Deposits

     Average total deposits during 1996 decreased to $695.7 million from $772.8 million in 1995, a decrease of $77.1 million or 10.0%. The decrease resulted primarily from the sales of five branch locations with approximately $77.4 million in deposits and the continued repricing of maturing deposits acquired in the branch acquisitions of 1994 into a lower rate structure. Approximately 79.3% of the decline occurred in certificates of deposit which lowered the cost of deposits to 3.40% in 1996 from 3.51% in 1995 and increased the ratio of average demand deposits to average total deposits to 32.5% in 1996 from 29.3% in 1995. Average deposits in 1995 rose to $772.8 million from $550.6 million in 1994, an increase of $222.2 million or 40.4%. The increase resulted primarily from the branch acquisitions which occurred in late 1994. The Company's ratios of average noninterest-bearing demand deposits to average total deposits for years ended December 31, 1996, 1995 and 1994 were 16.5%, 14.7% and 17.7%, respectively.

     The daily average balances and weighted average rates paid on deposits for each of the years ended December 31, 1996, 1995 and 1994 are presented below:

                                                       YEARS ENDED DECEMBER 31,
                                       --------------------------------------------------------
                                             1996                1995                1994
                                       ----------------    ----------------    ----------------
                                        AMOUNT     RATE     AMOUNT     RATE     AMOUNT     RATE
                                       --------    ----    --------    ----    --------    ----
                                                        (DOLLARS IN THOUSANDS)
Money market checking................  $110,992    2.26%   $112,902    2.30%   $ 92,490    2.31%
Regular savings......................    91,630    2.44     109,552    2.63      87,520    2.63
Money market savings.................    38,969    3.24      36,230    3.16      34,863    2.55
Time deposits less than $100,000.....   257,958    5.16     307,352    5.00     189,718    3.76
Time deposits $100,000 and over......    81,251    5.37      93,009    5.54      48,585    4.23
                                       --------    ----    --------    ----    --------    ----
     Total interest-bearing
deposits.............................   580,800    4.08     659,045    4.12     453,176    3.21
Noninterest-bearing deposits.........   114,853      --     113,707      --      97,392      --
                                       --------    ----    --------    ----    --------    ----
          Total deposits.............  $695,653    3.40%   $772,752    3.51%   $550,568    2.64%
                                       ========    ====    ========    ====    ========    ====

     The following table sets forth the amount of the Company's certificates of deposit that are $100,000 or greater by time remaining until maturity:

                                                              DECEMBER 31, 1996
                                                            ----------------------
                                                            (DOLLARS IN THOUSANDS)
3 months or less..........................................         $45,009
Between 3 months and 6 months.............................          16,020
Between 6 months and 1 year...............................          14,229
Over 1 year...............................................          10,774
                                                                   -------
          Total...........................................         $86,032
                                                                   =======

  Interest Rate Sensitivity and Liquidity

     The following table sets forth an interest rate sensitivity analysis for the Company at December 31, 1996:


                                                         VOLUMES SUBJECT TO REPRICING WITHIN
                             --------------------------------------------------------------------------------------------
                               0-30       31-180      181-365      1-3        3-5        5-10     GREATER THAN
                               DAYS        DAYS        DAYS       YEARS      YEARS      YEARS       10 YEARS      TOTAL
                             ---------   ---------   ---------   --------   --------   --------   ------------   --------
                                                                (DOLLARS IN THOUSANDS)
Interest-earning assets:
  Securities...............  $  48,590   $  69,389   $  67,024   $175,384   $ 59,699   $ 16,641     $    721     $437,448
  Loans....................     45,846      35,550      30,884     95,707     68,533     27,871        6,902      311,293
                             ---------   ---------   ---------   --------   --------   --------     --------     --------
        Total
          interest-earning
          assets...........     94,436     104,939      97,908    271,091    128,232     44,512        7,623      748,741
Interest-bearing
  liabilities:
  Demand, money market and
    savings deposits.......    241,775          --          --         --         --         --           --      241,775
  Certificates of deposit
    and other time
    deposits...............     54,496     138,079      63,931     56,760     22,484        189           15      335,954
  Federal funds purchased
    and securities sold
    under repurchase
    agreements.............      9,700          --          --         --         --         --           --        9,700
                             ---------   ---------   ---------   --------   --------   --------     --------     --------
        Total
          interest-bearing
          liabilities......    305,971     138,079      63,931     56,760     22,484        189           15      587,429
                             ---------   ---------   ---------   --------   --------   --------     --------     --------
Period GAP.................  $(211,535)  $ (33,140)  $  33,977   $214,331   $105,748   $ 44,323     $  7,608     $161,312
Cumulative GAP.............  $(211,535)  $(244,675)  $(210,698)  $  3,633   $109,381   $153,704     $161,312
Period GAP to total
  assets...................     (26.39)%     (4.14)%      4.24%     26.74%     13.20%      5.53%        0.95%
Cumulative GAP to total
  assets...................     (26.39)%    (30.53)%    (26.29)%     0.45%     13.65%     19.18%       20.13%
Cumulative interest-earning
  assets to cumulative
  interest-bearing
  liabilities..............      30.86%      44.90%      58.52%    100.64%    118.63%    126.17%      127.46%


See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Interest Rate Sensitivity and Liquidity" for the six months ended June 30, 1997 and June 30, 1996 for a discussion of the Company's policies regarding asset and liability risk management.

  Capital Resources

     Shareholders' equity increased to $62.0 million at December 31, 1996 from $58.3 million at December 31, 1995, an increase of $3.6 million or 6.2%. This increase was primarily the result of net income of $9.2 million offset by a decline in the net unrealized appreciation on available-for-sale securities of $3.2 million and dividends paid of $1.9 million. During 1995, shareholders' equity increased by $11.5 million or 24.5%, from $46.8 million at December 31, 1994. In addition to net income, the increase reflected a change of $4.7 million in unrealized appreciation on available-for-sale securities.

     The following table provides a comparison of the Company's and the Bank's leverage and risk-weighted capital ratios as of December 31, 1996 to the minimum and well-capitalized regulatory standards:

                                                                                      ACTUAL RATIO AT
                                             MINIMUM REQUIRED    WELL-CAPITALIZED    DECEMBER 31, 1996
                                             ----------------    ----------------    -----------------
THE COMPANY
  Leverage ratio...........................       3.00%(1)               N/A                7.96%
  Tier 1 risk-based capital ratio..........       4.00%                  N/A               17.37%
  Risk-based capital ratio.................       8.00%                  N/A               18.62%
THE BANK
  Leverage ratio...........................       3.00%(2)             5.00%                7.91%
  Tier 1 risk-based capital ratio..........       4.00%                6.00%               17.26%
  Risk-based capital ratio.................       8.00%               10.00%               18.51%

---------------

(1) The Federal Reserve Board may require the Company to maintain a leverage ratio of up to 200 basis points above the required minimum.

(2) The FDIC may require the Bank to maintain a leverage ratio of up to 200 basis points above the required minimum.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

     The following is a list of all of the directors and executive officers of the Company, their respective positions with the Company and the Bank and their ages:

                NAME                                      POSITION                       AGE
                ----                                      --------                       ---
L. Anderson Creel....................  Secretary and Treasurer of the Company and
                                       Senior Vice President and Chief Financial
                                       Officer of the Company and the Bank               49
James G. Dickson, Jr.................  Senior Vice President of the Company and the
                                       Bank                                              53
Jerry S. Dominy......................  Director of the Company and the Bank              62
E. J. Guzzo..........................  Director and President of the Company and the
                                       Bank                                              53
Steven H. Jackson....................  Senior Vice President of the Company and the
                                       Bank and Chief Credit Officer of the Bank         37
Walter L. Kopycinski.................  Senior Vice President of the Company and the
                                       Bank and Operations Division Manager of the
                                       Bank                                              60
David Pasternak......................  Director of the Company and the Bank              74
Fredric M. Saunders..................  Chairman of the Board and Chief Executive
                                       Officer of the Company and the Bank               65
Stuart D. Saunders...................  Director, Senior Vice President and General
                                       Counsel of the Company and the Bank               33
C. C. Smitherman.....................  Director of the Company and the Bank              63
James B. Wesley......................  Director of the Company and the Bank              56

     L. Anderson Creel. Mr. Creel joined the Bank in 1992 as Senior Vice President and Chief Financial Officer with 19 years of banking experience, including serving as Senior Vice President and Controller of First City National Bank of Houston and Founders Bank in Oklahoma City. He assumed the additional responsibilities of Secretary and Treasurer of the Company in 1996. Mr. Creel was elected Senior Vice President of the Company in 1997. In addition, Mr. Creel serves as an Advisory Director for the Bank. Mr. Creel received a BS in Accounting from Louisiana Tech University and is a certified public accountant.

     James G. Dickson, Jr. Mr. Dickson joined the Bank in 1990 as Senior Vice President and a branch manager. In 1992, he was promoted to Senior Vice President in charge of branch administration. Mr. Dickson also serves as an Advisory Director of the Bank. Mr. Dickson was elected a Senior Vice President of the Company in 1997. Mr. Dickson came to the Bank with 12 years of prior banking experience, including serving as President and Director of First Freeport National Bank and Senior Vice President of First City Bank -- Humble. Mr. Dickson was an officer in the United States Army and served in Vietnam. He received his BBA from the University of Texas at Austin and his MBA from Texas Christian University.

     Jerry S. Dominy. Mr. Dominy became a director of the Bank in 1970. He has served as a director of the Company since it was founded in 1984. Prior to Mr. Dominy's affiliation with the Company and the Bank, he served as an Advisory Director for North Side Bank from 1961 to 1964 and as a director of Northshore Bank from 1964 to 1970. Mr. Dominy was a principal owner and Chief Executive Officer of Dominy, Ford & McPherson, Inc., a Houston based appraisal firm, from 1962 to 1996. He is currently semi-retired from the appraisal business. Mr. Dominy received his BBA from the University of Houston.

     E. J. Guzzo. Mr. Guzzo joined the Bank as Executive Vice President and director in 1983 and became President of the Bank in 1984. He was elected as a director of the Company in 1985 and became President of the Company in 1996. Mr. Guzzo began his banking career in 1973 with Guaranty Bank & Trust in Alexandria, Louisiana. He also served as Executive Vice President for Community Bank of LaFourche,

Louisiana from 1977 to 1979, and as Vice President and Manager for the Bank of New Orleans from 1979 to 1983. Mr. Guzzo was an officer in the United States Army and served in Vietnam. He received his BBA from Northwestern State University in Louisiana. Mr. Guzzo is a past Chairman of the North Channel Area Chamber of Commerce.

     Steven H. Jackson. Mr. Jackson joined the Bank in 1989 as Senior Vice President. He has since been promoted to Chief Credit Officer. In addition, Mr. Jackson serves as an Advisory Director of the Bank. Mr. Jackson was elected a Senior Vice President of the Company in 1997. Mr. Jackson began his banking career with First City National Bank of Houston from 1981 to 1984 and then served as Vice President and Unit Manager for Bank One from 1984 to 1989. He received his BBA from the University of Texas at Austin and is involved in numerous civic and community activities including the Rotary Club of Houston and St. Martin's Episcopal Church.

     Walter L. Kopycinski. Mr. Kopycinski joined the Bank in 1991 as Operations Division Manager. He has since been promoted to Senior Vice President and Operations Division Manager. He also serves as an Advisory Director of the Bank. Mr. Kopycinski was elected a Senior Vice President of the Company in 1997. Mr. Kopycinski has 39 years experience in bank operations. Prior to joining the Bank, he was employed by First City Bank-Texas in both Houston and Dallas, where he held various departmental manager positions, including Operations Division Manager with First City in Dallas. Mr. Kopycinski attended the University of Houston and is also a graduate of the Southwestern Graduate School of Banking at Southern Methodist University. Mr. Kopycinski is on the board of directors for the Clearing House of the Southwest, a non-profit organization which performs check clearing and other services for Texas banks.

     David Pasternak. Mr. Pasternak has been a director of the Bank since the Bank was chartered in 1958. Mr. Pasternak became a director of the Company when it was formed in 1984. In 1989, Mr. Pasternak began serving as Chairman of the Bank's Investment Committee. Mr. Pasternak's principal occupation is investing in real estate and securities.

     Fredric M. Saunders. Mr. Saunders joined the Bank in 1962 as President and director. In 1969, Mr. Saunders began serving as Chairman of the Bank. The Company was founded in 1984, and Mr. Saunders served as Chairman and President from its inception until 1996, when Mr. Guzzo began serving as President of the Company and Mr. Saunders retained the position of Chairman of the Company. Mr. Saunders began his banking career in 1957 with MacGregor Park National Bank as an Assistant Vice President. Next, Mr. Saunders served as Cashier of Bellfort State Bank in 1959 through 1960, and as Cashier for Fairbanks State Bank in 1961. He also served as an Executive Vice President at Heights Savings and Loan Association from 1969 through 1970. Mr. Saunders received his BBA from the University of Texas at Austin and is involved in the Rotary Club of Northshore, the North Channel Area Chamber of Commerce and the YMCA.

     Stuart D. Saunders. Mr. Saunders began serving the Bank as an Advisory Director in 1991. In 1994, he joined the Bank as Senior Vice President and General Counsel and became Senior Vice President and General Counsel of the Company in 1997. Mr. Saunders became a director of the Company and the Bank in 1997. Prior to joining the Bank, Mr. Saunders practiced law from 1990 to 1994 as an associate in the financial services section of Bracewell & Patterson, L.L.P. He obtained his BBA from the University of Texas at Austin and his JD from Baylor University School of Law. Mr. Saunders is a member of the Advisory Committee for the Institution of Shipboard Education's Semester at Sea program and is involved in various other civic and community activities. Mr. Saunders is the son of Fredric M. Saunders.

     C. C. Smitherman. Mr. Smitherman became a director of the Bank in 1975. He became a director of the Company when it was formed in 1984. Mr. Smitherman's principal occupation is real estate brokerage and appraisal, and he is the owner of Smitherman Real Estate Company. Mr. Smitherman has a long history of civic involvement with organizations such as the Rotary Club of Northshore, the Houston Port Authority, the Board of Directors for the Houston Livestock Show & Rodeo, the Harris County Health Facility, the Texas Turnpike Authority, and the North Channel Area Chamber of Commerce. Mr. Smitherman is a graduate of Texas A&M University.

     James B. Wesley. Mr. Wesley became a director of the Bank in 1985. He has served as Chairman of the Bank's Audit Committee since 1989 and was elected as a director of the Company in 1996. Mr. Wesley is a shareholder in the law firm of Wesley & Herzog, P.C. He is board certified in Estate Planning and Probate Law, Commercial Real Estate Law, and Farm & Ranch Real Estate Law by the Texas State Board of Legal Specialization. Mr. Wesley is also a certified public accountant. He worked as a division manager of trust operations at Texas Commerce Bank from 1966 to 1969. Mr. Wesley obtained his BBA from the University of Texas at Austin and his JD from the University of Houston.

     Directors are elected for three year terms, classified into Classes I, II and III. Messrs. Fredric M. Saunders and Smitherman are Class I directors with terms of office expiring on the date of the Company's annual meeting of shareholders in 1998; Messrs. Guzzo, Dominy and Pasternak are Class II directors with terms of office expiring on the date of the Company's annual meeting in 1999; and Messrs. Stuart D. Saunders and Wesley are Class III directors with terms of office expiring on the date of the Company's annual meeting of shareholders in 2000. Each officer of the Company is elected by the Board of Directors of the Company and holds office until his successor is duly elected and qualified or until his or her earlier death, resignation or removal.

     The Board of Directors has established Audit and Compensation Committees. The Audit Committee reviews the general scope of the audit conducted by the Company's independent auditors and matters relating to the Company's internal control systems. In performing its function, the Audit Committee meets separately with representatives of the Company's independent auditors and with representatives of senior management. The Audit Committee is composed of Messrs. Wesley (Chairman), Pasternak and Dominy, each of whom is an outside director.

     The Compensation Committee is responsible for making recommendations to the Board of Directors with respect to the compensation of the Company's executive officers and is responsible for the establishment of policies dealing with various compensation and employee benefit matters. The Compensation Committee also administers the Company's stock option plans and makes recommendations to the Board of Directors as to option grants to Company employees under such plans. The Compensation Committee is comprised of Messrs. Pasternak (Chairman), Dominy and Wesley, each of whom is an outside director.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Prior to the formation of the Compensation Committee in 1997, matters related to compensation, employee benefit matters and stock options were considered by the Human Resources Committee of the Bank, which included E.J. Guzzo, L. Anderson Creel, Stuart D. Saunders and Fredric M. Saunders. As members of this committee, Messrs. Guzzo, Creel, Stuart D. Saunders and Fredric M. Saunders participated in determinations as to compensation and grants of stock options to executive officers, including themselves. Final determination regarding compensation and stock options was made by the Board of Directors of the Bank.

DIRECTOR COMPENSATION

     Directors of the Company do not receive any fees for attending Company Board meetings. Directors of the Bank receive a fee of $250 for each meeting of the Bank's Board of Directors attended and outside directors receive a $300 fee for each Board Committee meeting attended. Mr. Wesley receives a fee of $10,000 per quarter for serving as Chairman of the Audit Committee. The Bank has historically paid outside Bank directors an annual bonus based on the Bank's performance in lieu of a retainer. In 1996, the Bank paid each of Messrs. Dominy, Pasternak, Smitherman and Wesley, who are also directors of the Company, a bonus of $5,000.

EXECUTIVE COMPENSATION AND OTHER INFORMATION

     The following table provides certain summary information concerning compensation paid or accrued by the Company to or on behalf of the Company's Chairman of the Board and each of the other five most highly compensated executive officers of the Company (determined as of the end of the last fiscal year) for the fiscal year ended December 31, 1996:

                           SUMMARY COMPENSATION TABLE
                              ANNUAL COMPENSATION

               NAME AND                                            OTHER ANNUAL       ALL OTHER
          PRINCIPAL POSITION                SALARY      BONUS      COMPENSATION    COMPENSATION(1)
          ------------------               --------    --------    ------------    ---------------
Fredric M. Saunders....................    $220,000    $121,000      $     0           $2,250
  Chairman of the Board
E. J. Guzzo............................     200,000     110,000        3,000            2,250
  President
L. Anderson Creel......................     100,000      27,500        9,000            1,538
  Chief Financial Officer
James G. Dickson, Jr...................     110,000      28,250       12,550            1,793
  Senior Vice President
Steven H. Jackson......................     110,000      30,250       10,800            1,767
  Senior Vice President
Walter L. Kopycinski...................     100,000      27,500        9,000            1,574
  Senior Vice President

---------------

(1) Consists of contributions by the Company to the 401(k) Plan.

STOCK OPTION PLANS

     The Company has outstanding options to purchase 600,000 shares of Common Stock issued pursuant to incentive stock option plans approved by shareholders in 1984 (the "1984 Plan") and 1993 (the "1993 Plan.") Under the 1984 Plan, 10%
of the options granted vest immediately following the date of grant and an additional 10% each year thereafter. Options granted under the 1984 Plan generally must be exercised within 10 years following the date of grant or no later than three months after termination of the optionee's employment, if earlier. Under the 1993 Plan, 20% of the options granted vest at the end of the first year following the date of grant and an additional 20% each year thereafter. Options granted under the 1993 Plan generally must be exercised within 10 years following the date of grant or no later than three months after termination of the optionee's employment, if earlier.

     The Company's Board of Directors and shareholders approved a new stock option plan in 1997 (the "1997 Plan") which authorizes the issuance of up to 1,000,000 shares of Common Stock under both "non-qualified" and "incentive stock" options to employees and "non-qualified" stock options to directors who are not employees. Generally, under the 1997 Plan it is intended that the options will vest 60% at the end of the third year following the date of grant and an additional 20% at the end of each of the two following years; however, an individual option may vest as much as 20% at the end of the first or second year following the date of grant if necessary to maximize the "incentive" tax treatment to the optionee for the particular option being granted. Options under the 1997 Plan generally must be exercised within 10 years following the date of grant or no later than three months after optionee's termination with the Company, if earlier. No options have been granted under the 1997 Plan.

     In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS 123"). This statement established fair value based accounting and reporting standards for all transactions in which a company acquires goods or services by issuing its equity investments, which includes stock-based compensation plans. Under SFAS 123, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. Fair value of stock options is determined using an option-pricing model. This statement encourages companies to adopt as prescribed the fair value based method of accounting to recognize compensation expense for employee stock compensation plans. However, it does not require the fair value based method to be adopted but a company must comply with the disclosure requirements set forth in the statement. The Company has continued to apply accounting in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, ("APB 25") and related Interpretations, and, accordingly, will provide the pro forma disclosures of net income and earnings per share.

OPTION GRANTS DURING 1996

     The Company did not grant any options during 1996.

STOCK OPTION EXERCISES AND FISCAL YEAR END VALUES

     The following table sets forth certain information concerning stock options exercised during fiscal 1996 and the number and value of unexercised options held by each of the named executives at December 31, 1996.

                                                                NUMBER OF SECURITIES
                                                               UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                                NUMBER OF                              OPTIONS               IN-THE-MONEY OPTIONS AT
                                 SHARES          DOLLAR        AT DECEMBER 31, 1996(2)        DECEMBER 31, 1996(3)
                              ACQUIRED UPON       VALUE      ---------------------------   ---------------------------
           NAME              OPTION EXERCISE   REALIZED(1)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
           ----              ---------------   -----------   -----------   -------------   -----------   -------------
E. J. Guzzo................      120,000        $400,000       72,000         48,000        $168,000       $142,000
L. Anderson Creel..........          -0-             -0-       36,000         24,000          62,000         38,000
James G. Dickson, Jr.......       12,000          22,000       24,000         24,000          40,000         38,000
Steven H. Jackson..........          -0-             -0-       36,000         24,000          62,000         38,000
Walter L. Kopycinski.......          -0-             -0-       36,000         24,000          62,000         38,000

---------------

(1) Market value of the underlying securities at exercise date, minus the exercise price.


(2) On January 15, 1997, the Company granted the following options to purchase 240,000 shares at market value (which was $4.17 per share at that time) to the following officers: E. J. Guzzo (120,000), L. Anderson Creel (30,000), James G. Dickson, Jr. (30,000), Steven H. Jackson (30,000) and Walter L. Kopycinski (30,000). These options vest 20% per year over the next five years.


(3) Market value of the underlying securities at December 31, 1996, minus the exercise price.

BENEFIT PLAN

     The Company has established a contributory profit sharing plan pursuant to Internal Revenue Code Section 401(k) covering substantially all employees (the "Plan"). The Bank is the Plan administrator and has hired Smith Barney, Inc. to serve as the trustee and investment advisor. Each year the Company determines, in its discretion, the amount of matching contributions. The Company has elected to match 25% of employee contributions not to exceed 6% of the employee's annual compensation. As an additional incentive to employees, the Plan does not have a vesting schedule, and thus all employees are 100% vested from the moment of contribution. Total Plan expenses charged to the Company's operations for 1996, 1995 and 1994 were approximately $97,000, $96,000 and $68,000 respectively. The Company has budgeted $108,000 for 1997 contributions.

INTERESTS OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

     Many of the directors, executive officers and principal shareholders of the Company (i.e., those who own 10% or more of the Common Stock) and their associates, which include corporations, partnerships and other organizations in which they are officers or partners or in which they and their immediate families have at least a 5% interest, are customers of the Company. During 1996 the Company made loans in the ordinary course of business to many of the directors, executive officers and principal shareholders of the Company and their associates, all of which were on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with persons unaffiliated with the Company and did not involve more than the normal risk of collectibility or present other unfavorable features. Loans to directors, executive officers and principal shareholders of the Company are subject to limitations contained in the Federal Reserve Act, the principal effect of which is to require that extensions of credit by the Company to executive officers, directors and principal shareholders satisfy the foregoing standards. On June 30, 1997, all of such loans aggregated $2.6 million, which was approximately 4.3% of the Company's Tier 1 capital at such date. The Company expects to have such transactions or transactions on a similar basis with its directors, executive officers and principal shareholders and their associates in the future.

     The Company leases space for its Houston Atrium 10 branch pursuant to a lease agreement with Atrium 10 Tower, L.P., in which Stuart D. Saunders is an 11.5% limited partner and Meredith Saunders Mason, the daughter of Fredric M. Saunders, is also an 11.5% limited partner. The lease agreement was entered into on an arm's length basis on substantially the same terms as those prevailing at the time for comparable transactions with unrelated persons.

                             PRINCIPAL SHAREHOLDERS


     The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of August 31, 1997, and as adjusted to reflect the sale of the Common Stock offered hereby by (i) each director and executive officer of the Company, (ii) each person who is known by the Company to own beneficially 5% or more of the Common Stock and (iii) all directors and executive officers as a group. Unless otherwise indicated, each person has sole voting and dispositive power over the shares indicated as owned by such person and the address of each shareholder is the same as the address of the Company.


                                                                      PERCENTAGE BENEFICIALLY OWNED
                                                      NUMBER OF    -----------------------------------
                        NAME                           SHARES      BEFORE OFFERING   AFTER OFFERING(1)
                        ----                          ---------    ---------------   -----------------
L. Anderson Creel...................................     68,970(2)     *     %            *     %
James G. Dickson, Jr................................     58,470(3)     *                  *
Jerry S. Dominy.....................................    672,360(4)    7.61              3.85
E. J. Guzzo.........................................    522,390(5)    5.91              5.24
Steven H. Jackson...................................     69,390(6)     *                  *
Walter L. Kopycinski................................     49,170(7)     *                  *
David Pasternak.....................................    555,000(8)    6.28              4.17
Fredric M. Saunders.................................  4,474,470(9)   50.62              36.19
Stuart D. Saunders..................................     10,260(10)     *                 *
C. C. Smitherman....................................    120,000       1.36                *
James B. Wesley.....................................     30,000        *                  *
Directors and Executive Officers as a Group.........  6,630,480      73.74              51.76

---------------

  * Indicates ownership which does not exceed 1.0%

 (1) Assumes (i) the issuance of 400,000 shares in the Offering and (ii) the sale of shares by the Selling Shareholders. See table under "Selling Shareholders" for the number of shares to be sold by each Selling Shareholder.

 (2) Includes 42,000 shares which may be acquired within 60 days pursuant to outstanding stock options.

 (3) Includes 27,000 shares which may be acquired within 60 days pursuant to outstanding stock options.

 (4) Includes 94,560 shares owned of record by the Dominy, Ford & Associates Profit Sharing Plan, over which Mr. Dominy has sole voting and investment power.

 (5) Includes 273,000 shares owned of record by Guzzo Partners, Ltd., 870 shares held by Prime Bank as custodian for Mr. Guzzo's individual retirement account and 1,740 shares owned of record by Mr. Guzzo's two minor children. Mr. Guzzo has sole voting and investment power over all of such shares.

 (6) Includes 42,000 shares which may be acquired within 60 days pursuant to outstanding stock options.

 (7) Includes 42,000 shares which may be acquired within 60 days pursuant to outstanding stock options.

 (8) Consists of 195,360 shares owned of record by the David and Lillian Pasternak Family Investment Partnership, Ltd., 115,800 shares owned by the David Pasternak Annuity Trust, and 243,840 shares owned by the Lillian Pasternak Annuity Trust. Mr. Pasternak has shared voting and investment power over all of such shares.

 (9) Consists of 3,150 shares held of record by the Stuart D. Saunders Trust #1 of which Gayle Saunders, the wife of Fredric M. Saunders, is the trustee, 3,150 shares held of record by the Meredith A. Saunders Mason Trust #1 of which Gayle Saunders, the wife of Fredric M. Saunders, is the trustee and 4,468,170 shares held of record by Mission-Heights Management Company, Ltd., a Texas limited partnership ("Mission-Heights"). Fredric M. Saunders is the managing general partner of Mission-Heights and has sole voting and investment power over the shares held by Mission-Heights.

(10) Consists of 3,900 shares held by the Stuart D. Saunders Trust #2 of which Stuart D. Saunders is the trustee, 4,080 shares held of record by the Chandler Elizabeth Mason 1992 Trust of which Stuart D. Saunders is the trustee and 2,280 shares held of record by the Trevor James Mason 1994 Trust of which Stuart D. Saunders is the trustee.

                              SELLING SHAREHOLDERS

     A total of 1,769,310 shares of Common Stock are being sold in the Offering by Selling Shareholders. The Company and each of the Selling Shareholders have entered into a Registration Agreement pursuant to which the Selling Shareholders will bear the underwriting discount applicable to the shares sold by them, and the Company and the Selling Shareholders will indemnify the Underwriters from certain liabilities, including liabilities under the Securities Act.


     The following table sets forth certain information regarding the beneficial ownership by the Selling Shareholders of the Company's Common Stock as of August 31, 1997, and as adjusted to reflect the sale of the Common Stock offered hereby. Except as otherwise noted below and in the table under "Principal Shareholders," each shareholder has sole voting and investment power with respect to the shares beneficially owned. Messrs. Dominy, Smitherman and Pasternak have each been a director of the Company for more than three years. Mr. Guzzo has been a director of the Company for more than three years and became President of the Company in 1996. Mission-Heights Management Company, Ltd. is a Texas limited partnership controlled by Mr. Fredric M. Saunders, who has been a director of the Company for more than three years and has served as Chairman of the Board since 1996, prior to which he held the title of President. See "Management -- Directors and Executive Officers of the Company."


                                                             BENEFICIAL OWNERSHIP
                                      ------------------------------------------------------------------
                                                                SHARES OWNED
                                                          -------------------------
                                      NUMBER OF SHARES     BEFORE          AFTER         PERCENT OWNED
    NAME OF BENEFICIAL OWNERS(1)         OFFERED(2)       OFFERING       OFFERING      AFTER OFFERING(3)
    ----------------------------      ----------------    ---------     -----------    -----------------
Mission-Heights Management Company,
  Ltd...............................     1,125,000        4,468,170      3,343,170           36.19%
Jerry S. Dominy.....................       316,500          672,360        355,860            3.85
C. C. Smitherman....................       120,000          120,000             --              --
E. J. Guzzo.........................        38,250          522,390        484,140            5.24
David Pasternak.....................       169,560          555,000        385,440            4.17

---------------

(1) See the table under "Principal Shareholders" for information regarding the form of beneficial ownership.

(2) If the over-allotment option is exercised, the number of shares offered will be 1,293,750 by Mission-Heights Management Company, Ltd., 363,975 by Mr. Dominy, 120,000 by Mr. Smitherman, 43,988 by Mr. Guzzo and 194,994 by Mr. Pasternak.

(3) Assumes the issuance of 400,000 shares in the Offering by the Company.

                           SUPERVISION AND REGULATION

     The supervision and regulation of bank holding companies and their subsidiaries is intended primarily for the protection of depositors, the deposit insurance funds of the FDIC and the banking system as a whole, and not for the protection of the bank holding company shareholders or creditors. The banking agencies have broad enforcement power over bank holding companies and banks including the power to impose substantial fines and other penalties for violations of laws and regulations.

     The following description summarizes some of the laws to which the Company and the Bank are subject. References herein to applicable statutes and regulations are brief summaries thereof, do not purport to be complete, and are qualified in their entirety by reference to such statutes and regulations.

THE COMPANY

     The Company is a bank holding company registered under the BHCA, and it is subject to supervision, regulation and examination by the Federal Reserve Board. The BHCA and other federal laws subject bank holding companies to particular restrictions on the types of activities in which they may engage, and to a range of supervisory requirements and activities, including regulatory enforcement actions for violations of laws and regulations.

     Regulatory Restrictions on Dividends; Source of Strength. It is the policy of the Federal Reserve Board that bank holding companies should pay cash dividends on common stock only out of income available over the past year and only if prospective earnings retention is consistent with the organization's expected future needs and financial condition. The policy provides that bank holding companies should not maintain a level of cash dividends that undermines the bank holding company's ability to serve as a source of strength to its banking subsidiaries.

     Under Federal Reserve Board policy, a bank holding company is expected to act as a source of financial strength to each of its banking subsidiaries and commit resources to their support. Such support may be required at times when, absent this Federal Reserve Board policy, a holding company may not be inclined to provide it. As discussed below, a bank holding company in certain circumstances could be required to guarantee the capital plan of an undercapitalized banking subsidiary.

     In the event of a bank holding company's bankruptcy under Chapter 11 of the U.S. Bankruptcy Code, the trustee will be deemed to have assumed and is required to cure immediately any deficit under any commitment by the debtor holding company to any of the federal banking agencies to maintain the capital of an insured depository institution, and any claim for breach of such obligation will generally have priority over most other unsecured claims.

     Activities "Closely Related" to Banking. The BHCA prohibits a bank holding company, with certain limited exceptions, from acquiring direct or indirect ownership or control of any voting shares of any company which is not a bank or from engaging in any activities other than those of banking, managing or controlling banks and certain other subsidiaries, or furnishing services to or performing services for its subsidiaries. One principal exception to these prohibitions allows the acquisition of interests in companies whose activities are found by the Federal Reserve Board, by order or regulation, to be so closely related to banking or managing or controlling banks, as to be a proper incident thereto. Some of the activities that have been determined by regulation to be closely related to banking are making or servicing loans, performing certain data processing services, acting as an investment or financial advisor to certain investment trusts and investment companies, and providing securities brokerage services. Other activities approved by the Federal Reserve Board include consumer financial counseling, tax planning and tax preparation, futures and options advisory services, check guaranty services, collection agency and credit bureau services, and personal property appraisals. In approving acquisitions by bank holding companies of companies engaged in banking-related activities, the Federal Reserve Board considers a number of factors, and weighs the expected benefits to the public (such as greater convenience and increased competition or gains in efficiency) against the risks of possible adverse effects (such as undue concentration of resources, decreased or unfair competition, conflicts of interest, or unsound banking practices). The Federal Reserve Board is also empowered to differentiate between activities commenced de novo and activities commenced through acquisition of a going concern.

     Securities Activities. The Federal Reserve Board has approved applications by bank holding companies to engage, through nonbank subsidiaries, in certain securities-related activities (underwriting of municipal revenue bonds, commercial paper, consumer receivable-related securities and one-to-four family mortgage-backed securities), provided that the affiliates would not be "principally engaged" in such activities for purposes of Section 20 of the Glass-Steagall Act. In limited situations, holding companies may be able to use such subsidiaries to underwrite and deal in corporate debt and equity securities.

     Safe and Sound Banking Practices. Bank holding companies are not permitted to engage in unsafe and unsound banking practices. The Federal Reserve Board's Regulation Y, for example, generally requires a holding company to give the Federal Reserve Board prior notice of any redemption or repurchase of its own equity securities, if the consideration to be paid, together with the consideration paid for any repurchases or redemptions in the preceding year, is equal to 10% or more of the company's consolidated net worth. The Federal Reserve Board may oppose the transaction if it believes that the transaction would constitute an unsafe or unsound practice or would violate any law or regulation. Depending upon the circumstances, the Federal Reserve Board could take the position that paying a dividend would constitute an unsafe or unsound banking practice.

     The Federal Reserve Board has broad authority to prohibit activities of bank holding companies and their nonbanking subsidiaries which represent unsafe and unsound banking practices or which constitute violations of laws or regulations, and can assess civil money penalties for certain activities conducted on a knowing and reckless basis, if those activities caused a substantial loss to a depository institution. The penalties can be as high as $1,000,000 for each day the activity continues.

     Anti-Tying Restrictions. Bank holding companies and their affiliates are prohibited from tying the provision of certain services, such as extensions of credit, to other services offered by a holding company or its affiliates.

     Capital Adequacy Requirements. The Federal Reserve Board has adopted a system using risk-based capital guidelines to evaluate the capital adequacy of bank holding companies. Under the guidelines, specific categories of assets are assigned different risk weights, based generally on the perceived credit risk of the asset. These risk weights are multiplied by corresponding asset balances to determine a "risk-weighted" asset base. The guidelines require a minimum total risk-based capital ratio of 8.0% (of which at least 4.0% is required to consist of Tier 1 capital elements). Total capital is the sum of Tier 1 and Tier 2 capital. As of June 30, 1997, the Company's ratio of Tier 1 capital to total risk-weighted assets was 13.74% and its ratio of total capital to total risk-weighted assets was 14.92%. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Capital Resources."

     In addition to the risk-based capital guidelines, the Federal Reserve Board uses a leverage ratio as an additional tool to evaluate the capital adequacy of bank holding companies. The leverage ratio is a company's Tier 1 capital divided by its average total consolidated assets. Certain highly-rated bank holding companies may maintain a minimum leverage ratio of 3.0%, but other bank holding companies may be required to maintain a leverage ratio of up to 200 basis points above the regulatory minimum. As of June 30, 1997, the Company's leverage ratio was 6.31%.

     The federal banking agencies' risk-based and leverage ratios are minimum supervisory ratios generally applicable to banking organizations that meet certain specified criteria, assuming that they have the highest regulatory rating. Banking organizations not meeting these criteria are expected to operate with capital positions well above the minimum ratios. The federal bank regulatory agencies may set capital requirements for a particular banking organization that are higher than the minimum ratios when circumstances warrant. Federal Reserve Board guidelines also provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels, without significant reliance on intangible assets.

     Imposition of Liability for Undercapitalized Subsidiaries. Bank regulators are required to take "prompt corrective action" to resolve problems associated with insured depository institutions whose capital declines below certain levels. In the event an institution becomes "undercapitalized," it must submit a capital restoration plan. The capital restoration plan will not be accepted by the regulators unless each company having control of the undercapitalized institution guarantees the subsidiary's compliance with the capital restoration plan up to a certain specified amount. Any such guarantee from a depository institution's holding company is entitled to a priority of payment in bankruptcy.

     The aggregate liability of the holding company of an undercapitalized bank is limited to the lesser of 5% of the institution's assets at the time it became undercapitalized or the amount necessary to cause the institution to be "adequately capitalized." The bank regulators have greater power in situations where an institution becomes "significantly" or "critically" undercapitalized or fails to submit a capital restoration plan. For example, a bank holding company controlling such an institution can be required to obtain prior Federal Reserve Board approval of proposed dividends, or might be required to consent to a consolidation or to divest the troubled institution or other affiliates.

     Acquisitions by Bank Holding Companies. The BHCA requires every bank holding company to obtain the prior approval of the Federal Reserve Board before it may acquire all or substantially all of the assets of any bank, or ownership or control of any voting shares of any bank, if after such acquisition it would own or control, directly or indirectly, more than 5% of the voting shares of such bank. In approving bank acquisitions by bank holding companies, the Federal Reserve Board is required to consider the financial and managerial resources and future prospects of the bank holding company and the banks concerned, the convenience and needs of the communities to be served, and various competitive factors.

     Control Acquisitions. The Change in Bank Control Act prohibits a person or group of persons from acquiring "control" of a bank holding company unless the Federal Reserve Board has been notified and has not objected to the transaction. Under a rebuttable presumption established by the Federal Reserve Board, the acquisition of 10% of more of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Exchange Act, such as the Company, would, under the circumstances set forth in the presumption, constitute acquisition of control of the Company.

     In addition, any company is required to obtain the approval of the Federal Reserve Board under the BHCA before acquiring 25% (5% in the case of an acquiror that is a bank holding company) or more of the outstanding Common Stock of the Company, or otherwise obtaining control or a "controlling influence" over the Company.

THE BANK

     The Bank is a Texas-chartered banking association, the deposits of which are insured by the Bank Insurance Fund ("BIF") and the SAIF of the FDIC. The Bank is not a member of the Federal Reserve System; therefore, the Bank is subject to supervision and regulation by the FDIC and the Texas Banking Department. Such supervision and regulation subjects the Bank to special restrictions, requirements, potential enforcement actions and periodic examination by the FDIC and the Texas Banking Department. Because the Federal Reserve Board regulates the bank holding company parent of the Bank, the Federal Reserve Board also has supervisory authority which directly affects the Bank.

     Equivalence to National Bank Powers. The Texas Constitution, as amended in 1986, provides that a Texas-chartered bank has the same rights and privileges that are or may be granted to national banks domiciled in Texas. To the extent that the Texas laws and regulations may have allowed state-chartered banks to engage in a broader range of activities than national banks, FDICIA has operated to limit this authority. FDICIA provides that no state bank or subsidiary thereof may engage as principal in any activity not permitted for national banks, unless the institution complies with applicable capital requirements and the FDIC determines that the activity poses no significant risk to the insurance fund. In general, statutory restrictions on the activities of banks are aimed at protecting the safety and soundness of depository institutions.

     Branching. Texas law provides that a Texas-chartered bank can establish a branch anywhere in Texas provided that the branch is approved in advance by the Texas Banking Department. The branch must also be approved by the FDIC, which considers a number of factors, including financial history, capital adequacy, earnings prospects, character of management, needs of the community and consistency with corporate powers.

     Restrictions on Transactions With Affiliates and Insiders. Transactions between the Bank and its nonbanking subsidiaries, including the Company, are subject to Section 23A of the Federal Reserve Act. In general, Section 23A imposes limits on the amount of such transactions, and also requires certain levels of collateral for loans to affiliated parties. It also limits the amount of advances to third parties which are collateralized by the securities or obligations of the Company or its subsidiaries.

     Affiliate transactions are also subject to Section 23B of the Federal Reserve Act which generally requires that certain transactions between the Bank and its affiliates be on terms substantially the same, or at least as favorable to the Bank, as those prevailing at the time for comparable transactions with or involving other nonaffiliated persons.

     The restrictions on loans to directors, executive officers, principal shareholders and their related interests (collectively referred to herein as "insiders") contained in the Federal Reserve Act and Regulation O apply to all insured institutions and their subsidiaries and holding companies. These restrictions include limits on loans to one borrower and conditions that must be met before such a loan can be made. There is also an aggregate limitation on all loans to insiders and their related interests. These loans cannot exceed the institution's total unimpaired capital and surplus, and the FDIC may determine that a lesser amount is appropriate. Insiders are subject to enforcement actions for knowingly accepting loans in violation of applicable restrictions.

     Restrictions on Distribution of Subsidiary Bank Dividends and Assets. Dividends paid by the Bank have provided a substantial part of the Company's operating funds and for the foreseeable future it is anticipated that dividends paid by the Bank to the Company will continue to be the Company's principal source of operating funds. Capital adequacy requirements serve to limit the amount of dividends that may be paid by the Bank. Under federal law, the Bank cannot pay a dividend if, after paying the dividend, the Bank will be "undercapitalized." The FDIC may declare a dividend payment to be unsafe and unsound even though the Bank would continue to meet its capital requirements after the dividend.

     Because the Company is a legal entity separate and distinct from its subsidiaries, its right to participate in the distribution of assets of any subsidiary upon the subsidiary's liquidation or reorganization will be subject to the prior claims of the subsidiary's creditors. In the event of a liquidation or other resolution of an insured depository institution, the claims of depositors and other general or subordinated creditors are entitled to a priority of payment over the claims of holders of any obligation of the institution to its shareholders, including any depository institution holding company (such as the Company) or any shareholder or creditor thereof.

     Examinations. The FDIC periodically examines and evaluates insured banks. Based upon such an evaluation, the FDIC may revalue the assets of the institution and require that it establish specific reserves to compensate for the difference between the FDIC-determined value and the book value of such assets. The Texas Banking Department also conducts examinations of state banks but may accept the results of a federal examination in lieu of conducting an independent examination.

     Audit Reports. Insured institutions with total assets of $500 million or more must submit annual audit reports prepared by independent auditors to federal and state regulators. In some instances, the audit report of the institution's holding company can be used to satisfy this requirement. Auditors must receive examination reports, supervisory agreements and reports of enforcement actions. In addition, financial statements prepared in accordance with generally accepted accounting principles, management's certifications concerning responsibility for the financial statements, internal controls and compliance with legal requirements designated by the FDIC, and an attestation by the auditor regarding the statements of management relating to the internal controls must be submitted. For institutions with total assets of more than $3 billion, independent auditors may be required to review quarterly financial statements. FDICIA requires that independent audit committees be formed, consisting of outside directors only. The committees of such institutions must include members with experience in banking or financial management, must have access to outside counsel, and must not include representatives of large customers.

     Capital Adequacy Requirements. The FDIC has adopted regulations establishing minimum requirements for the capital adequacy of insured institutions. The FDIC may establish higher minimum requirements if, for example, a bank has previously received special attention or has a high susceptibility to interest rate risk.

     The FDIC's risk-based capital guidelines generally require state banks to have a minimum ratio of Tier 1 capital to total risk-weighted assets of 4% and a ratio of total capital to total risk-weighted assets of 8%. The capital categories have the same definitions for the Bank as for the Company. As of June 30, 1997, the Bank's ratio of Tier 1 capital to total risk-weighted assets was 13.66% and its ratio of total capital to total risk-weighted assets was 14.85%. See "Management's Discussion and Analysis of Financial Condition and Results of Operation of the Company -- Capital Resources."

     The FDIC's leverage guidelines require state banks to maintain Tier 1 capital of no less than 5% of average total assets, except in the case of certain highly rated banks for which the requirement is 3% of average total assets. The Texas Banking Department has issued a policy which generally requires state chartered banks to maintain a leverage ratio (defined in accordance with federal capital guidelines) of 6%. As of June 30, 1997, the Bank's ratio of Tier 1 capital to average total assets (leverage ratio) was 6.27%. See "Management's Discussion and Analysis of Financial Condition and Results of Operation of the Company -- Capital Resources."

     Corrective Measures for Capital Deficiencies. The federal banking regulators are required to take "prompt corrective action" with respect to capital-deficient institutions. Agency regulations define, for each capital category, the levels at which institutions are "well capitalized," "adequately capitalized," "under capitalized," "significantly under capitalized" and "critically under capitalized." A "well capitalized" bank has a total risk based capital ratio of 10% or higher; a Tier 1 risk based capital ratio of 6% or higher; a leverage ratio of 5% or higher; and is not subject to any written agreement, order or directive requiring it to maintain a specific capital level for any capital measure. An "adequately capitalized" bank has a total risk based capital ratio of 8% or higher; a Tier 1 risk based capital ratio of 4% or higher; a leverage ratio of 4% or higher (3% or higher if the bank was rated a CAMEL 1 in its most recent examination report and is not experiencing significant growth); and does not meet the criteria for a well capitalized bank. A bank is "under capitalized" if it fails to meet any one of the ratios required to be adequately capitalized.

     In addition to requiring undercapitalized institutions to submit a capital restoration plan, agency regulations contain broad restrictions on certain activities of undercapitalized institutions including asset growth, acquisitions, branch establishment, and expansion into new lines of business. With certain exceptions, an insured depository institution is prohibited from making capital distributions, including dividends, and is prohibited from paying management fees to control persons if the institution would be undercapitalized after any such distribution or payment.

     As an institution's capital decreases, the FDIC's enforcement powers become more severe. A significantly undercapitalized institution is subject to mandated capital raising activities, restrictions on interest rates paid and transactions with affiliates, removal of management, and other restrictions. The FDIC has only very limited discretion in dealing with a critically undercapitalized institution and is virtually required to appoint a receiver or conservator.

     Banks with risk-based capital and leverage ratios below the required minimums may also be subject to certain administrative actions, including the termination of deposit insurance upon notice and hearing, or a temporary suspension of insurance without a hearing in the event the institution has no tangible capital.

     Deposit Insurance Assessments. The Bank must pay assessments to the FDIC for federal deposit insurance protection. The FDIC has adopted a risk based assessment system as required by FDICIA. Under this system, FDIC-insured depository institutions pay insurance premiums at rates based on their risk classification. Institutions assigned to higher-risk classifications (that is, institutions that pose a greater risk of loss to their respective deposit insurance funds) pay assessments at higher rates than institutions that pose a lower risk. An institution's risk classification is assigned based on its capital levels and the level of supervisory concern the institution poses to the regulators. In addition, the FDIC can impose special assessments in certain instances.

     After the one-time SAIF assessment in 1996, the assessment rate disparity between BIF and SAIF members was eliminated. The current range of BIF and SAIF assessments is between 0% and .27% of deposits. Institutions which qualify for the 0% assessment category such as the Bank do, however, still have to pay the $1,000 minimum semi-annual assessment required by federal statute.

     The FDIC established a process for raising or lowering all rates for insured institutions semi-annually if conditions warrant a change. Under this new system, the FDIC has the flexibility to adjust the assessment rate schedule twice a year without seeking prior public comment, but only within a range of five cents per $100 above or below the premium schedule adopted. Changes in the rate schedule outside the five cent range above or below the current schedule can be made by the FDIC only after a full rulemaking with opportunity for public comment.

     On September 30, 1996, President Clinton signed into law an act that contained a comprehensive approach to recapitalizing the SAIF and to assure the payment of the Financing Corporation's ("FICO") bond obligations. Under this new act, banks insured under the BIF are required to pay a portion of the interest due on bonds that were issued by FICO to help shore up the ailing Federal Savings and Loan Insurance Corporation in 1987. The BIF rate must equal one-fifth of the SAIF rate through year-end 1999, or until the insurance funds are merged, whichever occurs first. Thereafter BIF and SAIF payers will be assessed pro rata for the FICO bond obligations. With regard to the assessment for the FICO obligation, the current BIF rate is .0126% of deposits and the SAIF rate is .0630% of deposits.

     Enforcement Powers. The FDIC and the other federal banking agencies have broad enforcement powers, including the power to terminate deposit insurance, impose substantial fines and other civil and criminal penalties and appoint a conservator or receiver. Failure to comply with applicable laws, regulations and supervisory agreements could subject the Company or its banking subsidiaries, as well as officers, directors and other institution-affiliated parties of these organizations, to administrative sanctions and potentially substantial civil money penalties. The appropriate federal banking agency may appoint the FDIC as conservator or receiver for a banking institution (or the FDIC may appoint itself, under certain circumstances) if any one or more of a number of circumstances exist, including, without limitation, the fact that the banking institution is undercapitalized and has no reasonable prospect of becoming adequately capitalized; fails to become adequately capitalized when required to do so; fails to submit a timely and acceptable capital restoration plan; or materially fails to implement an accepted capital restoration plan. The Texas Banking Department also has broad enforcement powers over the Bank, including the power to impose orders, remove officers and directors, impose fines and appoint supervisors and conservators.

     Brokered Deposit Restrictions. Adequately capitalized institutions cannot accept, renew or roll over brokered deposits except with a waiver from the FDIC, and are subject to restrictions on the interest rates that can be paid on such deposits. Undercapitalized institutions may not accept, renew, or roll over brokered deposits.

     Cross-Guarantee Provisions. The Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA") contains a "cross-guarantee" provision which generally makes commonly controlled insured depository institutions liable to the FDIC for any losses incurred in connection with the failure of a commonly controlled depository institution.

     Community Reinvestment Act. The Community Reinvestment Act of 1977 ("CRA") and the regulations issued thereunder are intended to encourage banks to help meet the credit needs of their service area, including low and moderate income neighborhoods, consistent with the safe and sound operations of the banks. These regulations also provide for regulatory assessment of a bank's record in meeting the needs of its service area when considering applications to establish branches, merger applications and applications to acquire the assets and assume the liabilities of another bank. FIRREA requires federal banking agencies to make public a rating of a bank's performance under the CRA. In the case of a bank holding company, the CRA performance record of the banks involved in the transaction are reviewed in connection with the filing of an application to acquire ownership or control of shares or assets of a bank or to merge with any other bank holding company. An unsatisfactory record can substantially delay or block the transaction.

     Consumer Laws and Regulations. In addition to the laws and regulations discussed herein, the Bank is also subject to certain consumer laws and regulations that are designed to protect consumers in transactions with banks. While the list set forth herein is not exhaustive, these laws and regulations include the Truth in Lending Act, the Truth in Savings Act, the Electronic Funds Transfer Act, the Expedited Funds Availability Act, the Equal Credit Opportunity Act, and the Fair Housing Act, among others. These laws and regulations mandate certain disclosure requirements and regulate the manner in which financial institutions must deal with customers when taking deposits or making loans to such customers. The Bank must comply with the applicable provisions of these consumer protection laws and regulations as part of their ongoing customer relations.

INSTABILITY OF REGULATORY STRUCTURE

     Various legislation, including proposals to overhaul the bank regulatory system, expand the powers of banking institutions and bank holding companies and limit the investments that a depository institution may make with insured funds, is from time to time introduced in Congress. Such legislation may change banking statutes and the operating environment of the Company and its banking subsidiaries in substantial and unpredictable ways. The Company cannot determine the ultimate effect that potential legislation, if enacted, or implementing regulations with respect thereto, would have upon the financial condition or results of operations of the Company or its subsidiaries.

EXPANDING ENFORCEMENT AUTHORITY

     One of the major additional burdens imposed on the banking industry by FDICIA is the increased ability of banking regulators to monitor the activities of banks and their holding companies. In addition, the Federal Reserve Board and FDIC are possessed of extensive authority to police unsafe or unsound practices and violations of applicable laws and regulations by depository institutions and their holding companies. For example, the FDIC may terminate the deposit insurance of any institution which it determines has engaged in an unsafe or unsound practice. The agencies can also assess civil money penalties, issue cease and desist or removal orders, seek injunctions, and publicly disclose such actions. FDICIA, FIRREA and other laws have expanded the agencies' authority in recent years, and the agencies have not yet fully tested the limits of their powers.

EFFECT ON ECONOMIC ENVIRONMENT

     The policies of regulatory authorities, including the monetary policy of the Federal Reserve Board, have a significant effect on the operating results of bank holding companies and their subsidiaries. Among the means available to the Federal Reserve Board to affect the money supply are open market operations in U.S. Government securities, changes in the discount rate on member bank borrowings, and changes in reserve requirements against member bank deposits. These means are used in varying combinations to influence overall growth and distribution of bank loans, investments and deposits, and their use may affect interest rates charged on loans or paid for deposits.

     Federal Reserve Board monetary policies have materially affected the operating results of commercial banks in the past and are expected to continue to do so in the future. The nature of future monetary policies and the effect of such policies on the business and earnings of the Company and its subsidiaries cannot be predicted.

                    DESCRIPTION OF SECURITIES OF THE COMPANY

AUTHORIZED CAPITAL STOCK


     The authorized capital stock of the Company consists of (i) 15,000,000 shares of preferred stock, $1.00 per share par value ("Preferred Stock"), issuable in series, 6,000,000 shares of which are designated Series A Preferred Stock, all of which are issued and outstanding and 1,250,000 shares of which are designated Series B 10% Non-Cumulative Preferred Stock ("Series B Preferred Stock"), 1,000,000 of which shares are outstanding and (ii) 50,000,000 shares of Common Stock, $.25 per share par value, of which 12,010,980 shares were issued and 8,839,020 shares were outstanding as of June 30, 1997. The terms of any new series of preferred stock may be fixed by the Board of Directors of the Company within certain limits set by the Company's Articles of Incorporation. As of June 30, 1997, an additional 600,000 shares of Common Stock were issuable upon exercise of the Company's outstanding employee and director incentive stock options.


     The following discussion of the terms and provisions of the Company's capital stock is qualified in its entirety by reference to the Company's Articles of Incorporation and Bylaws, copies of which have been filed as exhibits to the Registration Statement of which this Prospectus is a part.

PREFERRED STOCK

     The Company is authorized to issue 15,000,000 shares of Preferred Stock. The Preferred Stock (or other securities convertible in whole or in part into Preferred Stock) is available for issuance from time to time for various purposes as determined by the Company's Board of Directors, including, without limitation, making future acquisitions, raising additional equity capital and financing. Subject to certain limits set by the Company's Articles of Incorporation, the Preferred Stock (or such convertible securities) may be issued on such terms and conditions, and at such times and in such situations, as the Board of Directors in its sole discretion determines to be appropriate, without any further approval or action by the shareholders (unless otherwise required by laws, rules, regulations or agreements applicable to the Company).

     Moreover, except as otherwise limited by the Articles of Incorporation or applicable laws, rules or regulations, the Board of Directors has the sole authority to determine the relative rights and preferences of the Preferred Stock and any series thereof without shareholder approval. The Company's Articles of Incorporation require all shares of Preferred Stock to be identical, except as to the following characteristics, which may vary between different series of Preferred Stock:

          (i) dividend rate, preference of dividend with respect to any other class or series of stock, and cumulativity, non-cumulativity or partial cumulativity of dividends;

          (ii) redemption price and terms, including, to the extent permitted by law, the manner in which shares are to be chosen for redemption if less than all the shares of a series are to be redeemed;

          (iii) sinking fund provisions for the redemption or purchase of shares;

          (iv) the amount payable upon shares in the event of voluntary or involuntary liquidation;

          (v) the terms and conditions on which shares may be converted, if the shares of any series are issued with the privilege of conversion;

          (vi) voting rights; and

          (vii) such other powers, preferences and rights as the Board of Directors shall determine.

     The Company has issued and outstanding 6,000,000 shares of Series A Preferred Stock and 1,000,000 shares of Series B Preferred Stock (the Series A Preferred Stock and Series B Preferred Stock being sometimes collectively referred to as the "Outstanding Preferred Stock"). Dividends on both Series A and B Preferred Stock aggregate 10% of par value per annum, payable quarterly. Dividends with respect to the Outstanding Preferred Stock are not cumulative. Accordingly, the Board of Directors of the Company has no obligation to declare and pay dividends with respect to the Outstanding Preferred Stock except as expressly provided in the Articles of Incorporation or as provided by law. Pursuant to the terms of each of the Series A Preferred Stock and the Series B Preferred Stock, however, the Company may not declare or pay a dividend with respect to the Common Stock unless the Company also declares and pays a dividend with respect to the Series A and B Preferred Stock for the quarter during which such dividend is to be declared or paid with respect to the Common Stock. The Outstanding Preferred Stock has no voting rights. The Series A Preferred Stock is redeemable at any time at the option of the Company at the $1.00 liquidation value of the shares plus all declared but unpaid dividends thereon to the date fixed for redemption. The Series B Preferred Stock is redeemable at any time after January 1, 1998 at the option of the Company at the $1.00 liquidation value of the shares plus all declared but unpaid dividends thereon, except that the per share redemption price (exclusive of declared and unpaid dividends) for shares redeemed after January 1, 1998 but on or before January 1, 1999 is $1.02, and the per share redemption price for shares redeemed after January 1, 1999 but on or before January 1, 2000 is $1.01. In the event of the liquidation, dissolution or winding up of the affairs of the Company, prior to any distribution or payment to the holders of Common Stock or any other class of stock of the Company ranking junior to the Outstanding Preferred Stock, holders of the Outstanding Preferred Stock shall be entitled to be paid in full the $1.00 liquidation value of the shares plus all declared but unpaid dividends thereon to the date of payment. The Company plans to redeem the Series A Preferred Stock after the closing of the Offering.

     The Board of Directors does not intend to seek shareholder approval prior to any issuance of Preferred Stock or any series thereof, unless otherwise required by law. Under the Texas Business Corporation Act ("TBCA"), shareholder approval prior to the issuance of shares of Common Stock or Preferred Stock is required in connection with certain mergers. Frequently, opportunities arise that require prompt action, such as the possible acquisition of a property or business or the private sale of securities, and it is the belief of the board of Directors that the delay necessary for shareholder approval of a specific issuance could be to the detriment of the Company and its shareholders. The Board of Directors does not intend to issue any shares of Common Stock or Preferred Stock except on terms which the Board of Directors deems to be in the best interests of the Company and its then existing shareholders.

     Although the Preferred Stock could be deemed to have an anti-takeover effect, the Board of Directors is not aware of any takeover efforts. If a hostile takeover situation should arise, shares of Preferred Stock could be issued to purchasers sympathetic with the Company's management or others in such a way as to render more difficult or to discourage a merger, tender offer, proxy contest, the assumption of control by a holder of a large block of the Company's securities or the removal of incumbent management.

     The effects of the issuance of the Preferred Stock on the holders of Common Stock could include, among other things, (i) reduction of the amount otherwise available for payments of dividends on Common Stock if dividends are payable on the series of Preferred Stock; (ii) restrictions on dividends on Common Stock if dividends on the series of Preferred Stock are in arrears; (iii) dilution of the voting power of Common Stock if the series of Preferred Stock has voting rights, including a possible "veto" power if the series of Preferred Stock has class voting rights; (iv) dilution of the equity interest of holders of Common Stock if the series of Preferred Stock is convertible, and is converted, into Common Stock; and (v) restrictions on the rights of holders of Common Stock to share in the Company's assets upon liquidation until satisfaction of any liquidation preference granted to the holders of the series of Preferred Stock. Holders of Common Stock have no preemptive rights to purchase or otherwise acquire any Preferred Stock that may be issued.

COMMON STOCK

     The holders of the Common Stock are entitled to one vote for each share of Common Stock owned. Except as expressly provided by law and except for any voting rights which may be conferred by the Board of Directors on any shares of Preferred Stock issued, all voting power is in the Common Stock. Holders of Common Stock may not cumulate their votes for the election of directors. Holders of Common Stock do not have preemptive rights to acquire any additional, unissued or treasury shares of the Company, or securities of the Company convertible into or carrying a right to subscribe for or acquire shares of the Company.

     Holders of Common Stock will be entitled to receive dividends out of funds legally available therefor, if and when properly declared by the Board of Directors. However, the Board of Directors may not declare or pay cash dividends on Common Stock, and no Common Stock may be purchased by the Company, unless full dividends have been declared and paid on outstanding Preferred Stock for the current dividend period and, with respect to any outstanding cumulative preferred stock, all past dividend periods. See "Risk Factors -- Restrictions on Ability to Pay Dividends" and "Supervision and Regulation."


     On the liquidation of the Company, the holders of Common Stock are entitled to share pro rata in any distribution of the assets of the Company, after the holders of shares of Preferred Stock have received the liquidation preference of their shares plus any cumulated but unpaid dividends (whether or not earned or declared), if any, and after all other indebtedness of the Company has been retired.

TEXAS LAW AND CERTAIN PROVISIONS OF THE ARTICLES OF INCORPORATION AND BYLAWS


     Certain provisions of Texas law, the Company's Articles of Incorporation and the Company's Bylaws could make more difficult the acquisition of the Company by means of a tender offer, a proxy contest or otherwise and the removal of incumbent officers and directors. These provisions are intended to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of the Company to negotiate first with the Company.



     The Company is subject to the provisions of the Texas Business Combination Law (Articles 13.01 through 13.08 of the TBCA), which provides that a Texas corporation such as the Company may not engage in certain business combinations, including mergers, consolidations and asset sales, with a person, or an affiliate or associate of such person, who is an "Affiliated Shareholder" (generally defined as the holder of 20% or more of the corporation's voting shares) for a period of three years from the date such person became an Affiliated Shareholder unless: (i) the business combination or purchase or acquisition of shares made by the Affiliated Shareholder was approved by the board of directors of the corporation before the Affiliated Shareholder became an Affiliated Shareholder or (ii) the business combination was approved by the affirmative vote of the holders of at least two-thirds of the outstanding voting shares of the corporation not beneficially owned by the Affiliated Shareholder, at a meeting of shareholders called for that purpose (and not by written consent), not less than six months after the Affiliated Shareholder became an Affiliated Shareholder. The Texas Business Combination Law is not applicable to:
(i) the business combination of a corporation: (a) where the corporation's original charter or bylaws contain a provision expressly electing not to be governed by the Texas Business Combination Law, (b) that adopts an amendment to its charter or bylaws before December 31, 1997, expressly electing not to be governed by the Texas Business Combination Law, or (c) that adopts an amendment to its charter or bylaws after December 31, 1997, by the affirmative vote of the holders, other than Affiliated Shareholders, of at least two-thirds of the outstanding voting shares of the corporation, expressly electing not to be governed by the Texas Business Combination Law; (ii) a business combination of a corporation with an Affiliated Shareholder that became an Affiliated Shareholder inadvertently, if the Affiliated Shareholder: (a) as soon as practicable divests itself of enough shares to no longer be an Affiliated Shareholder and (b) would not at any time within the three year period preceding the announcement of the business combination have been an Affiliated Shareholder but for the inadvertent acquisition; (iii) a business combination with an Affiliated Shareholder that was the beneficial owner of 20% or more of the outstanding voting shares of the corporation on December 31, 1996, and continuously until the announcement date of the business combination; (iv) a business combination with an Affiliated Shareholder who became an Affiliated Shareholder through a transfer of shares of the corporation by will or intestate succession and continuously was such an Affiliated Shareholder until the announcement date of the business combination; and (v) a business combination of a corporation with a wholly owned subsidiary if the subsidiary is not an affiliate or associate of the Affiliated Shareholder other than by reason of the Affiliated Shareholder's beneficial ownership of the voting shares of the corporation. Neither the Articles of Incorporation nor the Bylaws of the Company contain any provision expressly providing that the Company will not be subject to the Texas Business Combination Law. The Texas Business Combination Law may have the effect of inhibiting a non-negotiated merger or other business combination involving the Company, even if such event would be beneficial to the Company's shareholders.

     The following discussion is a summary of certain material provisions of the Company's Articles of Incorporation and the Company's Bylaws, copies of which are filed as exhibits to the Registration Statement of which this Prospectus is a part.

     Classified Board of Directors. Under the Company's Bylaws, the Board of Directors is classified into three classes, with the directors being elected for staggered, three-year terms. The classification of the Company's Board of Directors will have the effect of making it more difficult to change the composition of the Board of Directors, because at least two annual meetings of the shareholders would be required to change the control of the Board of Directors rather than one. In addition, the Bylaws provide that directors may be removed by the shareholders only for cause and that vacancies on the Board of Directors may be filled by the remaining directors.

     Advance Notice of Shareholder Proposals and Nominations. The Company's Bylaws establish an advance notice procedure for shareholders to make nominations of candidates for election as directors or bring other business before an annual meeting of shareholders of the Company (the "Shareholder Notice Procedure"). The Shareholder Notice Procedure provides that only persons who are nominated by, or at the direction of, the Board, or by a shareholder who has given timely written notice to the Secretary of the Company prior to the meeting at which directors are to be elected, will be eligible for election as directors of the Company and that, at an annual meeting, only such business may be conducted as has been brought before the meeting by, or at the direction of, the Board of Directors or by a shareholder who has given timely written notice to the Secretary of the Company of such shareholder's intention to bring such business before such meeting.

     Under the Shareholder Notice Procedure, for notice of shareholder nominations or other business to be made at an annual meeting to be timely, such notice must be received by the Company not less than 70 days prior to the first anniversary of the previous year's annual meeting (or if the date of the annual meeting is advanced by more than 20 days not later than the tenth day after public announcement of the date of such meeting is first made). Notwithstanding the foregoing, in the event that the number of directors to be elected is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased Board made by the Company at least 80 days prior to the first anniversary of the preceding year's annual meeting, a shareholder's notice will be timely, but only with respect to nominees for any new positions created by such increase, if it is received by the Company not later than the 10th day after such public announcement is first made by the Company. The Bylaws further provide that, for notice of a shareholder nomination to be made at a special meeting at which directors are to be elected to be timely, such notice must be received by the Company not later than the tenth day after public announcement of the date of such meeting is first made.

     Under the Shareholder Notice Procedure, a shareholder's notice to the Company proposing to nominate a person for election as a director or proposing other business must contain certain information specified in the Bylaws, including the identity and address of the nominating shareholder, the class and number of shares of stock of the Company owned by such shareholder, information regarding the proposed nominee that would be required under the federal securities laws to be included in a proxy statement soliciting proxies for the proposed nominee and, with respect to business other than a nomination, a brief description of the business the shareholder proposes to bring before the meeting, the reasons for conducting such business at such meeting and any material interest of such shareholder in the business so proposed.

     The Shareholder Notice Procedure may have the effect of precluding a contest for the election of directors or the consideration of shareholder proposals if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal, without regard to whether consideration of such nominees or proposals might be harmful or beneficial to the Company and its shareholders.

     Special Meetings of Shareholders. The Articles of Incorporation provide that special meetings of shareholders can be called by shareholders only at the request of the holders of not less than one-half of the outstanding shares of stock entitled to vote at the meeting.

     Reduced Shareholder Vote Required for Certain Actions. The Company's Articles of Incorporation provide that, notwithstanding any provision of the Texas Business Corporation Act that would require approval of more than a majority of the shares entitled to vote on such matter and present or represented by proxy at the meeting, the vote or approval of a majority of the shares of the Company's stock entitled to vote on such matter will be sufficient to approve such matter. This provision reduces the required shareholder approval level for certain actions such as a merger, a consolidation, a share exchange, certain sales of substantially all of the Company's assets, a dissolution or an amendment to the Company's Articles of Incorporation, each of which would otherwise require two-thirds shareholder approval under Texas law.

     No Action by Written Consent. Under the TBCA, no action required or permitted to be taken at an annual or special meeting of shareholders may be taken by written consent in lieu of a meeting of shareholders.

     Amendment of Bylaws. The Company's Articles of Incorporation and Bylaws provide that the Bylaws may be amended only by the Board of Directors. Shareholders do not have the power to amend the Company Bylaws.

                                  UNDERWRITING

     Subject to the terms and conditions of the Purchase Agreement among the Company, the Selling Shareholders and the Representatives, on behalf of the Underwriters, the Underwriters named below have severally agreed to purchase from the Company and the Selling Shareholders, the following respective numbers of shares of Common Stock at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus.

                            NAME                              NUMBER OF SHARES
                            ----                              ----------------
Keefe, Bruyette & Woods, Inc................................
Legg Mason Wood Walker, Incorporated........................
                                                                 ---------
                                                                 2,169,310
                                                                 =========

     The Purchase Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all such shares of the Common Stock if any of such shares are purchased. The Underwriters are obligated to take and pay for all of the shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any are taken.

     The Company has been advised by the Representatives of the Underwriters that the Underwriters propose to offer such shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of $
per share. The Underwriters may allow, and such dealers may re-allow, a
concession not in excess of $          per share to certain other dealers. After
the initial public offering, the offering price and other selling terms may be changed by the Representatives of the Underwriters.


     Pursuant to the Purchase Agreement, the Company and certain of the Selling Shareholders have granted to the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to 325,397 additional shares of Common Stock at the public offering price, less the underwriting discounts and commissions set forth on the cover page of this Prospectus, solely to cover over-allotments. To the extent that the Underwriters exercise such option, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such Underwriter's name in the preceding table bears to the total number of shares in such table, and the Company and each such Selling Shareholder granting such option will be obligated, pursuant to the option, to sell such shares to the Underwriters.


     The Company, each of its directors and executive officers, each of the Selling Shareholders and certain other shareholders of the Company have agreed not to sell or otherwise dispose of any shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of the

Representatives of the Underwriters, except that the Company may issue shares of Common Stock upon the exercise of currently outstanding options. See "Risk Factors -- Restrictions on Future Sale of Shares."


     The Representatives of the Underwriters have advised the Company that the Underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

     The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.

     Until the distribution of the Common Stock is completed, rules of the Commission (as defined herein) may limit the ability of the Underwriters and certain selling group members to bid for and purchase the Common Stock. As an exception to these rules, the Underwriters are permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock.

     If the Underwriters create a short position in the Common Stock in connection with the Offering, i.e., if they sell a greater aggregate number of shares of Common Stock than is set forth on the cover page of this Prospectus, the Underwriters may reduce the short position by purchasing shares of Common Stock in the open market. The Underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

     The Underwriters may also impose a penalty bid on certain selling group members. This means that if the Underwriters purchase Common Stock in the open market to reduce the selling group members' short position or to stabilize the price of the Common Stock, they may reclaim the amount of the selling concession from the selling group members who sold those shares of Common Stock as part of the Offering.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security.

     Neither the Company nor the Representatives make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor the Representatives make any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     The Underwriters and dealers may engage in passive market making transactions in the shares of Common Stock in accordance with Rule 103 of Regulation M promulgated by the Commission. In general, a passive market maker may not bid for, or purchase, shares of Common Stock at a price that exceeds the highest independent bid. In addition, the net daily purchases made by any passive market maker generally may not exceed 30% of its average daily trading volume in the Common Stock during a specified two month prior period, or 200 shares, whichever is greater. A passive market maker must identify passive market making bids as such on the Nasdaq electronic inter-dealer reporting system. Passive market making may stabilize or maintain the market price of the Common Stock above independent market levels. Underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.

     Prior to the Offering, there has been no public market for the Common Stock. Consequently, the initial public offering price for the Common Stock has been determined by negotiations between the Company and the Representatives of the Underwriters. Among the factors considered in such negotiations were prevailing market and general economic conditions, the market capitalizations, trading histories and stages of development of other traded companies that the Company and the Representatives of the Underwriters believed to be comparable to the Company, the results of operations of the Company in recent periods, the current financial position of the Company, estimates of the business potential of the Company and the present state of the Company's development and the availability for sale in the market of a significant number of shares of Common Stock. Additionally, consideration has been given to the general status of the securities market, the market conditions for new issues of securities and the demand for securities of comparable companies at the time the Offering was made.

     Application has been made for quotation of the Common Stock on the Nasdaq/National Market.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock to be issued by the Company will be passed upon by Bracewell & Patterson, L.L.P., Houston, Texas. Certain legal matters with respect to the Common Stock offered hereby have been passed upon for the Underwriters by Skadden, Arps, Slate, Meagher & Flom LLP.

                                    EXPERTS

     The consolidated balance sheets of the Company as of December 31, 1996 and 1995 and the related consolidated Statements of Earnings, Shareholders' Equity, and Cash Flows for each of the three years in the period ended December 31, 1996, have been included in this Prospectus in reliance upon the reports of Grant Thornton LLP, independent certified public accountants, given on the authority of said firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company has not previously been subject to the reporting requirements of the Securities Exchange Act of 1934, as amended. The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (the "Registration Statement") under the Securities Act, with respect to the offer and sale of Common Stock pursuant to this Prospectus. This Prospectus, filed as a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement or the exhibits and schedules thereto in accordance with the rules and regulations of the Commission and reference is hereby made to such omitted information. Statements made in this Prospectus concerning the contents of any contract, agreement or other document filed as an exhibit to the Registration Statement are summaries of the terms of such contracts, agreements or documents and are not necessarily complete. Reference is made to each such exhibit for a more complete description of the matters involved and such statements shall be deemed qualified in their entirety by such reference. The Registration Statement and the exhibits and schedules thereto filed with the Commission may be inspected, without charge, and copies may be obtained at prescribed rates, at the public reference facility maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048 and CitiCorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60621-2511. For further information pertaining to the Common Stock offered by this Prospectus and the Company, reference is made to the Registration Statement. The Registration Statement and other information filed by the Company with the Commission are also available at the Commission's World Wide Web site on the Internet at http:/www.sec.gov.

     The Company intends to furnish its shareholders with annual reports containing audited financial statements certified by independent auditors and quarterly reports containing unaudited financial statements for the first three quarters of each fiscal year.

                   TABLE OF CONTENTS TO FINANCIAL STATEMENTS
                             PRIME BANCSHARES, INC.

Report of Independent Certified Public Accountants..........  F-2
Consolidated Balance Sheet as of June 30, 1997 (Unaudited)
  and December 31, 1996 and 1995............................  F-3
Consolidated Statement of Earnings for the Six Months Ended
  June 30, 1997 (Unaudited) and June 30, 1996 (Unaudited)
  and for the Years Ended December 31, 1996, 1995 and
  1994......................................................  F-4
Consolidated Statement of Changes in Shareholders' Equity
  for the Years Ended December 31, 1996, 1995 and 1994 and
  for the Six Months Ended June 30, 1997 (Unaudited)........  F-5
Consolidated Statement of Cash Flows for the Six Months
  Ended June 30, 1997 (Unaudited) and June 30, 1996
  (Unaudited) and for the Years Ended December 31, 1996,
  1995 and 1994.............................................  F-6
Notes to Consolidated Financial Statements..................  F-7

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors and Shareholders
Prime Bancshares, Inc.

     We have audited the accompanying consolidated balance sheets of Prime Bancshares, Inc. and Subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Prime Bancshares, Inc. and Subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

     Effective January 1, 1994, Prime Bancshares, Inc. and Subsidiaries adopted Statement of Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities.

                                        GRANT THORNTON LLP

Houston, Texas

January 24, 1997 (except for the


  first paragraph of Note H,


  as to which the date is


  August 4, 1997)

                    PRIME BANCSHARES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                     ASSETS

                                                                               DECEMBER 31,
                                                             JUNE 30,      --------------------
                                                               1997          1996        1995
                                                            -----------    --------    --------
                                                            (UNAUDITED)
Cash and cash equivalents
  Cash and due from banks.................................   $ 40,696      $ 34,006    $ 32,854
  Federal funds sold and other temporary investments......     31,245            --       2,050
                                                             --------      --------    --------
          Total cash and cash equivalents.................     71,941        34,006      34,904
Securities
  Available-for-sale......................................    252,474       324,723     377,837
  Held-to-maturity........................................    213,347       115,902      96,074
                                                             --------      --------    --------
          Total securities................................    465,821       440,625     473,911
Loans, net................................................    378,628       306,857     226,512
Premises and equipment, net...............................     14,776         9,761       9,580
Accrued interest receivable...............................      7,061         6,453       8,922
Other assets..............................................      9,762         3,753       4,508
                                                             --------      --------    --------
                                                             $947,989      $801,455    $758,337
                                                             ========      ========    ========

                             LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities
  Deposits
     Noninterest-bearing..................................   $151,049      $117,441    $109,797
     Interest-bearing deposits............................    727,691       577,729     584,368
                                                             --------      --------    --------
          Total deposits..................................    878,740       695,170     694,165
  Federal funds purchased and securities sold under
     repurchase agreements................................        100         9,700          --
  Other liabilities.......................................      3,815        34,616       5,842
                                                             --------      --------    --------
          Total liabilities...............................    882,655       739,486     700,007
Commitments and contingencies.............................         --            --          --
Shareholders' equity
  Preferred stock.........................................      7,000         7,000       7,000
  Common stock............................................      3,003         2,980       2,943
  Additional capital......................................      3,955         3,824       3,721
  Retained earnings.......................................     54,665        50,113      42,768
  Net unrealized appreciation of available-for-sale
     securities, net of tax of $516, $997 and $2,656......      1,001         1,934       5,154
                                                             --------      --------    --------
                                                               69,624        65,851      61,586
  Less common stock held in treasury -- at cost...........      4,290         3,882       3,256
                                                             --------      --------    --------
                                                               65,334        61,969      58,330
                                                             --------      --------    --------
                                                             $947,989      $801,455    $758,337
                                                             ========      ========    ========

        The accompanying notes are an integral part of these statements.

                    PRIME BANCSHARES, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF EARNINGS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                    SIX MONTHS ENDED
                                                   -------------------     YEAR ENDED DECEMBER 31,
                                                   JUNE 30,   JUNE 30,   ---------------------------
                                                     1997       1996      1996      1995      1994
                                                   --------   --------   -------   -------   -------
                                                       (UNAUDITED)
  Interest income
    Loans........................................  $16,002    $11,325    $24,673   $19,357   $13,826
    Securities...................................   15,311     15,065     28,722    34,514    23,809
    Federal funds sold and other temporary
       investments...............................      545        173        420     1,439       519
                                                   -------    -------    -------   -------   -------
            Total interest income................   31,858     26,563     53,815    55,310    38,154
  Interest expense...............................   14,541     11,931     23,741    27,141    14,542
                                                   -------    -------    -------   -------   -------
            Net interest income..................   17,317     14,632     30,074    28,169    23,612
  Provision for loan losses......................      525        596      1,246     1,510       580
                                                   -------    -------    -------   -------   -------
            Net interest income after provision
              for loan losses....................   16,792     14,036     28,828    26,659    23,032
  Noninterest income
    Service charges..............................    3,378      3,084      6,319     6,106     5,870
    Gain on sale of branches.....................       --         --         --     2,445        --
    Other operating income.......................      908      1,018      1,973     1,787     1,338
                                                   -------    -------    -------   -------   -------
            Total noninterest income.............    4,286      4,102      8,292    10,338     7,208
  Noninterest expense
    Employee compensation and benefits...........    7,984      6,412     13,070    12,887     9,820
    Net bank premises expense....................      618        584      1,246     1,262     1,032
    Equipment rentals, depreciation and
       maintenance...............................      616        394        975     1,000       899
    Net realized losses on available-for-sale
       securities................................       --         --         --         9       139
    Other operating expenses.....................    3,473      2,843      7,765     7,952     6,454
                                                   -------    -------    -------   -------   -------
            Total noninterest expenses...........   12,691     10,233     23,056    23,110    18,344
                                                   -------    -------    -------   -------   -------
            Earnings before income taxes.........    8,387      7,905     14,064    13,887    11,896
  Provision for income taxes
    Current......................................    3,106      2,880      5,174     5,360     4,180
    Deferred benefit.............................     (212)      (185)      (332)     (525)     (132)
                                                   -------    -------    -------   -------   -------
                                                     2,894      2,695      4,842     4,835     4,048
                                                   -------    -------    -------   -------   -------
            NET EARNINGS.........................  $ 5,493    $ 5,210    $ 9,222   $ 9,052   $ 7,848
                                                   =======    =======    =======   =======   =======
  Earnings per common and common equivalent
    share........................................  $   .56    $   .53    $   .92   $   .89   $   .79
                                                   =======    =======    =======   =======   =======


        The accompanying notes are an integral part of these statements.

                    PRIME BANCSHARES, INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                  YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996
                     AND THE SIX MONTHS ENDED JUNE 30, 1997
                             (DOLLARS IN THOUSANDS)

                                                                              NET UNREALIZED
                                                                               GAIN (LOSS)
                                                                              ON SECURITIES     COMMON        TOTAL
                                 PREFERRED   COMMON   ADDITIONAL   RETAINED     AVAILABLE-     STOCK IN   SHAREHOLDERS'
                                   STOCK     STOCK     CAPITAL     EARNINGS      FOR-SALE      TREASURY      EQUITY
                                 ---------   ------   ----------   --------   --------------   --------   -------------
Balance at January 1, 1994.....   $ 1,803    $2,943     $3,748     $28,303       $    --        $(1,906)     $34,891
Unrealized gain from initial
  adoption of Statement 115
  effective January 1, 1994,
  net of tax of $1,340.........        --       --          --          --         2,600            --         2,600
Redemption of preferred
  stock........................    (1,803)      --          --          --            --            --        (1,803)
Sale of preferred stock........     6,000       --          --          --            --            --         6,000
Stock issuance costs...........        --       --         (27)         --            --            --           (27)
Dividends......................        --       --          --        (564)           --            --          (564)
Net change in unrealized gain
  (loss) on securities
  available-for-sale, net of
  tax of $1,085................        --       --          --          --        (2,106)           --        (2,106)
Net earnings for the year......        --       --          --       7,848            --            --         7,848
                                  -------    ------     ------     -------       -------        -------      -------
Balance at December 31, 1994...     6,000    2,943       3,721      35,587           494        (1,906)       46,839
Purchase of treasury stock.....        --       --          --          --            --          (100)         (100)
Exchange common stock for
  series B preferred stock.....     1,250       --          --          --            --        (1,250)           --
Redemption of preferred
  stock........................      (250)      --          --          --            --            --          (250)
Dividends......................        --       --          --      (1,871)           --            --        (1,871)
Net change in unrealized gain
  (loss) on available-for-sale
  securities, net of tax of
  $2,401.......................        --       --          --          --         4,660            --         4,660
Net earnings for the year......        --       --          --       9,052            --            --         9,052
                                  -------    ------     ------     -------       -------        -------      -------
Balance at December 31, 1995...     7,000    2,943       3,721      42,768         5,154        (3,256)       58,330
Purchase of treasury stock.....        --       --          --          --            --          (626)         (626)
Sale of common stock...........        --       37         103          --            --            --           140
Dividends......................        --       --          --      (1,877)           --            --        (1,877)
Net change in unrealized gain
  (loss) on available-for-sale
  securities, net of tax of
  $1,659.......................        --       --          --          --        (3,220)           --        (3,220)
Net earnings for the year......        --       --          --       9,222            --            --         9,222
                                  -------    ------     ------     -------       -------        -------      -------
Balance at December 31, 1996...     7,000    2,980       3,824      50,113         1,934        (3,882)       61,969
Purchase of treasury stock
  (unaudited)..................        --       --          --          --            --          (408)         (408)
Sale of common stock
  (unaudited)..................        --       23         131          --            --            --           154
Dividends (unaudited)..........        --       --          --        (941)           --            --          (941)
Net change in unrealized gain
  (loss) on securities
  available-for-sale, net of
  tax of $481 (unaudited)......        --       --          --          --          (933)           --          (933)
Net earnings (unaudited).......        --       --          --       5,493            --            --         5,493
                                  -------    ------     ------     -------       -------        -------      -------
Balance at June 30, 1997
  (unaudited)..................   $ 7,000    $3,003     $3,955     $54,665       $ 1,001        $(4,290)     $65,334
                                  =======    ======     ======     =======       =======        =======      =======

         The accompanying notes are an integral part of this statement.

                    PRIME BANCSHARES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                               SIX MONTHS ENDED
                                                              -------------------       YEAR ENDED DECEMBER 31,
                                                              JUNE 30,   JUNE 30,   -------------------------------
                                                                1997       1996       1996       1995       1994
                                                              --------   --------   --------   --------   ---------
                                                                  (UNAUDITED)
Cash flows from operating activities
  Net earnings..............................................  $  5,493   $  5,210   $  9,222   $  9,052   $   7,848
  Adjustments to reconcile net earnings to net cash provided
    (used) by operating activities
    Depreciation............................................       844        495      1,218      1,380       1,087
    Amortization of premiums, net of (accretion) of
      discounts on securities...............................      (340)      (372)      (780)       (81)      2,280
    Net realized loss on available-for-sale securities......        --         --         --          9         139
    Provision for loan losses...............................       525        596      1,246      1,510         580
    Write-down of other assets..............................        --         --         50        155         110
    (Gain) loss on sale of premises, equipment and other
      real estate...........................................        --         14       (210)         8        (252)
    Gain on sale of certain branch assets and liabilities...        --         --         --     (2,445)         --
    Change in assets and liabilities, net of effects
      resulting from the acquisition of a bank, and the
      purchase and sale of certain branch assets and
      liabilities
      (Increase) decrease in accrued interest receivable....      (289)       291      2,469      1,572      (4,496)
      Decrease (increase) in prepaid and other assets.......     1,161        726         23     (1,106)       (676)
      (Decrease) increase in other liabilities..............   (30,628)     2,649        (68)     1,198         240
                                                              --------   --------   --------   --------   ---------
        Net cash (used) provided by operating activities....   (23,234)     9,609     13,170     11,252       6,860

Cash flows from investing activities
  Purchases of held-to-maturity securities..................   (93,268)        --         --    (18,589)   (243,782)
  Proceeds from sales and maturities of available-for-sale
    securities..............................................    84,263     64,089    122,607     97,387       4,858
  Purchases of available-for-sale securities................        --    (45,326)   (73,224)   (20,226)    (87,235)
  Proceeds from maturities of held-to-maturity securities...        --         --     10,176     80,017      79,174
  Increase in loans, net of the effects resulting from the
    acquisition of a bank, and the purchase and sale of
    certain branch assets
    and liabilities.........................................   (32,831)   (36,962)   (81,591)   (36,257)    (44,226)
  Purchases of premises and equipment.......................      (733)      (432)    (1,449)    (1,703)     (1,349)
  Proceeds from sale of premises, equipment and other real
    estate..................................................         4         --      1,071         43         796
  Net decrease in cash resulting from the acquisition of a
    bank....................................................    (5,805)        --         --         --          --
  Net increase in cash resulting from acquisition of certain branch assets and the assumption of certain
    liabilities.............................................    96,502         --         --         --     278,979
  Net decrease in cash resulting from the sale of certain
    branch assets and liabilities...........................        --         --         --    (72,759)         --
                                                              --------   --------   --------   --------   ---------
        Net cash provided (used) by investing activities....    48,132    (18,631)   (22,410)    27,913     (12,785)
Cash flows from financing activities
  Change in deposits, net of the effects resulting from the
    acquisition of a bank, and the purchase and sale of
    certain branch assets and liabilities...................    23,832      6,219      1,005    (42,208)     13,821
  Change in federal funds purchased and securities sold
    under repurchase agreements.............................    (9,600)        --      9,700         --          --
  Purchase of treasury stock................................      (408)      (613)      (613)      (100)         --
  Redemption of preferred stock.............................        --         --         --       (250)     (1,803)
  Sale of preferred stock...................................        --         --         --         --       6,000
  Stock issuance cost.......................................        --         --         --         --         (27)
  Sale of common stock......................................       154        128        127         --          --
  Dividends paid............................................      (941)      (940)    (1,877)    (1,871)       (564)
                                                              --------   --------   --------   --------   ---------
        Net cash provided (used) by financing activities....    13,037      4,794      8,342    (44,429)     17,427
                                                              --------   --------   --------   --------   ---------
        Net increase (decrease) in cash and cash
          equivalents.......................................    37,935     (4,228)      (898)    (5,264)     11,502
Cash and cash equivalents at beginning of period............    34,006     34,904     34,904     40,168      28,666
                                                              --------   --------   --------   --------   ---------
Cash and cash equivalents at end of period..................  $ 71,941   $ 30,676   $ 34,006   $ 34,904   $  40,168
                                                              ========   ========   ========   ========   =========

        The accompanying notes are an integral part of these statements.

                    PRIME BANCSHARES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(INFORMATION AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 1997 AND JUNE 30, 1996
                                 IS UNAUDITED)
                             (DOLLARS IN THOUSANDS)

NOTE A -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follow.

1. GENERAL

     The Bank operates nineteen branches in Southeast and Central Texas. The Bank's primary sources of revenue are derived from investing in various United States Treasury and Agency securities and granting loans primarily to customers in Southeast and Central Texas. Although the Bank has a diversified loan portfolio, a substantial portion of its debtors' ability to honor their contracts is dependent on the economies in those areas.

2. PRINCIPLES OF CONSOLIDATION AND INVESTMENT IN SUBSIDIARIES

     The consolidated financial statements include the accounts of the Parent and its wholly-owned subsidiaries, IBID, Inc. (IBID) and Prime Bank (the Bank) (collectively referred to as the Company). All significant intercompany transactions and balances have been eliminated in the consolidated report of the Company.

3. CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

4. SECURITIES

     Effective January 1, 1994, the Bank adopted Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities (Statement 115). At the date of purchase, the Bank is required to classify debt and equity securities into one of three categories: held-to-maturity, trading or available-for-sale. At each reporting date, the appropriateness of the classification is reassessed. Investments in debt securities are classified as held-to-maturity and measured at amortized cost in the financial statements only if management has the positive intent and ability to hold those securities to maturity. Securities that are bought and held principally for the purpose of selling them in the near term are classified as trading and measured at fair value in the financial statements with unrealized gains and losses included in earnings. Investments not classified as either held-to-maturity or trading are classified as available-for-sale and measured at fair value in the financial statements with unrealized gains and losses reported, net of tax, in a separate component of shareholders' equity until realized.

     Gains and losses on the sale of securities are determined using the specific-identification method.

     Declines in the fair value of individual held-to-maturity and available-for-sale securities below their carrying value that are other than temporary result in write-downs of the individual securities to their fair value. The related write-downs are included in earnings as realized losses.

     Premiums and discounts are recognized in interest income using the interest method over the period to maturity.

     Government notes and mortgage-backed securities for which the Bank has the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity.

                    PRIME BANCSHARES, INC. AND SUBSIDIARIES

(INFORMATION AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 1997 AND JUNE 30, 1996
                                 IS UNAUDITED)
                             (DOLLARS IN THOUSANDS)

NOTE A -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)
5. LOANS

     Loans are reported at the principal amount outstanding, net of charge-offs, unearned discounts, purchase discounts and an allowance for loan losses. Unearned discounts on installment loans are recognized using a method which approximates a level yield over the term of the loans. Interest on other loans is calculated using the simple interest method on the daily balance of the principal amount outstanding.


     Effective January 1, 1995, the Company has adopted SFAS No. 114, Accounting for Creditors for Impairment of a Loan, as amended by SFAS No. 118. Under SFAS 114, as amended, a loan is identified as impaired when it is probable that interest and principal will not be collected according to the contractual terms of the loan agreement. The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. All loans past due 90 days are placed on nonaccrual status unless the loan is both well-secured and in the process of collection. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received. Loans are not again placed on accrual status until payments are brought current and, in management's judgment, the loan will continue to pay as agreed.


6. ALLOWANCE FOR LOAN LOSSES

     The allowance for loan losses is established through a provision for credit losses charged to expense. Loans are charged against the allowance for loan losses when management believes that collectibility of the principal is unlikely.

     The allowance is an amount that management believes will be adequate to absorb losses inherent in existing loans and commitments to extend credit, based on evaluations of the collectibility and prior loss experience of loans and commitments to extend credit. The evaluations take into consideration such factors as changes in the nature and volume of the portfolio, overall portfolio quality, loan concentrations, specific problem loans and current and anticipated economic conditions that may affect the borrower's ability to pay.

7. BANK PREMISES AND EQUIPMENT

     Premises and equipment are stated at cost, less accumulated depreciation. Depreciation is provided on the straight-line basis over the estimated useful life of each type of asset.

8. OTHER REAL ESTATE

     Real estate acquired is recorded at fair value at the date of foreclosure or acquisition, establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of carrying amount or fair value less cost to sell. Operating expenses of such properties, net of related income, and gains and losses on their disposition are included in other expenses.

9. INCOME TAXES

     The Company files a consolidated Federal income tax return. By agreement with the Parent, the Bank records a provision or benefit for Federal income taxes on the same basis as if it filed a separate Federal income tax return. The asset and liability method of accounting is used for income taxes where deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. When management determines that it is more likely than not that a deferred tax asset will not be realized, a valuation

                    PRIME BANCSHARES, INC. AND SUBSIDIARIES

(INFORMATION AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 1997 AND JUNE 30, 1996
                                 IS UNAUDITED)
                             (DOLLARS IN THOUSANDS)

NOTE A -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED) allowance must be established. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

10. EARNINGS PER COMMON AND COMMON EQUIVALENT SHARE


     Earnings per common and common equivalent share is calculated by dividing net income available for common shareholders by the weighted average number of common shares and common share equivalents. Stock options are regarded as common share equivalents and are therefore considered in earnings per share calculations, if dilutive. Options granted within one year of the initial public offering (IPO) have been treated as outstanding for all periods as a component of weighted average common share equivalents. The number of common share equivalents is determined using the treasury stock method.


11. OFF-BALANCE SHEET FINANCIAL INSTRUMENTS

     In the ordinary course of business, the Bank enters into off-balance-sheet financial instruments consisting of commitments to extend credit, commercial letters of credit and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

12. USE OF ESTIMATES

     In preparing the financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

13. RECLASSIFICATIONS

     Certain reclassifications have been made to conform to the 1996 presentation.

14. INTERIM FINANCIAL INFORMATION

     Financial information as of June 30, 1997 and for the six months ended June 30, 1997 and June 30, 1996, included herein, is unaudited. Such information includes all adjustments (consisting only of normal recurring adjustments), which are, in the opinion of management, necessary for a fair statement of the financial information in the interim periods. The results of operations for the six months ended June 30, 1997 and June 30, 1996 are not necessarily indicative of the results for the full fiscal year.

                    PRIME BANCSHARES, INC. AND SUBSIDIARIES

(INFORMATION AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 1997 AND JUNE 30, 1996
                                 IS UNAUDITED)
                             (DOLLARS IN THOUSANDS)

NOTE B -- SECURITIES

     The securities have been classified in the consolidated balance sheets according to management's intent. The carrying amount of securities and their approximate fair values are as follows:

                                                          GROSS         GROSS
                                           AMORTIZED    UNREALIZED    UNREALIZED      FAIR
                                             COST         GAINS         LOSSES       VALUE
                                           ---------    ----------    ----------    --------
AVAILABLE-FOR-SALE SECURITIES:
  June 30, 1997 (unaudited):
     U. S. Treasury securities...........  $208,364       $2,167        $   29      $210,502
     Mortgage-backed securities..........    42,316           18           399        41,935
     Other...............................        37           --            --            37
                                           --------       ------        ------      --------
                                           $250,717       $2,185        $  428      $252,474
                                           ========       ======        ======      ========
  December 31, 1996:
     U. S. Treasury securities...........  $275,781       $3,432        $   77      $279,136
     Mortgage-backed securities..........    45,728           40           218        45,550
     Other...............................        37           --            --            37
                                           --------       ------        ------      --------
                                           $321,546       $3,472        $  295      $324,723
                                           ========       ======        ======      ========
  December 31, 1995:
     U. S. Treasury securities...........  $369,747       $8,161        $  108      $377,800
     Other...............................        37           --            --            37
                                           --------       ------        ------      --------
                                           $369,784       $8,161        $  108      $377,837
                                           ========       ======        ======      ========

HELD-TO-MATURITY SECURITIES:
  June 30, 1997 (unaudited):
     U.S. Treasury securities............  $ 66,471       $  334        $   --      $ 66,805
     Mortgage-backed securities..........   146,876           84         2,074       144,886
                                           --------       ------        ------      --------
                                           $213,347       $  418        $2,074      $211,691
                                           ========       ======        ======      ========
  December 31, 1996:
     Mortgage-backed securities..........  $115,902       $   68        $1,661      $114,309
                                           ========       ======        ======      ========
  December 31, 1995:
     Mortgage-backed securities..........  $ 96,074       $  103        $  941      $ 95,236
                                           ========       ======        ======      ========

     There were no gross realized gains on sales of available-for-sale securities for the period ended June 30, 1997, June 30, 1996, December 31, 1996, December 31, 1995, and December 31, 1994. Gross realized losses on sales of available-for-sale securities were $0, $0, $0, $9, and $139 for the period ended June 30, 1997, June 30, 1996, December 31, 1996, December 31, 1995, and December 31, 1994.

     The following table shows the maturity distribution of the investment portfolio at December 31, 1996:

                                    HELD-TO-MATURITY SECURITIES     AVAILABLE-FOR-SALE SECURITIES
                                    ----------------------------    ------------------------------
                                    AMORTIZED COST    FAIR VALUE    AMORTIZED COST     FAIR VALUE
                                    --------------    ----------    ---------------    -----------
Due in one year or less...........     $     --        $     --         $127,870         $128,477
Due from one year to five years...           --              --          147,911          150,659
Mortgage-backed securities........      115,902         114,309           45,765           45,587
                                       --------        --------         --------         --------
                                       $115,902        $114,309         $321,546         $324,723
                                       ========        ========         ========         ========

                    PRIME BANCSHARES, INC. AND SUBSIDIARIES

(INFORMATION AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 1997 AND JUNE 30, 1996
                                 IS UNAUDITED)
                             (DOLLARS IN THOUSANDS)

NOTE B -- SECURITIES -- (CONTINUED)
     Securities with an aggregate book value of approximately $165,542, $145,811 and $143,189 at June 30, 1997, December 31, 1996 and December 31, 1995,
respectively, were pledged as collateral to secure public deposits.

     During 1995, the Bank transferred from held-to-maturity to available-for-sale, securities with an amortized cost of $339,753 and net unrealized gains of $6,166 at the date of transfer. The transfer was made in light of pending branch sales to maintain the Bank's interest risk rate position.

     The Bank entered into a securities lending agreement whereby certain securities owned by the Bank are exchanged for a few days for substantially identical securities. The Bank had exchanged securities with market values totaling $112,329, $97,978 and $98,013 at June 30, 1997, December 31, 1996 and
December 31, 1995, respectively.

NOTE C -- LOANS

     Major classifications of loans are as follows:

                                                 JUNE 30,      DECEMBER 31,    DECEMBER 31,
                                                   1997            1996            1995
                                                -----------    ------------    ------------
                                                (UNAUDITED)
Commercial....................................   $ 40,671        $ 27,611        $ 21,017
Real estate
  Construction................................     24,788          17,470          10,423
  1-4 family residential......................     67,443          51,544          37,494
  Commercial mortgage.........................     94,797          77,220          50,450
  Other.......................................      5,248           5,088           4,365
Consumer......................................    154,304         135,979         111,070
Overdrafts....................................        167             125             120
                                                 --------        --------        --------
                                                  387,418         315,037         234,939
Less:
  Unearned discounts..........................      3,156           3,221           3,726
  Allowance for loan losses...................      5,111           4,436           3,660
  Purchase discounts..........................        523             523           1,041
                                                 --------        --------        --------
                                                 $378,628        $306,857        $226,512
                                                 ========        ========        ========

     Impaired loans were $595, $288 and $797 at June 30, 1997, December 31, 1996 and December 31, 1995. The reduction in interest income associated with these impaired loans was insignificant and no valuation allowance for loan losses related to impaired loans has been established. At June 30, 1997, December 31, 1996 and December 31, 1995, there were no commitments to lend additional funds to borrowers whose loans were classified as impaired.

     Outstanding loans to directors and executive officers of the Bank and to their related business interests aggregated $2,556, $2,230 and $1,851 at June 30, 1997, December 31, 1996 and December 31, 1995.

                    PRIME BANCSHARES, INC. AND SUBSIDIARIES

(INFORMATION AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 1997 AND JUNE 30, 1996
                                 IS UNAUDITED)
                             (DOLLARS IN THOUSANDS)

NOTE D -- ALLOWANCE FOR LOAN LOSSES

     Changes in the allowance for loan losses were as follows:

                                            JUNE 30,               DECEMBER 31,
                                        ----------------    --------------------------
                                         1997      1996      1996      1995      1994
                                        ------    ------    ------    ------    ------
                                          (UNAUDITED)
Balance at January 1..................  $4,436    $3,660    $3,660    $2,641    $1,788
Provision.............................     525       596     1,246     1,510       580
Charge-offs...........................    (498)     (337)     (785)     (831)     (382)
Recoveries............................     160       154       315       340       188
Increase resulting from bank
  acquisition.........................     488        --        --        --       467
                                        ------    ------    ------    ------    ------
Balance at end of period..............  $5,111    $4,073    $4,436    $3,660    $2,641
                                        ======    ======    ======    ======    ======

NOTE E -- PREMISES AND EQUIPMENT

     Premises and equipment are summarized as follows:

                                                 JUNE 30,      DECEMBER 31,    DECEMBER 31,
                                                   1997            1996            1995
                                                -----------    ------------    ------------
                                                (UNAUDITED)
Land..........................................    $ 2,659        $ 2,483         $ 2,498
Building and improvements.....................     11,458          6,954           6,705
Furniture, fixtures and equipment.............      9,286          8,216           7,076
Automobiles...................................         68             68              55
                                                  -------        -------         -------
                                                   23,471         17,721          16,334
Less accumulated depreciation.................      8,695          7,960           6,754
                                                  -------        -------         -------
                                                  $14,776        $ 9,761         $ 9,580
                                                  =======        =======         =======

     Included in other assets are other real estate and repossessed assets of $936, $197 and $1,000 at June 30, 1997, December 31, 1996 and December 31, 1995.

NOTE F -- INTEREST-BEARING DEPOSITS

     The types of accounts and their respective balances included in interest-bearing deposits are as follows:

                                                 JUNE 30,      DECEMBER 31,    DECEMBER 31,
                                                   1997            1996            1995
                                                -----------    ------------    ------------
                                                (UNAUDITED)
NOW accounts and interest-bearing checking
  accounts....................................   $133,600        $114,552        $112,099
Savings and money market accounts.............    164,628         127,223         129,067
Certificates of deposit.......................    429,463         335,954         343,202
                                                 --------        --------        --------
                                                 $727,691        $577,729        $584,368
                                                 ========        ========        ========

                    PRIME BANCSHARES, INC. AND SUBSIDIARIES

(INFORMATION AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 1997 AND JUNE 30, 1996
                                 IS UNAUDITED)
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE F -- INTEREST-BEARING DEPOSITS -- (CONTINUED)
     The aggregate amount of certificates of deposit, each with a minimum denomination of $100, was approximately $121,186, $86,032 and $79,948 at June 30, 1997, December 31, 1996 and December 31, 1995. At December 31, 1996, the scheduled maturities of certificates of deposit are as follows:

1997......................................................  $253,299
1998......................................................    46,208
1999......................................................    13,934
2000......................................................    16,567
2001......................................................     5,946
                                                            --------
                                                            $335,954
                                                            ========

     Deposits of executive officers and directors were $1,794, $2,041 and $1,831 (including time deposits of $1,104, $1,114 and $1,103) at June 30, 1997, December 31, 1996 and December 31, 1995.

NOTE G -- SECURITIES SOLD UNDER REPURCHASE AGREEMENTS

     At December 31, 1996, the Bank entered into the sale of a $9,000 government note under an agreement to repurchase substantially the identical security on January 2, 1997. The interest rate was 7%.

NOTE H -- PREFERRED AND COMMON STOCK

     The following summary of issued and outstanding shares of stock shows the effects of a thirty for one common shares stock split, effective August 4, 1997.

                                               ISSUED AND OUTSTANDING
                                                   PREFERRED STOCK          COMMON       COMMON
                                               -----------------------      STOCK         STOCK       TREASURY
                                   SERIES 1     SERIES A     SERIES B       ISSUED     OUTSTANDING     STOCK
                                  ----------   ----------   ----------    ----------   -----------   ----------
Balance at January 1, 1994.....    1,802,708           --           --    11,770,980    9,160,770    (2,610,210)
  Redemption of preferred
    stock......................   (1,802,708)          --           --            --           --            --
  Sale of preferred stock......           --    6,000,000           --            --           --            --
                                  ----------    ---------    ---------    ----------    ---------    ----------
Balance at December 31, 1994...           --    6,000,000           --    11,770,980    9,160,770    (2,610,210)
  Exchange of common stock for
    preferred stock, net of
    redemptions................           --           --    1,000,000            --     (300,000)     (300,000)
  Purchase of treasury stock...           --           --           --            --      (30,000)      (30,000)
                                  ----------    ---------    ---------    ----------    ---------    ----------
Balance at December 31, 1995...           --    6,000,000    1,000,000    11,770,980    8,830,770    (2,940,210)
  Purchase of treasury stock...           --           --           --            --     (150,150)     (150,150)
  Sale of common stock.........           --           --           --       147,000      147,000            --
                                  ----------    ---------    ---------    ----------    ---------    ----------
Balance at December 31, 1996...           --    6,000,000    1,000,000    11,917,980    8,827,620    (3,090,360)
  Purchase of treasury stock
    (unaudited)................           --           --           --            --      (81,600)      (81,600)
  Sale of common stock
    (unaudited)................           --           --           --        93,000       93,000            --
                                  ----------    ---------    ---------    ----------    ---------    ----------
Balance at June 30, 1997
  (unaudited)..................           --    6,000,000    1,000,000    12,010,980    8,839,020    (3,171,960)
                                  ==========    =========    =========    ==========    =========    ==========

     At June 30, 1997, December 31, 1996, December 31, 1995 and December 31, 1994, the Company had 6,000,000 authorized shares of Series A-10% preferred stock of $1 par value, 1,250,000 authorized shares of

                    PRIME BANCSHARES, INC. AND SUBSIDIARIES

(INFORMATION AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 1997 AND JUNE 30, 1996
                                 IS UNAUDITED)
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE H -- PREFERRED AND COMMON STOCK -- (CONTINUED)
Series B-10% preferred stock of $1 par value, and 50,000,000 authorized shares of common stock of $.25 par value ($10 par value before the split).

     The Series A and B preferred stock pays dividends quarterly. The preferred stock is not cumulative or participating, has no voting rights and is not convertible. Preferred stock has liquidation preferences over common stock of the Company. Dividends on common stock of the Company may not be declared or paid unless dividends for the same period on preferred stock have been paid or declared.

NOTE I -- INCOME TAXES

     Federal income tax currently receivable, deferred tax asset and deferred tax liability, included in other assets and other liabilities, respectively, are as follows:

                                                            YEAR ENDED DECEMBER 31,
                                                           --------------------------
                                                            1996      1995      1994
                                                           ------    -------    -----
Current................................................    $  (22)   $   318    $ 148
Deferred tax asset.....................................     1,340      1,008      483
Deferred tax liability.................................      (996)    (2,657)    (256)

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

                                                            YEAR ENDED DECEMBER 31,
                                                           --------------------------
                                                            1996      1995      1994
                                                           ------    -------    -----
Deferred tax assets:
  Allowance for loan losses............................    $1,077    $   810    $ 395
  Depreciation and amortization differences............       172         92       32
  Difference in basis of other real estate.............        17        132       41
  Other................................................        74        (26)      15
                                                           ------    -------    -----
                                                           $1,340    $ 1,008    $ 483
                                                           ======    =======    =====
Deferred tax liabilities:
  Unrealized gain on available-for-sale securities.....    $ (996)   $(2,655)   $(255)
  Other................................................        --         (2)      (1)
                                                           ------    -------    -----
                                                           $ (996)   $(2,657)   $(256)
                                                           ======    =======    =====

     The reconciliation between the Company's effective income tax rate and the statutory federal income tax rate is as follows:

                                                           YEAR ENDED DECEMBER 31,
                                                        -----------------------------
                                                         1996       1995       1994
                                                        -------    -------    -------
Statutory federal income tax rate.....................    35.00%     35.00%     35.00%
Effect of utilization of graduated tax rates..........   (0.69)     (0.60)     (0.84)
Other.................................................   (0.28)       0.01     (0.13)
                                                        -------    -------    -------
Effective income tax rate.............................    34.03%     34.41%     34.03%
                                                        =======    =======    =======

                    PRIME BANCSHARES, INC. AND SUBSIDIARIES

(INFORMATION AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 1997 AND JUNE 30, 1996
                                 IS UNAUDITED)
                             (DOLLARS IN THOUSANDS)

NOTE J -- COMMITMENTS AND CONTINGENCIES

     In the normal course of business, the Bank is party to financial instruments with off-balance sheet risk to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet.

     The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments. Commitments under outstanding standby letters of credit totaled $1,111, $735 and $344 at June 30, 1997, December 31, 1996 and December 31, 1995. Commitments to extend credit totaled $41,584, $36,159 and $13,973 at June 30, 1997, December 31, 1996 and December 31, 1995. The Bank does not anticipate any material losses as a result of these commitments.

     Commitments to extend credit are agreements to lend to a customer as long as there is no violation to any condition established in the contract and have fixed expiration dates or other termination clauses. Some of the commitments are expected to expire without being drawn upon, so that the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The extension of credit, is based on management's credit evaluation of the counter-party. Collateral held varies but may include accounts receivable, inventory, property, plant, and equipment and income-producing commercial properties.

     Standby letters of credit and financial guarantees written are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved and collateral required in issuing letters of credit are essentially the same as those involved in extending loan facilities to customers.

     The Bank is involved in certain claims and lawsuits occurring in the normal course of business. Management, after consultation with outside legal counsel, does not believe that the outcome of these actions would have a material impact on the financial statements of the Company or the Bank.

     The Bank leases certain premises and equipment under cancelable and noncancelable lease arrangements. Total rentals charged to operating expenses were $135, $187 and $192 in the period ended June 30, 1997, December 31, 1996 and December 31, 1995. Future lease commitments under noncancelable leases are not material.

                    PRIME BANCSHARES, INC. AND SUBSIDIARIES

(INFORMATION AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 1997 AND JUNE 30, 1996
                                 IS UNAUDITED)
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE J -- COMMITMENTS AND CONTINGENCIES -- (CONTINUED)
     The Company has incentive stock option plans, and at December 31, 1996, 600,000 shares of common stock were reserved for these plans. The exercise price of each option is equal to the market price of the Company's stock on the date of grant. The maximum term is 10 years and the shares vest 10% to 20% per year. The Company applies Accounting Principles Board Opinion 25 and related Interpretations in accounting for its plans. The effect on net income of recording compensation cost for the Company's plan, based on the fair value at the grant date for awards under this plan, consistent with method SFAS No. 123, Accounting for Stock-Based Compensation, is not significant. Following is a summary of the status of the incentive option plans:

                                                                             WEIGHTED
                                                                             AVERAGE
                                                                NUMBER OF    EXERCISE
                                                                 SHARES       PRICE
                                                                ---------    --------
Options outstanding at January 1, 1994......................     480,000      $1.40
Options granted ($3 a share)................................     120,000       2.67
                                                                --------
Options outstanding at December 31, 1994 ($1 -- $3 a
  share)....................................................     600,000       1.65
                                                                --------
Options outstanding at December 31, 1995 ($1 -- $3 a
  share)....................................................     600,000       1.65
Options exercised ($1 -- $2 a share)........................    (147,000)       .96
                                                                --------
Options outstanding at December 31, 1996 ($1 -- $3 a
  share)....................................................     453,000       1.87
                                                                --------
Options granted ($4 a share) (unaudited)....................     240,000       4.17
Options exercised ($1 -- $2 a share) (unaudited)............     (93,000)      1.66
                                                                --------
Options outstanding at June 30, 1997 ($1 -- $4 a share)
  (unaudited)...............................................     600,000       2.83
                                                                ========
Options exercisable at
  December 31, 1994.........................................     252,000      $1.26
  December 31, 1995.........................................     342,000       1.44
  December 31, 1996.........................................     285,000       1.84
  June 30, 1997 (unaudited).................................     174,000       1.53

     Following is a summary of the options outstanding at December 31, 1996:

                                       OUTSTANDING
                                -------------------------
                                               WEIGHTED
                                                AVERAGE
                                               REMAINING
          EXERCISE                            CONTRACTUAL      EXERCISABLE
           PRICE                 NUMBER          LIFE            NUMBER
          --------              --------      -----------      -----------
  $1........................     165,000       2.1 years         105,000
  $2........................     168,000       6.0 years         132,000
  $3........................     120,000       7.4 years          48,000
                                --------
                                 453,000
                                ========

NOTE K -- REGULATORY MATTERS

     The Company and the Bank are subject to various regulatory capital requirements administered by state and federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material

                    PRIME BANCSHARES, INC. AND SUBSIDIARIES

(INFORMATION AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 1997 AND JUNE 30, 1996
                                 IS UNAUDITED)
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE K -- REGULATORY MATTERS -- (CONTINUED) effect on the Company's and the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the Company's and the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's and the Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 1996, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

     The most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category. The Company's and the Bank's actual capital amounts and ratios are also presented in the table.

                                                                             TO BE WELL
                                                                         CAPITALIZED UNDER
                                                        FOR CAPITAL      PROMPT CORRECTIVE
                                       ACTUAL        ADEQUACY PURPOSES   ACTION PROVISIONS
                                  ----------------   -----------------   ------------------
                                  AMOUNT    RATIO     AMOUNT    RATIO     AMOUNT     RATIO
                                  -------   ------   --------   ------   --------   -------
As of June 30, 1997 (unaudited)
  Total Capital (to Risk
     Weighted Assets):
     Prime Bancshares, Inc. ....  $64,201   14.92%   $$34,415   $8.00%          N/A
     Prime Bank.................  $63,885   14.85%   $$34,415   $8.00%   $$43,019   $10.00%
  Tier 1 Capital (to Risk
     Weighted Assets):
     Prime Bancshares, Inc. ....  $59,090   13.74%   $$17,208   $4.00%          N/A
     Prime Bank.................  $58,774   13.66%   $$17,208   $4.00%   $$25,811   $ 6.00%
  Tier 1 Capital (to Average
     Assets):
     Prime Bancshares, Inc......  $59,090    6.31%   $$37,508   $4.00%          N/A
     Prime Bank.................  $58,774    6.27%   $$37,494   $4.00%   $$46,868   $ 5.00%

                    PRIME BANCSHARES, INC. AND SUBSIDIARIES

(INFORMATION AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 1997 AND JUNE 30, 1996
                                 IS UNAUDITED)
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE K -- REGULATORY MATTERS -- (CONTINUED)

                                                                             TO BE WELL
                                                                         CAPITALIZED UNDER
                                                        FOR CAPITAL      PROMPT CORRECTIVE
                                       ACTUAL        ADEQUACY PURPOSES   ACTION PROVISIONS
                                  ----------------   -----------------   ------------------
                                  AMOUNT    RATIO     AMOUNT    RATIO     AMOUNT     RATIO
                                  -------   ------   --------   ------   --------   -------
As of December 31, 1996
  Total Capital (to Risk
     Weighted Assets):
     Prime Bancshares, Inc......  $64,311   18.62%   $$27,620   $8.00%          N/A
     Prime Bank.................  $63,951   18.51%   $$27,620   $8.00%   $$34,525   $10.00%
  Tier 1 Capital (to Risk
     Weighted Assets):
     Prime Bancshares, Inc......  $59,995   17.37%   $$13,810   $4.00%          N/A
     Prime Bank.................  $59,635   17.26%   $$13,810   $4.00%   $$20,715   $ 6.00%
  Tier 1 Capital (to Average
     Assets):
     Prime Bancshares, Inc......  $59,995    7.96%   $$30,255   $4.00%          N/A
     Prime Bank.................  $59,635    7.91%   $$30,254   $4.00%   $$37,818   $ 5.00%
As of December 31, 1995
  Total Capital (to Risk
     Weighted Assets):
     Prime Bancshares, Inc. ....  $56,385   21.66%   $$20,821   $8.00%          N/A
     Prime Bank.................  $55,974   21.51%   $$20,821   $8.00%   $$26,026   $10.00%
  Tier 1 Capital (to Risk
     Weighted Assets):
     Prime Bancshares, Inc. ....  $53,132   20.41%   $$10,411   $4.00%          N/A
     Prime Bank.................  $52,721   20.26%   $$10,411   $4.00%   $$15,616   $ 6.00%
  Tier 1 Capital (to Average
     Assets):
     Prime Bancshares, Inc. ....  $53,132    6.99%   $$30,340   $4.00%          N/A
     Prime Bank.................  $52,721    6.96%   $$30,340   $4.00%   $$37,925   $ 5.00%

NOTE L -- ACQUISITIONS/DISPOSITIONS

     On October 1, 1994, the Company purchased deposits and certain assets of several branches of First Heights Bank at a premium of $1,212. During 1995, the Bank sold the assets and liabilities of five branches resulting in a gain of $2,445.

     During 1997, the Company purchased deposits and certain assets of three branches of a commercial bank. The purchase price was allocated based on the fair value of the assets acquired and liabilities assumed, and the excess of cost over the fair value of the net assets acquired of $1,835, is being amortized over ten years using an accelerated method.

     During 1997, the Company purchased all of the assets and liabilities of First Northwestern Bank, N. A. and purchase accounting was applied. The acquisition was for approximately $60,200 in deposits and $40,200 in loans. The purchase price was allocated based on the fair value of the assets acquired and liabilities assumed, and the excess of cost over the fair value of the net assets acquired of $3,380, is being amortized over fifteen years using a straight-line method.

                    PRIME BANCSHARES, INC. AND SUBSIDIARIES

(INFORMATION AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 1997 AND JUNE 30, 1996
                                 IS UNAUDITED)
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE L -- ACQUISITIONS/DISPOSITIONS -- (CONTINUED)
     The following summarized proforma information assumes the First Northwestern acquisition had occurred on January 1, 1996:


                                                    SIX MONTHS ENDED
                                              -----------------------------      YEAR ENDED
                                              JUNE 30, 1997   JUNE 30, 1996   DECEMBER 31, 1996
                                              -------------   -------------   -----------------
Interest income.............................     $32,669         $28,927           $58,982
Net earnings................................     $ 5,655         $ 5,586           $ 9,719
Earnings per common and common equivalent
  share.....................................         .61             .60              1.05


NOTE M -- SUPPLEMENTAL STATEMENT OF CASH FLOW INFORMATION

     Cash paid during the period for:

                                           JUNE 30,               DECEMBER 31,
                                       -----------------   ---------------------------
                                        1997      1996      1996      1995      1994
                                       -------   -------   -------   -------   -------
                                          (UNAUDITED)
Interest.............................  $14,304   $11,994   $23,688   $26,873   $14,157
Income taxes.........................  $ 2,690   $ 2,540   $ 4,838   $ 5,006   $ 4,386


     During 1996, the Company purchased $30,501 of U.S. Agency Securities. The settlement of the transaction did not occur until January 1997.


     During 1995, the Company issued 1,250,000 shares of Series B preferred stock in exchange for 10,000 common shares.

NOTE N -- FAIR VALUES OF FINANCIAL INSTRUMENTS

     The fair values of financial instruments are based on management's estimates and does not purport to represent the aggregate net fair value of the Company. Further, the fair value estimates are based on various assumptions, methodologies and subjective considerations, which vary widely among different financial institutions and which are subject to change.

     The following methods and assumptions were used by the Bank in estimating financial instrument fair values:

     - CASH AND CASH EQUIVALENTS, FEDERAL FUNDS PURCHASED AND REPURCHASE AGREEMENTS

       The balance sheet carrying amount approximates fair value.

     - SECURITIES TO BE HELD-TO-MATURITY AND SECURITIES AVAILABLE-FOR-SALE

       Fair values for investment securities are based on quoted market prices or quotations received from securities dealers. If quoted market prices are not available, fair value estimates may be based on quoted market prices of similar instruments, adjusted for differences between the quoted instruments and the instruments being valued.

     - LOANS

       Fair values of loans are estimated for segregated groupings of loans with similar financial characteristics. Loans are segregated by type such as commercial, real estate and consumer loans. Each of these categories is further subdivided into fixed and adjustable rate loans and performing and nonperforming

                    PRIME BANCSHARES, INC. AND SUBSIDIARIES

(INFORMATION AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 1997 AND JUNE 30, 1996
                                 IS UNAUDITED)
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE N -- FAIR VALUES OF FINANCIAL INSTRUMENTS -- (CONTINUED) loans. The fair value of performing loans is calculated by discounting scheduled cash flows through the estimated maturity using estimated market discount rates that reflect the credit and interest rate risk inherent in the various types of loans. The fair value of nonperforming loans is estimated at the value of the underlying collateral.

     - DEPOSITS

       The fair value of demand deposits, such as non-interest bearing demand deposits and interest-bearing transaction accounts such as savings, NOW and money market accounts are equal to the amount payable on demand as of December 31, 1996 and 1995 (i.e. their carrying amounts).

       The fair value of demand deposits is defined as the amount payable, and prohibits adjustment for any value derived from the expected retention of such deposits for a period of time. That value, commonly referred to as the core deposit base intangible, is neither included in the following fair value amounts nor recorded as an intangible asset in the balance sheet.

       The fair value of certificates of deposit is based on the discounted value of contractual cash flows. The discount rate used represents rates currently offered for deposits of similar remaining maturities. The carrying amount of accrued interest payable approximates its fair value.

     - OFF-BALANCE-SHEET INSTRUMENTS

      Estimated fair values for the Bank's off-balance-sheet instruments are based on fees, net of related expenses, currently charged to enter into similar agreements, considering the remaining terms of the agreements and the counterparties' credit standing.

     The following table presents the carrying amounts and fair values of the Bank's financial instruments at December 31, 1996 and 1995. The fair value of financial instruments is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

                                                               1996                  1995
                                                        -------------------   -------------------
                                                        CARRYING     FAIR     CARRYING     FAIR
                                                         AMOUNT     VALUE      AMOUNT     VALUE
                                                        --------   --------   --------   --------
Financial assets:
  Cash and cash equivalents...........................  $ 34,006   $ 34,006   $ 34,904   $ 34,904
  Securities
     Available-for-sale...............................   324,723    324,723    377,837    377,837
     Held-to-maturity.................................   115,902    114,309     96,074     95,236
  Loans, net..........................................   306,857    307,542    226,512    226,233
Financial liabilities:
  Deposits
     Noninterest-bearing..............................  $117,441   $117,441   $109,797   $109,797
     Interest-bearing transaction and money market
       accounts.......................................   241,775    241,775    241,166    241,166
     Certificates of deposit..........................   335,954    337,910    343,202    345,781
  Federal funds purchased and securities sold under
     repurchase agreements............................     9,700      9,700         --         --

                    PRIME BANCSHARES, INC. AND SUBSIDIARIES

(INFORMATION AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 1997 AND JUNE 30, 1996
                                 IS UNAUDITED)
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE O -- EARNINGS PER COMMON AND COMMON EQUIVALENT SHARE


                                        SIX MONTHS ENDED              YEAR ENDED DECEMBER 31,
                                     -----------------------    ------------------------------------
                                      JUNE 30,     JUNE 30,
                                        1997         1996          1996         1995         1994
                                     ----------   ----------    ----------   ----------   ----------
                                           (UNAUDITED)
Net earnings.......................  $    5,493   $    5,210    $    9,222   $    9,052   $    7,848
Less: dividends on preferred
  stock............................         350          350           700          681          258
                                     ----------   ----------    ----------   ----------   ----------
Net earnings after preferred
  dividends........................       5,143        4,860         8,522        8,371        7,590
Divided by average common shares
  and common share equivalents
  Weighted average common shares...   8,857,920    8,798,970     8,808,090    8,861,100    9,160,770
  Weighted average common share
     equivalents...................     389,520      451,565       416,825      541,745      444,695
                                     ----------   ----------    ----------   ----------   ----------
          Total weighted average
            common and common
            equivalent shares......   9,247,440    9,250,535     9,224,915    9,402,845    9,605,465
                                     ----------   ----------    ----------   ----------   ----------
Earnings per common and common
  equivalent share.................  $      .56   $      .53    $      .92   $      .89   $      .79
                                     ==========   ==========    ==========   ==========   ==========


NOTE P -- NEW PRONOUNCEMENTS


     The FASB has issued Financial Accounting Standards No. 128, Earnings Per Share, which is effective for financial statements issued after December 15, 1997. The new standard eliminates primary and fully diluted earnings per share and requires the presentation of basic and diluted earnings per share together with disclosure of how the per share amounts were computed. The pro forma effect of adopting the new standard would be basic earnings per share of $.58 and $.55 and diluted earnings per share of $.56 and $.53 for the quarters ended June 30, 1997 and 1996.


     The FASB has issued Financial Accounting Standards No. 130, Reporting Comprehensive Income, which is effective for financial statements issued after December 15, 1997. The new standard requires an entity to report and display comprehensive income and its components. Comprehensive income will include net income plus net unrealized gain or loss on securities.

NOTE Q -- SUBSEQUENT EVENT

     On July 1, 1997, the Board of Directors of the Company declared and paid a cash dividend of $.03 per share to all common shareholders of record as of July 1, 1997.

                    PRIME BANCSHARES, INC. AND SUBSIDIARIES

(INFORMATION AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 1997 AND JUNE 30, 1996
                                 IS UNAUDITED)
                             (DOLLARS IN THOUSANDS)

NOTE R -- PARENT-ONLY FINANCIAL STATEMENTS

                             PRIME BANCSHARES, INC.
                                 (PARENT ONLY)

                                 BALANCE SHEETS
                                  DECEMBER 31,

                                     ASSETS

                                                               1996      1995
                                                              -------   -------
Cash and cash equivalents...................................  $   358   $   407
Investment in subsidiaries..................................   61,620    57,932
                                                              -------   -------
                                                              $61,978   $58,339
                                                              =======   =======
  LIABILITIES AND SHAREHOLDERS' EQUITY
Other liabilities...........................................  $     9   $     9
                                                              -------   -------
          Total liabilities.................................        9         9
Commitments and contingencies...............................       --        --
Shareholders' equity
  Preferred stock...........................................    7,000     7,000
  Common stock..............................................    2,980     2,943
  Additional capital........................................    3,824     3,721
  Retained earnings.........................................   50,113    42,768
  Net unrealized appreciation on available-for-sale
     securities, net of tax of $996 and $2,655..............    1,934     5,154
                                                              -------   -------
                                                               65,851    61,586
  Less common stock in treasury -- at cost..................    3,882     3,256
                                                              -------   -------
                                                               61,969    58,330
                                                              -------   -------
                                                              $61,978   $58,339
                                                              =======   =======

                    PRIME BANCSHARES, INC. AND SUBSIDIARIES

(INFORMATION AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 1997 AND JUNE 30, 1996
                                 IS UNAUDITED)
                             (DOLLARS IN THOUSANDS)

NOTE R -- PARENT-ONLY FINANCIAL STATEMENTS -- (CONTINUED)
                             PRIME BANCSHARES, INC.
                                 (PARENT ONLY)

                             STATEMENTS OF EARNINGS
                            YEAR ENDED DECEMBER 31,

                                                               1996      1995      1994
                                                              ------    ------    ------
Costs and expenses
  General and administrative................................  $    1    $   --    $    5
                                                              ------    ------    ------
     Operating loss.........................................      (1)       --        (5)
  Current income tax benefit................................      --        --         2
                                                              ------    ------    ------
     Loss before equity in net earnings of subsidiaries.....      (1)       --        (3)
Equity in net earnings of subsidiaries......................   9,223     9,052     7,851
                                                              ------    ------    ------
          NET EARNINGS......................................  $9,222    $9,052    $7,848
                                                              ======    ======    ======

                    PRIME BANCSHARES, INC. AND SUBSIDIARIES

(INFORMATION AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 1997 AND JUNE 30, 1996
                                 IS UNAUDITED)
                             (DOLLARS IN THOUSANDS)

NOTE R -- PARENT-ONLY FINANCIAL STATEMENTS -- (CONTINUED)
                             PRIME BANCSHARES, INC.
                                 (PARENT ONLY)

                            STATEMENTS OF CASH FLOWS
                            YEAR ENDED DECEMBER 31,

                                                               1996        1995        1994
                                                             --------    --------    --------
Cash flows from operating activities:
Net earnings
  Net earnings for the year................................  $  9,222    $  9,052    $  7,848
  Adjustments to reconcile net earnings to net cash used in
     operating activities:
     Earnings of subsidiaries..............................    (9,223)     (9,052)     (7,851)
     Change in assets and liabilities
       Decrease (increase) in other assets.................        --           1          (1)
       Decrease in other liabilities.......................        --          (4)         --
                                                             --------    --------    --------
          Net cash used in operating activities............        (1)         (3)         (4)
Cash flows from investing activities:
  Dividend from subsidiary.................................     2,315       2,515       2,209
  Capital contribution to subsidiary.......................        --          --      (5,970)
                                                             --------    --------    --------
          Net cash provided (used) by investing
            activities.....................................     2,315       2,515      (3,761)
Cash flows from financing activities:
  Purchase of treasury stock...............................      (614)       (100)         --
  Dividend payment.........................................    (1,877)     (1,871)       (564)
  Redemption of preferred stock............................        --        (250)     (1,803)
  Sale of preferred stock..................................        --          --       6,000
  Stock issuance costs.....................................        --          --         (27)
  Sale of common stock.....................................       128          --          --
                                                             --------    --------    --------
          Net cash (used) provided in financing
            activities.....................................    (2,363)     (2,221)      3,606
                                                             --------    --------    --------
Net (decrease) increase in cash and cash equivalents.......       (49)        291        (159)
Cash and cash equivalents at beginning of year.............       407         116         275
                                                             --------    --------    --------
Cash and cash equivalents at end of year...................  $    358    $    407    $    116
                                                             ========    ========    ========

======================================================

     NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SHARES OF COMMON STOCK OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH SOLICITATION OR OFFER. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAIN HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.
                             ---------------------
                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Prospectus Summary....................     3
Summary Consolidated Financial Data...     5
Risk Factors..........................     7
The Company...........................    11
Use of Proceeds.......................    14
Dividend Policy.......................    14
Dilution..............................    15
Capitalization........................    16
Nature of the Trading Market and
  Market Prices.......................    17
Selected Consolidated Financial
  Data................................    18
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................    20
Management............................    48
Principal Shareholders................    53
Selling Shareholders..................    54
Supervision and Regulation............    55
Description of Securities of the
  Company.............................    62
Underwriting..........................    66
Legal Matters.........................    68
Experts...............................    68
Available Information.................    68
Table of Contents to Financial
  Statements..........................   F-1


                             ---------------------
        UNTIL           (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS
EFFECTING TRANSACTIONS IN WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATIONS OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

======================================================

======================================================

                                2,169,310 SHARES

                                      LOGO

                             PRIME BANCSHARES, INC.

                                  COMMON STOCK
                             ---------------------

                                   PROSPECTUS

                             ---------------------

                         KEEFE, BRUYETTE & WOODS, INC.

                             LEGG MASON WOOD WALKER
                                  INCORPORATED
                                            , 1997

======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The estimated fees and expenses incurred by the Registrant in connection with this Offering are as follows:


Securities and Exchange Commission registration fee.........  $ 13,608
National Association of Securities Dealers, Inc. filing
  fee.......................................................  $  4,991
Printing and engraving expenses.............................  $ 35,000
Legal fees and expenses of counsel for the Registrant.......  $ 85,000
Accounting fees and expenses................................  $ 64,000
Blue sky filing fees and expenses (including legal fees and
  expenses).................................................  $  5,000
Transfer Agent fees.........................................  $  1,000
Miscellaneous...............................................  $ 41,401
                                                              --------
Total.......................................................  $250,000



ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS


     The Registrant's Articles of Incorporation and Bylaws require the Registrant to indemnify officers and directors of the Registrant to the fullest extent permitted by Article 2.02-1 of the Business Corporation Act of the State of Texas (the "TBCA"). The Articles of Incorporation and Bylaws of the Registrant are filed as Exhibits 3.1 and 3.2 to the Registration Statement. Generally, Article 2.02-1 of the TBCA permits a corporation to indemnify a person who was, is, or is threatened to be made a named defendant or respondent in a proceeding because the person was or is a director or officer if it is determined that such person (i) conducted himself in good faith, (ii) reasonably believed (a) in the case of conduct in his official capacity as a director or officer of the corporation, that his conduct was in the corporation's best interests, or (b) in other cases, that his conduct was at least not opposed to the corporation's best interests, and (iii) in the case of any criminal proceeding, had no reasonable cause to believe that his conduct was unlawful. In addition, the TBCA requires a corporation to indemnify a director or officer for any action that such director or officer is wholly successful in defending on the merits.

     The Registrant's Articles of Incorporation provide that a director of the Registrant will not be liable to the corporation for monetary damages for an act or omission in the director's capacity as a director, except to the extent not permitted by law. Texas law does not permit exculpation of liability in the case of (i) a breach of the director's duty of loyalty to the corporation or its shareholders, (ii) an act or omission not in good faith that involves intentional misconduct or a knowing violation of the law, (iii) a transaction from which a director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director's office, (iv) an act or omission for which the liability of the director is expressly provided by statute, or (v) an act related to an unlawful stock repurchase or dividend.

     Pursuant to the Underwriting Agreement, a form of which is filed as Exhibit
1.1 to this Registration Statement, the Underwriters have agreed to indemnify the directors, officers and controlling persons of the Registrant against certain civil liabilities that may be incurred in connection with this Offering, including certain liabilities under the Securities Act.

     The Registrant may provide liability insurance for each director and officer for certain losses arising from claims or changes made against them while acting in their capabilities as directors or officers of Registrant, whether or not Registrant would have the power to indemnify such person against such liability, as permitted by law.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     On March 27, 1996, the Registrant sold 120,000 shares of Common Stock to an executive officer of the Registrant at a price of $0.833 per share pursuant to the officer's exercise of options granted under the Registrant's 1993 Stock Option Plan.

     On June 20, 1996, the Registrant sold 12,000 shares of Common Stock to an officer of the Bank at a price of $2.33 per share pursuant to the officer's exercise of options granted under the Registrant's 1993 Stock Option Plan.

     On December 12, 1996, the Registrant sold 15,000 shares of Common Stock to an officer of the Bank at a price of $0.833 per share pursuant to the officer's exercise of options granted under the Registrant's 1993 Stock Option Plan. The consideration for these shares was 100 shares of Common Stock.

     On January 28, 1997, the Registrant sold 3,000 shares of Common Stock to an officer of the Bank at a price $2.33 per share pursuant to the officer's exercise of options granted under the Registrant's 1993 Stock Option Plan.

     On March 26, 1997, the Registrant sold 42,000 shares of Common Stock to an executive officer of the Registrant at a price of $.833 per share pursuant to the officer's exercise of options granted under the Registrant's 1984 Stock Option Plan.

     On March 26, 1997, the Registrant sold 48,000 shares of Common Stock to an executive officer of the Registrant at a price of $2.33 per share pursuant to the officer's exercise of options granted under the Registrant's 1993 Stock Option Plan.

     On January 18, 1995, the Registrant sold 1,250,000 shares of Series B 10% Cumulative Preferred Stock to two directors of the Registrant at a price of $1.00 per share.

     Except for the shares issued on December 12, 1996, the consideration for each sale was cash. Each sale was made pursuant to the registration exemption provided by Section 3(a)(11) of the Securities Act of 1993. The number of shares of Common Stock and the per share price for the Common Stock have been adjusted to give effect to a 30 for 1 common stock split effected in the form of a stock dividend issued to shareholders of record as of July 17, 1997.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a) Exhibits

     The following documents are filed as exhibits to this Registration
Statement:


        EXHIBIT
         NUMBER                             DESCRIPTION OF EXHIBIT
        -------                             ----------------------
          *1             -- Form of Purchase Agreement by and between the
                            Underwriters and the Company.
         **3.1           -- Amended and Restated Articles of Incorporation of the
                            Company.
         **3.2           -- Amended and Restated Bylaws of the Company.
          *4             -- Form of Certificate representing shares of Common Stock.
           5             -- Opinion of Bracewell & Patterson, L.L.P. as to the
                            legality of the securities being registered.
        **10.1           -- Prime Bancshares, Inc. 1997 Stock Incentive Plan
          23.1           -- Consent of Grant Thornton LLP.
        **23.2           -- Consent of Bracewell & Patterson, L.L.P. (included in the opinion to be filed as Exhibit 5 to this Registration
                            Statement).
        **24             -- Powers of Attorney.
        **27             -- Financial Data Schedule.


---------------

* To be supplied by Amendment.


** Previously filed.

  (b) Financial Statement Schedules

     None.

     All other schedules for which provision is made in Regulation S-X of the Commission are not required under the related instructions or are inapplicable and, therefore, have been omitted.

ITEM 17. UNDERTAKINGS

     (a) The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officer and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (c) The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, Prime Bancshares, Inc., has duly caused this Registration Statement or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston and State of Texas on September 16, 1997.


                                            PRIME BANCSHARES, INC.

                                            By:       /s/ E. J. GUZZO

                                              ----------------------------------
                                                         E. J. Guzzo,
                                                          President

                               POWER OF ATTORNEY

     Each person whose signature appears below hereby constitutes and appoints each of Fredric M. Saunders and E. J. Guzzo, with full power to act without the other, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities (until revoked in writing) to sign this Registration Statement and any and all amendments (including post-effective amendments) to this Registration Statement, to file the same, together with all exhibits thereto and documents in connection therewith, with the Securities and Exchange Commission, to sign any and all applications, registration statements, notices and other documents necessary or advisable to comply with the applicable state securities authorities, granting unto said attorneys-in-fact and agents or any of them, or their or his substitutes or substitute, full power and authority to perform and do each and every act necessary and advisable as fully to all intents and purposes as he might or could perform and do in person, thereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.


     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement or amendment thereto has been signed by the following persons in the indicated capacities on September 16, 1997.


                      SIGNATURE                                             POSITIONS
                      ---------                                             ---------

               /s/ FREDRIC M. SAUNDERS
-----------------------------------------------------
                 Fredric M. Saunders                   Chairman of the Board, (principal executive officer)

                /s/ L. ANDERSON CREEL
-----------------------------------------------------  Treasurer (principal financial officer and principal
                  L. Anderson Creel                    accounting officer)

                   /s/ E. J. GUZZO
-----------------------------------------------------
                     E. J. Guzzo                       President and Director

                          *
-----------------------------------------------------
                  C. C. Smitherman                     Director

                          *
-----------------------------------------------------
                   David Pasternak                     Director

                          *
-----------------------------------------------------
                 Stuart D. Saunders                    Director

                          *
-----------------------------------------------------
                   James B. Wesley                     Director

                          *
-----------------------------------------------------
                   Jerry S. Dominy                     Director

                *By: /s/ E. J. GUZZO
  ------------------------------------------------
                     E. J. Guzzo
                  Attorney-in-Fact


                               INDEX TO EXHIBITS


        EXHIBIT
         NUMBER                             DESCRIPTION OF EXHIBIT
        -------                             ----------------------

          *1             -- Form of Underwriting Agreement by and between the
                            Underwriters and the Company.
         **3.1           -- Amended and Restated Articles of Incorporation of the
                            Company.
         **3.2           -- Amended and Restated Bylaws of the Company.
          *4             -- Form of Certificate representing shares of Common Stock.
           5             -- Opinion of Bracewell & Patterson, L.L.P. as to the
                            legality of the securities being registered.
        **10.1           -- Prime Bancshares, Inc. 1997 Stock Incentive Plan
          23.1           -- Consent of Grant Thornton LLP.
        **23.2           -- Consent of Bracewell & Patterson, L.L.P. (included in the opinion to be filed as Exhibit 5 to this Registration
                            Statement).
        **24             -- Powers of Attorney.
        **27             -- Financial Data Schedule.


---------------

* To be supplied by Amendment.


** Previously filed.